Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS

This Management’s Discussion and Analysis (MD&A) is presented to enable readers to assess material changes in the financial condition and operational results of TD Bank Financial Group (the Bank) for the year ended October 31, 2007, compared with the corresponding periods. This MD&A should be read in conjunction with our Consolidated Financial Statements and related Notes for the year ended October 31, 2007. This MD&A is dated November 28, 2007. Unless otherwise indicated, all amounts are expressed in Canadian dollars and have been primarily derived from the Bank’s annual Consolidated Financial Statements prepared in accordance with Canadian generally accepted accounting principles.

14	FINANCIAL RESULTS OVERVIEW
17	Net Income
18	Revenue
20	Expenses
21	Taxes
22	Quarterly Financial Information

BUSINESS SEGMENT ANALYSIS
24	Business Focus
28	Canadian Personal and Commercial Banking
32	Wealth Management
36	U.S. Personal and Commercial Banking
39	Wholesale Banking
42	Corporate

2006 FINANCIAL RESULTS OVERVIEW
43	Summary of 2006 Performance
44	2006 Financial Performance by Business Line

GROUP FINANCIAL CONDITION
46	Balance Sheet Review
47	Credit Portfolio Quality
54	Capital Position
56	Off-balance Sheet Arrangements
59	Financial Instruments

RISK FACTORS AND MANAGEMENT
59	Risk Factors that May Affect Future Results
60	Managing Risk

ACCOUNTING STANDARDS AND POLICIES
70	Critical Accounting Estimates
74	Future Accounting and Reporting Changes
75	Controls and Procedures

Certain comparative amounts have been restated to conform with the presentation adopted in the current year.

Additional information relating to the Bank, including the Bank’s Annual Information Form, is available on the Bank’s website at www.td.com, on SEDAR at www.sedar.com, and on the U.S. Securities and Exchange Commission’s website at www.sec.gov (EDGAR filers section).

Caution regarding forward-looking statements

From time to time, the Bank makes written and oral forward-looking statements, including in this MD&A, in other filings with Canadian regulators or the U.S. Securities and Exchange Commission (SEC), and in other communications. In addition, the Bank’s senior management may make forward-looking statements orally to analysts, investors, representatives of the media and others. All such statements are made pursuant to the “safe harbour” provisions of the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation. Forward-looking statements include, among others, statements regarding the Bank’s objectives and targets for 2008 and beyond, and strategies to achieve them, the outlook for the Bank’s business lines, and the Bank’s anticipated financial performance. The economic assumptions for 2008 for each of our business segments are set out in this MD&A under the headings “Economic Outlook” and “Business Outlook and Focus for 2008”, as updated in the subsequently filed quarterly Reports to Shareholders. Forward-looking statements are typically identified by words such as “will”, “should”, “believe”, “expect”, “anticipate”, “intend”, “estimate”, “plan”, “may” and “could”. By their very nature, these statements require us to make assumptions and are subject to inherent risks and uncertainties, general and specific, which may cause actual results to differ materially from the expectations expressed in the forward-looking statements. Some of the factors - many of which are beyond our control - that could cause such differences include: credit, market (including equity and commodity), liquidity, interest rate, operational, reputational, insurance, strategic, foreign exchange, regulatory, legal and other risks discussed in this MD&A and in other regulatory filings made in Canada and with the SEC; general business and economic conditions in Canada, the U.S. and other countries in which the Bank conducts business, as well as the effect of changes in monetary policy in those jurisdictions and changes in the foreign exchange rates for the currencies of those jurisdictions; the degree of competition in the markets in which the Bank operates, both from established competitors and new entrants; the accuracy and completeness of information the Bank receives on customers and counterparties; the development and introduction of new products and services in markets; developing new distribution channels and realizing increased revenue from these channels; the Bank’s ability to execute its strategies, including its integration, growth and acquisition strategies and those of its subsidiaries, particularly in the U.S.; changes in accounting policies and methods the Bank uses to report its financial condition, including uncertainties associated with critical accounting assumptions and estimates; the effect of applying future accounting changes; global capital market activity; the Bank’s ability to attract and retain key executives; reliance on third parties to provide components of the Bank’s business infrastructure; the failure of third parties to comply with their obligations to the Bank or its affiliates as such obligations relate to the handling of personal information; technological changes; the use of new technologies in unprecedented ways to defraud the Bank or its customers; legislative and regulatory developments; change in tax laws; unexpected judicial or regulatory proceedings; continued negative impact of the U.S. securities litigation environment; unexpected changes in consumer spending and saving habits; the adequacy of the Bank’s risk management framework, including the risk that the Bank’s risk management models do not take into account all relevant factors; the possible impact on the Bank's businesses of international conflicts and terrorism; acts of God, such as earthquakes; the effects of disease or illness on local, national or international economies; and the effects of disruptions to public infrastructure, such as transportation, communication, power or water supply. A substantial amount of the Bank’s business involves making loans or otherwise committing resources to specific companies, industries or countries. Unforeseen events affecting such borrowers, industries or countries could have a material adverse effect on the Bank’s financial results, businesses, financial condition or liquidity. The preceding list is not exhaustive of all possible factors. Other factors could also adversely affect the Bank’s results. For more information, see the discussion starting on page 59 of this MD&A. All such factors should be considered carefully when making decisions with respect to the Bank, and undue reliance should not be placed on the Bank’s forward-looking statements. The Bank does not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by or on its behalf.

TD BANK FINANCIAL GROUP ANNUAL REPORT 2007 Management’s Discussion and Analysis	13

FINANCIAL RESULTS OVERVIEW

TD Bank Financial Group delivered exceptional financial results in 2007. All businesses posted double-digit earnings growth for the year.

CORPORATE OVERVIEW
TD Bank Financial Group (the Bank) is one of the largest financial services providers in North America, offering comprehensive retail and commercial banking, wealth management and wholesale banking products and services. The Bank’s operations and activities are organized around operating groups: Canadian Personal and Commercial Banking; Wealth Management; U.S. Personal and Commercial Banking; and Wholesale Banking.

HOW THE BANK REPORTS
The Bank prepares its financial statements in accordance with Canadian generally accepted accounting principles (GAAP) and refers to results prepared in accordance with GAAP as the ”reported results”.
The Bank also utilizes non-GAAP financial measures referred to as “adjusted” results to assess each of its businesses and to measure overall Bank performance. To arrive at adjusted results, the Bank removes items of note, net of income taxes, from reported results. The items of note relate to items which management does not believe are indicative of underlying business performance. The items of note are listed in Table 2. The items of note include the Bank’s amortization of intangible assets, which primarily relate to the Canada Trust acquisition in 2000, the TD Banknorth Inc. (TD Banknorth) acquisition in 2005, and the acquisitions by TD Banknorth of Hudson United Bancorp (Hudson) in 2006 and Interchange Financial Services Corporation (Interchange) in 2007, and the amortization of intangibles included in equity in net income of TD Ameritrade Holding Corporation (TD Ameritrade). The Bank believes that adjusted results provide the reader with a better understanding of how management views the Bank’s performance. As explained, adjusted results are different from reported results determined in accordance with GAAP. Adjusted results, items of note and related terms used in this MD&A are not defined terms under GAAP and, therefore, may not be comparable to similar terms used by other issuers. Table 2 provides a reconciliation between the Bank’s reported and adjusted results.

T A B L E 1	OPERATING RESULTS - REPORTED
(millions of Canadian dollars)	2007	2006	2005
Net interest income	$6,924	$6,371	$6,008
Other income	7,357	6,821	5,951
Total revenue	14,281	13,192	11,959
Provision for credit losses	(645)	(409)	(55)
Non-interest expenses	(8,975)	(8,815)	(8,844)
Dilution gain, net	-	1,559	-
Income before provision for income taxes, non-controlling interests in subsidiaries and equity in net income of associated company	4,661	5,527	3,060
Provision for income taxes	(853)	(874)	(699)
Non-controlling interests, net of income taxes	(95)	(184)	(132)
Equity in net income of an associated company, net of income taxes	284	134	-
Net income - reported	3,997	4,603	2,229
Preferred dividends	(20)	(22)	-
Net income available to common shareholders - reported	$3,977	$4,581	$2,229

14	TD BANK FINANCIAL GROUP ANNUAL REPORT 2007 Management’s Discussion and Analysis

T A B L E 2	RECONCILIATION OF NON-GAAP MEASURES[1]
Adjusted net income to reported results
Operating results - adjusted
(millions of Canadian dollars)	2007	2006	2005
Net interest income[2]	$6,924	$6,371	$6,021
Other income[3]	7,148	6,862	6,077
Total revenue	14,072	13,233	12,098
Provision for credit losses[4]	(705)	(441)	(319)
Non-interest expenses[5]	(8,390)	(8,260)	(7,887)
Income before provision for income taxes, non-controlling interests in subsidiaries and equity in net income of associated company	4,977	4,532	3,892
Provision for income taxes[6]	(1,000)	(1,107)	(899)
Non-controlling interests, net of income taxes[7]	(119)	(211)	(132)
Equity in net income of associated company, net of income taxes[8]	331	162	-
Net income - adjusted	4,189	3,376	2,861
Preferred dividends	(20)	(22)	-
Net income available to common shareholders - adjusted	4,169	3,354	2,861
Items of note affecting net income, net of income taxes
Amortization of intangibles[9]	(353)	(316)	(354)
Gain relating to restructuring of Visa[10]	135	-	-
TD Banknorth restructuring, privatization and merger-related charges[11]	(43)	-	-
Dilution gain on Ameritrade transaction, net of costs	-	1,665	-
Dilution loss on the acquisition of Hudson by TD Banknorth	-	(72)	-
Balance sheet restructuring charge in TD Banknorth	-	(19)	-
Wholesale Banking restructuring charge	-	(35)	(29)
Change in fair value of credit default swaps hedging the corporate loan book[12]	30	7	17
General allowance release	39	39	23
Non-core portfolio loan loss recoveries (sectoral related)	-	-	127
Loss on structured derivative portfolios	-	-	(100)
Tax charges related to reorganizations	-	-	(163)
Other tax items	-	(24)	98
Preferred share redemption	-	-	(13)
Initial set up of specific allowance for credit card and overdraft loans	-	(18)	-
Litigation charge	-	-	(238)
Total items of note	(192)	1,227	(632)
Net income available to common shareholders - reported	$3,977	$4,581	$2,229

Reconciliation of reported earnings per share (EPS) to adjusted EPS
(Canadian dollars)	2007	2006	2005
Diluted - reported	$5.48	$6.34	$3.20
Items of note affecting income (as above)	0.27	(1.70)	0.91
Items of note affecting EPS only[13]	-	0.02	0.03
Diluted - adjusted	$5.75	$4.66	$4.14
Basic - reported	$5.53	$6.39	$3.22

[1]	Certain comparative amounts have been reclassified to conform to the presentation adopted in the current year.
[2]	Adjusted net interest income excludes the following item of note: 2005 - $13 million loss on preferred share redemption.
[3]
Adjusted other income excludes the following items of note: 2007 - $163 million pre-tax gain relating to restructuring of Visa, as explained in footnote 10; $46 million pre-tax gain due to change in fair value of credit default swaps (CDS) hedging the corporate loan book; 2006 - $11 million pre-tax gain due to change in fair value of CDS hedging the corporate loan book; $52 million loss on balance sheet restructuring charge in TD Banknorth; 2005 - $27 million gain due to change in fair value of CDS hedging the corporate loan book; and $153 million loss on structured derivative portfolios.

[4]
Adjusted provisions for credit losses exclude the following items of note: 2007 - $60 million general allowance release based on revised loss rate factors, utilizing internal experience in alignment with Basel II methodology; 2006 - $60 million general allowance release; $28 million initial set up of specific allowance for credit card and overdraft loans; 2005 - $35 million general allowance release; $229 million non-core portfolio loan loss recoveries (sectoral related).

[5]
Adjusted non-interest expenses exclude the following items of note: 2007 - $499 million amortization of intangibles; $86 million resulted from restructuring, privatization and merger related expenses, as explained in footnote 11; 2006 - $505 million amortization of intangibles; $50 million Wholesale Banking restructuring charges; 2005 - $546 million amortization of intangibles; $368 million litigation charge; and $43 million Wholesale Banking restructuring charge.

[6]	For reconciliation between reported and adjusted provisions for income taxes, see Table 11.
[7]
Adjusted non-controlling interests exclude the following items of note: 2007 - $9 million amortization of intangibles; $15 million from restructuring, privatization and merger related expenses; 2006 - $12 million amortization of intangibles; $15 million balance sheet restructuring charge in TD Banknorth.

[8]	Equity in net income of associated company excludes the following items of note: 2007 - $47 million amortization of intangibles; 2006 - $28 million amortization of intangibles.
[9]	See additional information in Table 3.
[10]
As part of the global restructuring of Visa USA Inc., Visa Canada Association and Visa International Service Association, which closed on October 3, 2007 (restructuring date), the Bank received shares of the new global entity (Visa Inc.) in exchange for the Bank’s membership interest in Visa Canada Association. As required by the applicable accounting standards, the shares the Bank received in Visa Inc. were measured at fair value and an estimated gain of $135 million after tax was recognized in the Corporate segment, based on results of an independent valuation of the shares. The gain may be subject to further adjustment based on the finalization of the Bank’s ownership percentage in Visa Inc.

[11]
The TD Banknorth restructuring, privatization and merger-related charges include the following: $31 million restructuring charge, primarily consisted of employee severance costs, the costs of amending certain executive employment and award agreements and write-down of long-lived assets due to impairment, included in U.S. Personal and Commercial Banking; $4 million restructuring charge related to the transfer of functions from TD Bank USA to TD Banknorth, included in the Corporate segment; $5 million privatization charges, which primarily consisted of legal and investment banking fees, included in U.S. Personal and Commercial Banking; and $3 million merger-related charges related to conversion and customer notices in connection with the integration of Hudson and Interchange with TD Banknorth, included in U.S. Personal and Commercial Banking. In the Consolidated Statement of Income for October 31, 2007, the restructuring charges are included in the restructuring costs while the privatization and merger-related charges are included in other non-interest expenses.

[12]
The Bank purchases CDS to hedge the credit risk in Wholesale Banking’s corporate lending portfolio. These CDS do not qualify for hedge accounting treatment and are measured at fair value with changes in fair value recognized in current period’s earnings. The related loans are accounted for at amortized cost. Management believes that this asymmetry in the accounting treatment between CDS and loans would result in periodic profit and loss volatility which is not indicative of the economics of the corporate loan portfolio or the underlying business performance in Wholesale Banking. As a result, the CDS are accounted for on an accrual basis in the Wholesale Banking segment and the gains and losses on the CDS, in excess of the accrued cost, are reported in the Corporate segment. Adjusted results exclude the gains and losses on the CDS in excess of the accrued cost. Prior to November 1, 2006, this item was described as “Hedging impact due to AcG-13”. As part of the adoption of the new financial instruments standards effective for the Bank from November 1, 2006, the guidance under Accounting Guideline 13: Hedging Relationships (AcG-13) was replaced by Canadian Institute of Chartered Accountants (CICA) Handbook Section 3865, Hedges.

[13]
2006 - one-time adjustment for the impact of TD Ameritrade earnings, due to the one month lag between fiscal quarter ends. The results of the Bank include its equity share in TD Ameritrade from January 25, 2006 to September 30, 2006. 2005 - adjustment for the impact of TD Banknorth earnings, due to the one month lag between fiscal quarter ends.

TD BANK FINANCIAL GROUP ANNUAL REPORT 2007 Management’s Discussion and Analysis	15

T A B L E 3	AMORTIZATION OF INTANGIBLES, NET OF INCOME TAXES
(millions of Canadian dollars)	2007	2006	2005
TD Canada Trust	$175	$207	$301
TD Banknorth reported amortization of intangibles	112	72	35
Less: non-controlling interests	9	12	2
Net amortization of intangibles	103	60	33
TD Ameritrade (included in equity in net income of associated company)	47	28	-
Other	28	21	20
Amortization of intangibles, net of income taxes[1]	$353	$316	$354

[1]	Amortization of intangibles is included in the Corporate segment.

ECONOMIC PROFIT AND RETURN ON INVESTED CAPITAL
The Bank utilizes economic profit as a tool to measure shareholder value creation. The rate used in the charge for capital is the equity cost of capital calculated using the capital asset pricing model. The charge represents an assumed minimum return required by common shareholders on the Bank’s invested capital. The Bank’s goal is to achieve positive and growing economic profit.
Return on invested capital (ROIC) is a variation on the economic profit measure that is useful in comparison to the equity cost of capital. Both ROIC and the cost of capital are percentage rates, while economic profit is a dollar measure. When ROIC exceeds the equity cost of capital, economic profit is positive. The Bank’s goal is to maximize economic profit by achieving ROIC that exceeds the equity cost of capital.
Economic profit and ROIC are non-GAAP financial measures as these are not defined terms under GAAP. Earnings and other measures adjusted to a basis other than GAAP do not have standardized meanings under GAAP and, therefore, may not be comparable to similar terms used by other issuers. Table 4 reconciles between the Bank’s economic profit, ROIC and adjusted net income. Adjusted results and related terms are discussed in the “How the Bank Reports” section.

T A B L E 4	RECONCILIATION OF ECONOMIC PROFIT, RETURN ON INVESTED CAPITAL AND ADJUSTED NET INCOME
(millions of Canadian dollars)	2007	2006	2005
Average common equity	$20,572	$17,983	$14,600
Average cumulative goodwill/intangible assets amortized, net of income taxes	3,825	3,540	3,213
Average invested capital	24,397	21,523	17,813
Rate charged for invested capital	9.4%	9.5%	10.1%
Charge for invested capital	$(2,293)	$(2,045)	$(1,799)
Net income available to common shareholders - reported	$3,977	$4,581	$2,229
Items of note impacting income, net of income taxes	192	(1,227)	632
Net income available to common shareholders - adjusted	$4,169	$3,354	$2,861
Economic profit	$1,876	$1,309	$1,062
Return on invested capital	17.1%	15.6%	16.1%

2007 SIGNIFICANT EVENTS
Acquisition of Commerce Bancorp, Inc.
On October 2, 2007, the Bank announced a definitive agreement to acquire 100% of Commerce Bancorp, Inc. (Commerce) for share and cash consideration, having an aggregate value of approximately US$8.5 billion as of the date of announcement. Commerce is a public company with approximately US$50 billion in assets as at September 30, 2007. The acquisition will be accounted for using the purchase method of accounting and each share of Commerce will be exchanged for 0.4142 of a Bank common share and US$10.50 in cash. The transaction will be taxable for Commerce shareholders for U.S. federal income tax purposes, including the Bank shares they receive.
The Bank also announced on October 2, 2007 that, following the completion of the transaction, the Bank expects to take a one time restructuring charge of approximately US$490 million pre tax. On a reported basis, the transaction is expected to be 28 cents dilutive in fiscal 2008 and 22 cents dilutive in 2009 to the Bank's earnings per share, and 10 cents dilutive in 2008 and flat in 2009 on an adjusted basis.1 The addition of Commerce would result in the Bank having more than 2,000 branches in North America and almost $250 billion in retail deposits. The expected financial impacts of the transaction assume, among other things, the timely and cost-efficient integration of the Bank and Commerce, and the realization of the expected cost synergies in the amounts and timeframes anticipated at the date of announcement, as well as the granting of the required approvals and fulfillment of the other closing conditions.
   The acquisition is subject to approvals from Commerce shareholders and U.S. and Canadian regulatory authorities, as well as other customary closing conditions. The parties are expected to mail the proxy statement/prospectus to Commerce shareholders in December, and as a result, to close in February or March of 2008.

[1]
In these projections, the Bank’s 2008 GAAP and adjusted net income and earnings per share (EPS) estimates are based on analyst consensus estimates current at the date of announcement of the acquisition, and the Bank’s 2009 net income and EPS estimates are the Bank’s 2008 net income and EPS estimates increased at the Institutional Brokers’ Estimate System (IBES) long-term growth rate of 10.5%. Commerce future earnings and all other transaction adjustments are based on the Bank’s internal management estimates. The projections and estimates are subject to risks and uncertainties that may cause actual results to differ materially.

16	TD BANK FINANCIAL GROUP ANNUAL REPORT 2007 Management’s Discussion and Analysis

TD Banknorth
Going-private transaction
On April 20, 2007, the Bank completed its privatization of TD Banknorth. Under this transaction, the Bank acquired all of the outstanding common shares of TD Banknorth that it did not already own for US$32.33 per TD Banknorth share for a total cash consideration of $3.7 billion (US$3.3 billion). The acquisition has been accounted for by the purchase method. On closing, TD Banknorth became a wholly-owned subsidiary of the Bank and TD Banknorth’s shares were delisted from the New York Stock Exchange.
As a result of the transaction, there was a net increase in goodwill and intangibles on the Bank’s Consolidated Balance Sheet at the completion of the transaction of approximately $1.5 billion. Other purchase consideration allocation adjustments were not significant. The allocation of the purchase price is subject to finalization.
In the normal course of the Bank’s financial reporting, TD Banknorth is consolidated on a one month lag basis.

Acquisition of Interchange Financial Services Corporation
TD Banknorth completed its acquisition of Interchange on January 1, 2007 for a total cash consideration of $545 million (US$468.1 million), financed primarily through TD Banknorth’s sale of 13 million of its common shares to the Bank for $472 million (US $405 million). As a result, $1.9 billion of assets and $1.4 billion of liabilities were included in the Bank’s Interim Consolidated Balance Sheet at the date of acquisition. TD Banknorth consolidates the financial results of Interchange.

TD Ameritrade
TD Ameritrade announced two common stock repurchase programs in 2006 for an aggregate of 32 million shares. As a result of TD Ameritrade’s share repurchase activity, the Bank’s direct ownership position in TD Ameritrade increased above the ownership cap of 39.9% under the Stockholders Agreement. In accordance with the Bank’s previously announced intention, the Bank sold three million shares of TD Ameritrade in the second quarter to bring its direct ownership position to 39.9%. The Bank recognized a gain of $6 million on this sale.
As at October 31, 2007, the Bank’s beneficial ownership of TD Ameritrade was 39.99% due to continued TD Ameritrade share repurchase activity. The Bank intends to sell shares of TD Ameritrade to bring its beneficial ownership of TD Ameritrade to, or under, the ownership cap of 39.9% in accordance with the Stockholders Agreement.
Moreover, as a result of consolidation of financial statements of Lillooet Limited (Lillooet) in the Consolidated Financial Statements for the year ended October 31, 2007, TD Ameritrade shares held by Lillooet have been included in the Bank’s reported investment in TD Ameritrade. The Bank has recognized income of TD Ameritrade related to the TD Ameritrade shares owned by Lillooet for the year ended October 31, 2007.

For more details, see Note 28 to the Consolidated Financial Statements.

FINANCIAL RESULTS OVERVIEW

Net Income

AT A GLANCE OVERVIEW
•	Reported net income was $3,997 million, down $606 million, or 13%, from 2006.
•	Adjusted net income was $4,189 million, up $813 million, or 24%, from 2006.

Reported net income was $3,997 million, compared with $4,603 million in 2006. The decrease in reported net income was entirely due to the $1,665 million dilution gain from the sale of TD Waterhouse U.S.A. to Ameritrade in 2006, partially offset by higher operating earnings. Adjusted net income was $4,189 million, compared with $3,376 million in 2006. The increase in adjusted net income was driven by year-over-year earnings growth from all business segments, as well as a smaller loss in the Corporate segment. Canadian Personal and Commercial Banking net income increased by $287 million due to volume growth, higher insurance revenue and improved fee revenue. U.S. Personal and Commercial Banking adjusted net income grew by $104 million, primarily due to higher Bank ownership resulting from the privatization of TD Banknorth on April 20, 2007. The Canadian Wealth Management business generated net income growth of $91 million, largely due to growth in assets under management and assets under administration. TD Ameritrade’s contribution for the year rose $81 million, driven by higher economic ownership and strong revenue growth. Wholesale Banking delivered an increase in adjusted net income of $160 million, driven largely by stronger results from the capital markets businesses.
Reported diluted earnings per share were $5.48, compared with $6.34 in 2006. Adjusted diluted earnings per share were $5.75, an increase of 23%, compared with $4.66 in 2006. The increase in adjusted diluted earnings per share was a result of the higher adjusted net income.

U.S. GAAP (see the Reconciliation of Canadian and U.S. Generally Accepted Accounting Principles contained in the Bank’s 2007 Annual Report on Form 40-F filed with the U.S. Securities and Exchange Commission (SEC) and available on the Bank’s website at http://www.td.com/investor/index.jsp and at the SEC’s internet site (http.//www.sec.gov).
Net income available to common shareholders under U.S. GAAP was $4,053 million, compared with $3,977 million under Canadian GAAP. The higher U.S. GAAP net income available to common shareholders primarily resulted from recognition of unrealized gains related to the reclassification of certain securities from available for sale to trading, and from an increase in income due to the de-designation of certain fair value and cash flow hedging relationships that were designated under Canadian GAAP effective November 1, 2006.

TD BANK FINANCIAL GROUP ANNUAL REPORT 2007 Management’s Discussion and Analysis	17

FINANCIAL RESULTS OVERVIEW

Revenue

AT A GLANCE OVERVIEW
•	Total revenue increased by $1,089 million, or 8%, from the prior year.
•	Net interest income was up $553 million, or 9%, from the prior year.
•	Other income was up $536 million, or 8%, from the prior year.

NET INTEREST INCOME
Net interest income was $6,924 million in 2007, an increase of $553 million or 9%. Canadian Personal and Commercial Banking net interest income increased by $522 million largely on higher product volumes. U.S. Personal and Commercial Banking net interest income increased largely due to the full year impact of the Hudson and Interchange acquisitions. The increase in Wholesale Banking net interest income was largely due to higher trading-related net interest income. These increases were partially offset by the loss of net interest income related to the impact of the sale of TD Waterhouse U.S.A. to Ameritrade.

Net Interest Margin
Net interest margin improved by 4 bps in 2007 to 2.06% from 2.02% in 2006. The increase was a result of a slight margin improvement in the Canadian Personal and Commercial Banking segment, higher net interest income in the Wholesale Banking segment and the impact of the change in the Bank’s overall product mix. These increases were partially offset by a slight compression in margins in the U.S. Personal and Commercial Banking segment.

T A B L E 5	NET INTEREST INCOME ON AVERAGE EARNING BALANCES[1]
(millions of Canadian dollars)			2007			2006			2005

	Average		Average	Average		Average	Average		Average
	balance	Interest	rate	balance	Interest	rate	balance	Interest	rate
Earning assets
Deposits with banks	$12,184	$357	2.93%	$11,680	$302	2.59%	$10,654	$415	3.90%
Securities
Trading	81,756	3,124	3.82	76,679	2,653	3.46	77,906	2,536	3.26
Non-trading	43,970	1,642	3.73	-	-	-	-	-	-
Investment	-	-	-	40,172	1,782	4.44	32,354	1,503	4.65
Total securities	125,726	4,766	3.79	116,851	4,435	3.80	110,260	4,039	3.66
Securities purchased under reverse repurchase agreements	31,960	1,829	5.72	30,910	1,413	4.57	27,253	907	3.33
Loans
Mortgages	63,991	3,471	5.42	60,325	3,131	5.19	58,033	2,807	4.84
Consumer installment and other personal	64,502	4,510	6.99	62,797	4,036	6.43	55,975	3,067	5.48
Credit card	5,467	731	13.37	3,830	509	13.29	2,690	323	12.01
Business and government	31,913	2,188	6.86	28,562	1,743	6.10	23,288	1,218	5.23
Total loans	165,873	10,900	6.57	155,514	9,419	6.06	139,986	7,415	5.30
Total earning assets	$335,743	$17,852	5.32%	$314,955	$15,569	4.94%	$288,153	$12,776	4.43%
Interest-bearing liabilities
Deposits
Personal	$144,364	$3,733	2.59%	$132,135	$3,027	2.29%	$122,032	$2,509	2.06%
Banks	19,954	814	4.08	15,874	661	4.16	14,683	462	3.15
Business and government	105,196	3,700	3.52	105,252	3,393	3.22	99,827	2,158	2.16
Total deposits	269,514	8,247	3.06	253,261	7,081	2.80	236,542	5,129	2.17
Subordinated notes and debentures	9,061	484	5.34	6,956	388	5.58	5,626	328	5.83
Obligations related to securities sold short and under repurchase agreements	46,487	2,088	4.49	44,287	1,603	3.62	34,499	1,164	3.37
Preferred shares and capital trust securities	1,797	109	6.07	1,790	126	7.04	2,215	147	6.64
Total interest-bearing liabilities	$326,859	$10,928	3.34%	$306,294	$9,198	3.00%	$278,882	$6,768	2.43%
Total net interest income on average earnings assets	$335,743	$6,924	2.06%	$314,955	$6,371	2.02%	$288,153	$6,008	2.09%
1   Net interest income includes dividends on securities.

18	TD BANK FINANCIAL GROUP ANNUAL REPORT 2007 Management’s Discussion and Analysis

T A B L E 6	ANALYSIS OF CHANGE IN NET INTEREST INCOME
(millions of Canadian dollars)	2007 vs 2006			2006 vs 2005
	Favourable (unfavourable)			Favourable (unfavourable)
	due to change in			due to change in
	Average	Average	Net	Average	Average	Net
	volume	rate	change	volume	rate	change
Total earning assets	$1,028	$1,255	$2,283	$1,332	$1,461	$2,793
Total interest-bearing liabilities	(645)	(1,085)	(1,730)	(742)	(1,688)	(2,430)
Net interest income	$383	$170	$553	$590	$(227)	$363

OTHER INCOME
Other income was $7,357 million in 2007, an increase of $536 million, or 8%, from 2006.
The Canadian Personal and Commercial Banking segment posted an increase of $275 million in other income related to increases in service charges, card services, insurance revenue and non-trading foreign exchange revenue. Wealth Management other income increased due to higher assets under administration, an increase in trades per day and higher mutual fund assets under management, partially offset by lower commission revenue due to the full year impact of the sale of TD Waterhouse U.S.A. to Ameritrade. U.S. Personal and Commercial Banking other income increased by 19%, largely due to the full year impact of the Hudson and Interchange acquisitions and fee initiatives. Wholesale Banking other income declined from 2006 as higher syndication revenue, merger and acquisition fees, and equity and debt underwriting were more than offset by a decline in trading income. Other income also increased due to a gain of $163 million related to the restructuring of Visa and a net security loss of $52 million in 2006 related to the balance sheet restructuring of the U.S. Personal and Commercial Banking segment.

T A B L E 7	OTHER INCOME
(millions of Canadian dollars)				2007 vs 2006
	2007	2006	2005	% change
Investment and securities services:
Discount brokerage	$445	$567	$881	(21.5)%
Securities and full service brokerage	1,087	988	927	10.0
Mutual funds	868	704	671	23.3
Credit fees	420	371	343	13.2
Net securities gains	326	305	242	6.9
Trading income (loss)	591	797	147	(25.8)
Income from financial instruments designated as trading under the fair value option	(55)	-	-	-
Service charges	1,019	937	787	8.8
Loan securitizations	397	346	414	14.7
Card services	457	383	279	19.3
Insurance, net of claims	1,005	896	826	12.2
Trust fees	133	130	111	2.3
Other	664	397	323	67.3
Total	$7,357	$6,821	$5,951	7.9%

TRADING-RELATED INCOME
Trading-related income, which is the total of net interest income on trading positions and trading income, decreased by $234 million, or 32%, from 2006. The decrease was primarily due to weaker credit trading associated with volatility in the credit markets and a breakdown in traditional pricing relationships between corporate bonds and credit default swaps in the latter part of the year. Additionally, weaker results were experienced in equity trading.
The mix of trading-related income between net interest income and trading income is largely dependent upon levels of interest rates, which drives the funding costs of our trading portfolios. Generally, as interest rates rise, net interest income declines and trading income reported in other income increases. Management believes that the total trading-related income is the appropriate measure of trading performance.

TD BANK FINANCIAL GROUP ANNUAL REPORT 2007 Management’s Discussion and Analysis	19

T A B L E 8	TRADING-RELATED INCOME[1]
(millions of Canadian dollars)				2007 vs 2006
	2007	2006	2005	% change
Net interest income	$(55)	$(65)	$457	(15.4)
Trading income
Trading securities and derivatives	591	797	147	(25.9)
Loans designated as trading under the fair value option	(38)	-	-	-
Total trading income	$553	$797	$147	(30.6)
Total trading-related income	$498	$732	$604	(32.0)
By product
Interest rate and credit portfolios	$239	$362	$370	(34.0)
Foreign exchange portfolios	312	306	248	2.0
Equity and other portfolios	(15)	64	(14)	(123.4)
Loans designated as trading under the fair value option	(38)	-	-	-
Total trading-related income	$498	$732	$604	(32.0)

[1]
Trading-related income includes trading income arising from securities, derivatives, and loans designated as trading under the fair value option, as well as net interest income derived from trading instruments.

FINANCIAL RESULTS OVERVIEW

Expenses

AT A GLANCE OVERVIEW
•	Non-interest expenses increased by $160 million, or 2%, from 2006.
•	Reported efficiency ratio was 62.8%.
•	Adjusted efficiency ratio was 59.6%, a 260 bps improvement from the prior year.

NON-INTEREST EXPENSES
Non-interest expenses for 2007 were $8,975 million, compared with $8,815 million in 2006, up $160 million. The increase in expenses was driven by growth in most business segments. Canadian Personal and Commercial Banking segment expenses increased by $170 million, largely due to higher personnel and benefit costs, primarily due to branch openings and higher employee compensation costs. US Personal and Commercial Banking expenses increased by 12%, primarily due to the full year impact of Hudson and the Interchange acquisition in 2007. Partially offsetting these increases were decreases in non-interest expenses in Wealth Management and Wholesale Banking. Wealth Management expenses declined by $24 million, largely due to the full year impact of the sale of TD Waterhouse U.S.A. to Ameritrade, partially offset by increased volume-related payments to sellers of the Bank’s mutual funds and higher sales force compensation in advice-based businesses. The decrease in expenses in the Wholesale Banking business was mainly due to lower expenses related to the exit of certain structured product businesses.

EFFICIENCY RATIO
Efficiency ratio measures operating efficiency. The ratio is calculated by taking the non-interest expenses as a percentage of total revenue. A lower ratio indicates a more efficient business operation.
The Bank’s overall reported efficiency ratio weakened due to the impact of the dilution gain from the sale of TD Waterhouse U.S.A. to Ameritrade in 2006. On an adjusted basis, efficiency ratio improved 260 basis points to 59.6% from 62.2% in 2006 as revenue growth continued to outpace expense growth. The Canadian Personal and Commercial Banking and Wholesale Banking businesses were the largest contributors to the improvement, driven by strong revenue growth and good expense management. The Wealth Management efficiency ratio also improved on strong revenue growth and was positively impacted by the sale of TD Waterhouse U.S.A. to Ameritrade.

20	TD BANK FINANCIAL GROUP ANNUAL REPORT 2007 Management’s Discussion and Analysis

T A B L E 9	NON-INTEREST EXPENSES AND EFFICIENCY RATIO
(millions of Canadian dollars)				2007 vs 2006
	2007	2006	2005	% change
Salaries and employee benefits
Salaries	$2,737	$2,700	$2,544	1.4%
Incentive compensation	1,286	1,207	1,139	6.5
Pension and other employee benefits	583	578	535	0.9
Total salaries and employee benefits	4,606	4,485	4,218	2.7
Occupancy
Rent	390	371	373	5.1
Depreciation	163	160	147	1.9
Property tax	21	21	17	-
Other	162	149	139	8.7
Total occupancy	736	701	676	5.0
Equipment
Rent	192	200	192	(4.0)
Depreciation	199	183	175	8.7
Other	223	216	242	3.2
Total equipment	614	599	609	2.5
Amortization of intangible assets	499	505	546	(1.2)
Restructuring costs	67	50	43	34.0
Marketing and business development	445	470	469	(5.3)
Brokerage-related fees	233	222	263	5.0
Professional and advisory services	488	540	519	(9.6)
Communications	193	201	205	(4.0)
Other
Capital and business taxes	196	205	167	(4.4)
Postage	122	121	108	0.8
Travel and relocation	84	87	78	(3.4)
Other	692	629	943	10.0
Total other	1,094	1,042	1,296	5.0
Total expenses	$8,975	$8,815	$8,844	1.8%

Efficiency ratio - reported	62.8%	59.8%	74.0%	300	bps
Efficiency ratio - adjusted	59.6	62.4	65.2	(280)

FINANCIAL RESULTS OVERVIEW

Taxes

Reported total income and other taxes decreased by $26 million, or 1.7%, from 2006. Income tax expense, on a reported basis, was down $21 million, or 2.4%, from 2006. Other taxes were down $5 million, or 1.7%, from 2006. Adjusted total income and other taxes were down $112 million, or 6.3%, from 2006. Current income tax expense, on an adjusted basis, was down $107 million, or 9.7%, from 2006.
The Bank’s effective income tax rate, on a reported basis, was 18.3% for 2007, compared with 15.8% in 2006. The increase was largely due to the net dilution gain on Ameritrade transaction in 2006, which had limited associated tax expense. Partially offsetting this item was a higher impact on the tax rate from non-taxable income received and international operations as compared with 2006. On an adjusted basis, the effective income tax rate was 20.1% for 2007, compared with 24.4% in 2006.
Prior to the sale of TD Waterhouse U.S.A. to Ameritrade to create TD Ameritrade, the financial statements reported the pre-tax and after-tax results of TD Waterhouse U.S.A. separately. TD reports its investments in TD Ameritrade using the equity method of accounting; tax expense of $173 million for the year is not part of the tax rate reconciliation.

T A B L E 10	TAXES
(millions of Canadian dollars)		2007		2006		2005
Income taxes at Canadian statutory income tax rate	$1,627	34.9%	$1,934	35.0%	$1,072	35.0%
Increase (decrease) resulting from:
Dividends received	(423)	(9.1)%	(234)	(4.2)%	(232)	(7.6)%
Rate differentials on international operations	(336)	(7.2)%	(248)	(4.5)%	(215)	(7.0)%
Items related to dilution gains and losses	-	-%	(582)	(10.5)%	163	5.3%
Other	(15)	(0.3)%	4	-%	(89)	(2.9)%
Provision for income taxes and effective income tax rate - reported	$853	18.3%	$874	15.8%	$699	22.8%

TD BANK FINANCIAL GROUP ANNUAL REPORT 2007 Management’s Discussion and Analysis	21

T A B L E 11	RECONCILIATION OF NON-GAAP PROVISIONS FOR INCOME TAXES
(millions of Canadian dollars)	2007	2006	2005
Provision for income taxes - reported	$853	$874	$699
Increase (decrease) resulting from items of note:
Amortization of intangibles	184	205	192
Gain relating to restructuring of Visa	(28)	-	-
TD Banknorth restructuring, privatization and merger related charges	28	-	-
Dilution gain on Ameritrade transaction, net of costs	-	34	-
Balance sheet restructuring charge in TD Banknorth	-	18	-
Wholesale Banking restructuring charge	-	15	14
Change in fair value of credit default swaps hedging the corporate loan book	(16)	(4)	(10)
Tax charges related to reorganizations	-	-	(163)
Other tax items	-	(24)	98
Loss on structured derivative portfolio	-	-	53
Litigation charge	-	-	130
Non-core portfolio loan loss recoveries (sectoral related)	-	-	(102)
General allowance release	(21)	(21)	(12)
Initial set up of specific allowance for credit card and overdraft loans	-	10	-
Tax effect - items of note	147	233	200
Provision for income taxes - adjusted	1,000	1,107	899
Other taxes:
Payroll	218	199	222
Capital and premium taxes	191	197	161
GST and provincial	170	184	178
Municipal and business	89	93	84
Total other taxes	668	673	645
Total taxes - adjusted	$1,668	$1,780	$1,544
Effective income tax rate - adjusted[1]	20.1%	24.4%	23.1%

[1]	Adjusted effective income tax rate is adjusted provisions for income taxes before other taxes as a percentage of adjusted net income before taxes.

FINANCIAL RESULTS OVERVIEW

Quarterly Financial Information

FOURTH QUARTER 2007 PERFORMANCE SUMMARY
Reported net income for the fourth quarter of 2007 was $1,094 million, compared with $762 million in the same quarter last year. Reported diluted earnings per share were $1.50 for the quarter, compared with $1.04 in the same quarter last year.
Adjusted net income for the quarter was $1,021 million, compared with $875 million in the same quarter last year. Adjusted diluted earnings per share were $1.40 for the quarter, compared with $1.20 in the fourth quarter of 2006. All business segments contributed to the increase in adjusted net income. Canadian Personal and Commercial Banking net income was $572 million, an increase of $71 million, or 14%, from the fourth quarter of 2006. Wealth Management and Wholesale Banking also made positive contributions with earnings growth of 31% and 8%, respectively. U.S. Personal and Commercial banking earnings increased $61 million in the fourth quarter, primarily as a result of higher ownership due to privatization of TD Banknorth.
Revenue increased by $232 million, or 7%, from the fourth quarter of 2006, due to gains in both net interest income and other income. Canadian Personal and Commercial Banking revenue increased by 11% on higher volumes in most products. Wealth Management revenue rose 15% due to increased assets under management and administration, and higher discount brokerage volumes. Wholesale Banking revenue increased by 7%, largely due to higher trading-related revenue. The Visa gain of $163 million before tax also increased other income.
On a reported basis, provision for credit losses decreased $31 million from the fourth quarter of 2006, largely due to a general allowance release of $60 million this quarter and the initial set up of a specific allowance of $28 million for credit card and overdraft loans made in the fourth quarter of 2006. On an adjusted basis, provision for credit losses increased $57 million. Canadian Personal and Commercial Banking increased provisions for credit losses by $44 million, largely due to personal lending and credit card volumes. Provision for credit losses in the U.S. Personal and Commercial Banking segment increased as well due to an increase in net impaired loans related to a slowdown in the U.S. residential real estate construction market.
Expenses for the quarter increased $30 million from the fourth quarter of 2006. The increase was driven by a $46 million increase in non-interest expenses in Canadian Personal and Commercial Banking, primarily due to higher employee compensation costs and investments in new branches and higher Wealth Management expenses. These increases were offset by expense reductions in Wholesale Banking, U.S. Personal and Commercial banking, and the Corporate segment.
The Bank’s effective tax rate was 13.1% for the quarter, compared with 18.7% in the same quarter last year. The decline was primarily due to higher non-taxable income in equity trading received during the quarter.
See the Bank’s fourth quarter 2007 News Release, dated November 29, 2007, for an analysis of results by quarter by business segment.

22	TD BANK FINANCIAL GROUP ANNUAL REPORT 2007 Management’s Discussion and Analysis

T A B L E 1 2	QUARTERLY RESULTS
(millions of Canadian dollars)	2007				2006
	Quarter ended				Quarter ended
	October 31	July 31	April 30	January 31	October 31	July 31	April 30	January 31
Net interest income	$1,808	$1,783	$1,662	$1,671	$1,714	$1,623	$1,427	$1,607
Other income	1,742	1,899	1,882	1,834	1,604	1,688	1,712	1,817
Total revenue	3,550	3,682	3,544	3,505	3,318	3,311	3,139	3,424
Provision for (reversal of) credit losses	(139)	(171)	(172)	(163)	(170)	(109)	(16)	(114)
Non-interest expenses	(2,241)	(2,216)	(2,297)	(2,221)	(2,211)	(2,170)	(2,124)	(2,310)
Dilution gain, net	-	-	-	-	-	-	(5)	1,564
Provision for income taxes	(153)	(248)	(234)	(218)	(175)	(235)	(244)	(220)
Non-controlling interests	(8)	(13)	(27)	(47)	(48)	(52)	(47)	(37)
Equity in net income of an associated company, net of income taxes	85	69	65	65	48	51	35	-
Net income - reported	1,094	1,103	879	921	762	796	738	2,307
Items of note affecting net income, net of income taxes:
Amortization of intangibles	99	91	80	83	87	61	86	82
Gain relating to restructuring of Visa	(135)	-	-	-	-	-	-	-
Dilution (gain) loss on Ameritrade transaction, net of costs	-	-	-	-	-	-	5	(1,670)
Dilution loss on the acquisition of Hudson by TD Banknorth	-	-	-	-	-	-	-	72
Balance sheet restructuring charge in TD Banknorth	-	-	-	-	-	-	-	19
Wholesale Banking restructuring charge	-	-	-	-	-	-	-	35
TD Banknorth restructuring, privatization and merger-related charges	-	-	43	-	-	-	-	-
Change in fair value of credit default swaps hedging the corporate loan book	2	(30)	(7)	5	8	5	(10)	(10)
Other tax items	-	-	-	-	-	24	-	-
Initial set up of specific allowance for credit card and overdraft loans	-	-	-	-	18	-	-	-
General allowance release	(39)	-	-	-	-	-	(39)	-
Total adjustments for items of note,net of income taxes	(73)	61	116	88	113	90	42	(1,472)
Net income - adjusted	1,021	1,164	995	1,009	875	886	780	835
Preferred dividends	(5)	(2)	(7)	(6)	(5)	(6)	(6)	(5)
Net income available to common shareholders - adjusted	$1,016	$1,162	$988	$1,003	$870	$880	$774	$830
(Canadian dollars)
Basic earnings per share
- reported	$1.52	$1.53	$1.21	$1.27	$1.05	$1.10	$1.02	$3.23
- adjusted	1.42	1.61	1.37	1.40	1.21	1.22	1.10	1.16
Diluted earnings per share
- reported	1.50	1.51	1.20	1.26	1.04	1.09	1.01	3.20
- adjusted	1.40	1.60	1.36	1.38	1.20	1.21	1.09	1.15
Return on common shareholders’ equity	20.8%	21.0%	17.1%	18.2%	15.7%	16.8%	16.5%	55.4%
(billions of Canadian dollars)
Average earning assets	$341	$329	$336	$337	$321	$314	$318	$308
Net interest margin as a percentage of average earning assets	2.10%	2.15%	2.03%	1.97%	2.12%	2.05%	1.84%	2.07%

TD BANK FINANCIAL GROUP ANNUAL REPORT 2007 Management’s Discussion and Analysis	23

BUSINESS SEGMENT ANALYSIS

Business Focus

For management reporting purposes, the Bank’s operations and activities are organized around the following operating business segments: Canadian Personal and Commercial Banking, Wealth Management, U.S. Personal and Commercial Banking and Wholesale Banking.

Canadian Personal and Commercial Banking comprises the Bank’s personal and business banking businesses in Canada, as well as the automotive purchasing and consumer installments loan services and the Bank’s global insurance operations (excluding the U.S.). Operating in Canada under the TD Canada Trust brand, the retail operations provide a full range of financial products and services to approximately 11 million personal and small business customers. As a leading customer services provider, TD Canada Trust offers anywhere, anytime banking solutions through telephone and internet banking, more than 2,500 automated banking machines and a network of 1,070 branches located across Canada. TD Commercial Banking serves the needs of medium-sized Canadian businesses, customizing a broad range of products and services to meet their financing, investment, cash management, international trade and day-today banking needs. Under the TD Insurance and TD Meloche Monnex brands, the Bank offers in Canada a broad range of insurance products, including home and automobile coverage, life and health insurance, as well as credit protection coverage on TD Canada Trust lending products.

Wealth Management provides a wide array of investment products and services through different brands to a large and diverse retail and institutional global client base. Wealth Management is one of the largest in Canada, based on market share of assets, and comprises a number of advisory, distribution and asset management businesses, including TD Waterhouse, TD Mutual Funds and TD Asset Management Inc. (TDAM). Through Wealth Management’s discount brokerage channels, it serves customers in Canada, the U.S. and the United Kingdom. Wealth Management's U.S. clients are served through TD Ameritrade, which provides a full spectrum of services, including a leading active trader program and long-term investor solutions. In Canada, discount brokerage, financial planning and private client services cater to the needs of different retail customer segments through all stages of their investing life cycle. Discount Brokerage has industry leadership in both price and service. At the end of the year, Wealth Management had assets under administration of $185 billion and assets under management of $160 billion.

U.S. Personal and Commercial Banking comprises the Bank’s personal and commercial banking operations in the U.S. Operating under the TD Banknorth name, this business provides financial services to more than 1.5 million households in the Northeastern and mid-Atlantic regions of the U.S. Headquartered in Portland, Maine, the business comprises commercial banking, insurance agency, wealth management, mortgage banking and other financial services. TD Banknorth distributes products and services through a network of 617 branches and 761 automated banking machines. The Bank’s U.S. Personal and Commercial banking operations are anticipated to expand upon completion of the proposed acquisition of Commerce in 2008. This acquisition is expected to add approximately US$49 billion of tangible assets and US$46 billion of deposits in the mid-Atlantic region area and Florida.

Wholesale Banking serves a diverse base of corporate, government and institutional clients in key financial markets around the world. Under the TD Securities brand, Wholesale Banking provides a wide range of capital markets and investment banking products and services that include: underwriting and distribution of new debt and equity issues, providing advice on strategic acquisitions and divestitures, and executing daily trading and investment needs.
The Bank’s other business activities are not considered reportable segments and are, therefore, grouped in the Corporate segment. The Corporate segment includes effects of asset securitization programs, treasury management, general provisions for credit losses, elimination of taxable equivalent adjustments, corporate level tax benefits, and residual unallocated revenue and expenses.

24	TD BANK FINANCIAL GROUP ANNUAL REPORT 2007 Management’s Discussion and Analysis

Results of each business segment reflect revenue, expenses, assets and liabilities generated by the businesses in that segment. The Bank measures and evaluates the performance of each segment based on adjusted results where applicable, and for those segments, the Bank notes that the measure is adjusted. Amortization of intangibles expense is included in the Corporate segment. Accordingly, net income for operating business segments is presented before amortization of intangibles, as well as any other items of note not attributed to the operating segments, including those items which management does not consider within the control of the business segments. For further details see the “How the Bank Reports” section. For information concerning the Bank’s measures of economic profit and return on invested capital, which are non-GAAP measures, see page 16. Segmented information also appears in Note 27 to the Bank’s Consolidated Financial Statements.
Net interest income within Wholesale Banking is disclosed on a taxable equivalent basis (TEB), which means the value of non-taxable or tax-exempt income, including dividends, is adjusted to its equivalent before-tax value. Using TEB allows the Bank to measure income from all securities and loans consistently and makes for a more meaningful comparison of net interest income with similar institutions. The TEB adjustment reflected in the Wholesale Banking segment is eliminated in the Corporate segment. The TEB adjustment for the year was $664 million, compared with $343 million last year.
As noted in Note 4 to the 2007 Consolidated Financial Statements, the Bank securitizes retail loans and receivables held by Canadian Personal and Commercial Banking in transactions that are accounted for as sales. For the purpose of segmented reporting, Canadian Personal and Commercial Banking accounts for the transactions as though they are financing arrangements. Accordingly, the interest income earned on the assets sold net of the funding costs incurred by the purchaser trusts is recorded in net interest income and the provision for credit losses related to these assets is charged to provision for (reversal of) credit losses. This accounting is reversed in the Corporate segment and the gain recognized on sale which is in compliance with appropriate accounting standards together with income earned on the retained interests net of credit losses incurred are included in other income.
The “Economic Summary and Outlook,” as well as the “Economic Outlook” and “Business Outlook and Focus for 2008” sections for each segment, provided on the following pages, are based on the Bank’s views and the actual outcome may be materially different. For more information, see the “Caution regarding forward-looking statements” on page 13 and the ”Risk Factors That May Affect Future Results” section.

1 On an adjusted basis and excluding the Corporate segment.

TD BANK FINANCIAL GROUP ANNUAL REPORT 2007 Management’s Discussion and Analysis	25

T A B L E 1 3	RESULTS BY SEGMENT
	Canadian Personal				U.S. Personal
	and Commercial		Wealth		and Commercial		Wholesale
	Banking		Management		Banking[1]		Banking[2]		Corporate[2]		Total
(millions of Canadian dollars)	2007	2006	2007	2006	2007	2006	2007	2006	2007	2006	2007	2006
Net interest income (loss)[3]	$5,401	$4,879	$318	$377	$1,365	$1,290	$875	$479	$(1,035)	$(654)	$6,924	$6,371
Other income	2,848	2,573	1,995	1,883	583	490	1,619	1,792	312	83	7,357	6,821
Total revenue	8,249	7,452	2,313	2,260	1,948	1,780	2,494	2,271	(723)	(571)	14,281	13,192
Provision for (reversal of) credit losses[3]	608	413	-	-	120	40	48	68	(131)	(112)	645	409
Non-interest expenses	4,256	4,086	1,551	1,575	1,221	1,087	1,261	1,312	686	755	8,975	8,815
Dilution gain, net	-	-	-	-	-	-	-	-	-	1,559	-	1,559
Income before provision for income taxes	3,385	2,953	762	685	607	653	1,185	891	(1,278)	345	4,661	5,527
Provision for (benefit of) income taxes	1,132	987	261	242	196	222	361	262	(1,097)	(839)	853	874
Non-controlling interests in subsidiaries, net of income taxes	-	-	-	-	91	195	-	-	4	(11)	95	184
Equity in net income of an associated company, net of income taxes	-	-	261	147	-	-	-	-	23	(13)	284	134
Net income - reported	2,253	1,966	762	590	320	236	824	629	(162)	1,182	3,997	4,603
Items of note affecting net income, net of income taxes:
Amortization of intangibles	-	-	-	-	-	-	-	-	353	316	353	316
Gain relating to restructuring of Visa	-	-	-	-	-	-	-	-	(135)	-	(135)	-
Dilution gain on Ameritrade transaction, net of costs	-	-	-	-	-	-	-	-	-	(1,665)	-	(1,665)
Dilution loss on the acquisition of Hudson by TD Banknorth	-	-	-	-	-	-	-	-	-	72	-	72
Wholesale Banking restructuring charge	-	-	-	-	-	-	-	35	-	-	-	35
Balance sheet restructuring charge in TD Banknorth	-	-	-	-	-	19	-	-	-	-	-	19
TD Banknorth restructuring, privatization and merger-related charges	-	-	-	-	39	-	-	-	4	-	43	-
Change in fair value of credit default swaps hedging the corporate loan book	-	-	-	-	-	-	-	-	(30)	(7)	(30)	(7)
Other tax items	-	-	-	-	-	-	-	-	-	24	-	24
Initial set up of specific allowance for credit card and overdraft loans	-	-	-	-	-	-	-	-	-	18	-	18
General allowance release	-	-	-	-	-	-	-	-	(39)	(39)	(39)	(39)
Items of note, net of income taxes	-	-	-	-	39	19	-	35	153	(1,281)	192	(1,227)
Net income - adjusted	$2,253	$1,966	$762	$590	$359	$255	$824	$664	$(9)	$(99)	$4,189	$3,376
(billions of Canadian dollars)
Average invested capital	$8.3	$7.8	$3.8	$3.0	$7.9	$5.5	$2.8	$2.4	$1.6	$2.8	$24.4	$21.5
Risk-weighted assets	$68	$65	$5	$5	$31	$32	$44	$34	$5	$6	$153	$142

[1]
Commencing May 1, 2007, the results of TD Bank U.S.A. Inc. (previously reported in the Corporate segment for the period from the second quarter 2006 to the second quarter 2007 and in the Wealth Management segment prior to the second quarter of 2006) are included in the U.S. Personal and Commercial Banking segment prospectively. Prior periods have not been restated as the impact is not material.

[2]	The taxable equivalent basis (TEB) increase to net interest income and provision for income taxes reflected in the Wholesale Banking segment results is reversed in the Corporate segment.
[3]	The operating segment results are presented excluding the impact of asset securitization programs, which are reclassified in the Corporate segment.

26	TD BANK FINANCIAL GROUP ANNUAL REPORT 2007 Management’s Discussion and Analysis

ECONOMIC SUMMARY AND OUTLOOK
The Canadian economy faced a more challenging environment in 2007, but still managed to come through with an outstanding performance. The export sector was severely impacted by a rising Canadian dollar and slowing U.S. demand. By extension, job losses continued to increase in the manufacturing sector. However, the domestic sectors in the economy performed very well, more than offsetting weakness emanating from the external sector. The biggest contributor to the Canadian economy was consumer spending, which was supported by 30-year low unemployment rates, strong gains in wages and gains in home equity due to further price appreciation. On the corporate side, profits as a share of the national economy were near record highs, while the high Canadian dollar provided a boost to imports of machinery and equipment midway through the year. Overall economic growth is likely to average about 2.6% in the year, which is just below the long-term trend rate.
Although credit conditions tightened around the world over the summer, as financial markets became increasingly skittish over asset-backed commercial paper (ABCP) and related products, the financial turmoil occurred at a time when the Canadian economy was healthy enough to withstand the shock. In fact, the domestic economy was so strong that the Bank of Canada raised interest rates by a quarter point in early July. Had it not been for the turmoil that emerged in financial markets soon after, the central bank would likely have followed up with one or two more quarter-point rate hikes. Rather than the Bank of Canada taking explicit action to tighten monetary conditions by raising the bank rate, tighter conditions in the credit markets and the rise in the Canadian dollar had the similar effect.
The same cannot be said for the U.S. economy, which was already suffering from a backsliding housing market. Economic and financial conditions became increasingly less supportive to banking over the course of the year, as a rapidly deteriorating housing market remained the catalyst to a sub-par economic performance of only 2% in fiscal 2007. Tighter credit conditions due to financial turmoil threatened to further undermine economic activity. Although the Federal Reserve cut interest rates in response, it will not be sufficient to revive the housing market which remains plagued by high inventory levels, suggesting another year of weakness remains in store.
Canadian economic growth is expected to slow down to 2.3% in 2008, with the U.S. economy turning in a similar performance. The economic drivers behind each country, however, are expected to be mirror opposites. The external sector poses the biggest downside risk to the Canadian economic outlook. The high Canadian dollar and weak U.S. demand will continue to undermine exports, acting as the principal drag to economic growth in the upcoming fiscal year of the Bank. The economic offsets will come from the domestic sectors, where consumers are expected to benefit from continued solid wage growth and home price appreciation in the majority of markets. Unlike the U.S., housing markets in Canada were built on sounder foundations, reflected by the fact that subprime mortgages in Canada make up about 3% of total outstanding mortgages and 5% of all new mortgages issued in 2006. In the U.S. the equivalent are estimated to be 15% and 25%. In addition, the high Canadian dollar should give business investment a lift considering that the vast majority of machinery and equipment is imported and the cost of that capital is discounted under a high Canadian dollar.
The U.S. experience will be the opposite of Canada’s. Much of the weakness will likely continue to emanate from domestic sectors - predominantly residential construction and consumer spending. The unwinding of housing wealth effects in combination with almost no home price appreciation is expected to dampen consumer spending. However, given that the U.S. economy experienced significant job restructuring at the start of the decade, we do not anticipate a repeat performance in the current economic slowdown. As a result, consumer spending is expected to slow, but not decline, as wage growth will likely continue to outpace inflation. Unlike Canada, the export sector in the U.S. is expected to remain a key area of strength. The depreciation of the U.S. dollar against its major trading partners should continue to boost export growth.

TD BANK FINANCIAL GROUP ANNUAL REPORT 2007 Management’s Discussion and Analysis	27

BUSINESS SEGMENT ANALYSIS

Canadian Personal and Commercial Banking

$2,253
(millions of Canadian dollars)
NET INCOME

$2,500
2,000
1,500
1,000
500
0
05
06
07

51.6%
(percent)
EFFICIENCY RATIO

60%
50
40
30
20
10
0
05
06
07

Revenue

(millions of Canadian dollars)	2007	2006[2]	2005
Personal deposits	**$2,353**	$2,219	$2,000
Consumer lending	**1,714**	1,459	1,262
Business banking	**1,654**	1,541	1,441
Real estate secured lending	**1,260**	1,109	912
Insurance, net of claims	**1,013**	911	835
Other[1]	**255**	213	253
Total	**$8,249**	$7,452	$6,703

[1] Other revenue includes internal commissions on sales of mutual funds and other Wealth Management products, fees for foreign exchange, safety deposit box rentals and other branch services.

BUSINESS HIGHLIGHTS
•	Achieved revenue growth of 11%, on broad-based volume growth and higher fee revenue.
•	Ongoing investment in customer-facing areas that include furthering customer service, our leading position in branch hours and continuing to lead the industry in new branch openings.
•	Maintained #1 market share position in personal deposits and personal loans (including cards). Gained market share in Business Banking and Insurance.
•	Achieved external recognition once again as an industry leader in customer service excellence with distinctions that included the following:
-	Rated #1 for “Overall quality of customer service” among Canada’s five major banks by an independent market research firm Synovate[1] for the third year in a row (2005, 2006 and 2007).
-	Ranked highest in overall customer satisfaction among the big-five Canadian banks for the second consecutive year (2006 and 2007) by J.D. Power and Associates[2].
-	Named “Best Consumer Internet Bank in Canada” for the fourth year by Global Finance, an international financial magazine[3].

CHALLENGES IN 2007
•	Volatility in credit markets that began in the fourth quarter impacted margins on the prime-based products.
•	Heightened competition continued from the major Canadian banks and other competitors in residential mortgages, high-yield savings accounts and term deposits.
•	Credit losses as a result of changes in credit granting criteria and robust credit card growth over the past two years.

INDUSTRY PROFILE
The personal and business banking environment in Canada is very competitive among the major banks with some strong regional players. The competition makes it difficult to sustain market share gains and distinctive competitive advantages over the long term. Customers expect more convenient and cost effective banking solutions. Continued success is contingent upon outstanding customer service and convenience, disciplined risk management practices and expense management. The Canadian property and casualty insurance industry features a relatively large number of participants each with limited market share. The past two years have seen claim costs as a percentage of premiums start to trend upward from cyclical lows back toward historical norms. The life and health insurance industry in Canada and the reinsurance market internationally are more consolidated featuring a few large players.

OVERALL BUSINESS STRATEGY
The strategy for Canadian Personal and Commercial Banking has remained consistent year over year:
•	Be known for a superior customer experience.
•	Be recognized as a great place to work.
•	Close the gap in underrepresented businesses.
•	Sustain a gap between revenue and expense growth.
•	Deliver top tier performance through double-digit earnings growth over time.

REVIEW OF FINANCIAL PERFORMANCE
Canadian Personal and Commercial Banking reported record earnings in 2007. Net income of $2,253 million for the year increased by $287 million, or 15%, from the prior year. Return on invested capital increased from 25.2% last year to 27.1% in 2007 as earnings growth exceeded the approximate 7% growth in average invested capital.
Revenue grew by $797 million, or 11%, over last year, mainly due to account growth and fee initiatives, along with higher insurance revenue and net interest income. The main contributor to organic revenue growth was strong broad-based volume growth particularly in real estate secured lending. Higher transaction-based fees, higher insurance revenue, overall deposit and credit card account growth, and competitive repricing initiatives also contributed significantly to revenue growth.
As compared with last year, real estate secured lending average volume (including securitizations) grew by $13 billion, or 11%, credit card lending volume grew by $1 billion, or 21%, and personal deposit volume grew $5 billion or 5%. Business deposits grew by $3 billion, or 9%, and originated gross insurance premiums grew by $169 million or 7%. Personal loans grew by $1 billion, or 6%, and business loans and acceptances grew by $2 billion or 9%.
Margin on average earning assets was 3.05%, compared to 3.04% last year. Margins were moderated somewhat by the market volatility in the credit markets that began in August this year, notably the margins on prime-based lending products and escalating competition for deposit accounts.
Provision for credit losses (PCL) increased by $195 million, or 47%, compared with last year. Personal PCL of $582 million was $190 million higher than last year, mainly due to robust credit card volume growth over the past two years, higher loss rates on credit cards and the full-year impact of VFC Inc. (VFC), a leading provider of automotive purchase financing and consumer installment loans acquired on May 15, 2006. Commercial and small business PCL was $26 million for the year, up $5 million, compared with the prior year, mainly due to lower business loan loss recoveries and reversals. PCL as a percentage of overall lending volume was at 0.34%, increasing 9 bps from last year.

[1]
The Synovate award was based on feedback from 17,500 banking customers regionally and demographically representative across the country between July and mid-August, 2007. Known as the Customer Service Index, the survey has been conducted by Synovate annually since 1987.

[2]
2007 result represented responses from 11,325 Canadian retail banking customers, fielded in February and July 2007 by J.D. Power and Associates, a global marketing information services firm. TD Canada Trust scored particularly high in five factors: transaction experiences, account setup and product offerings, facility, account statements, and problem resolution.

[3]
TD Canada Trust’s EasyWeb was chosen based on a number of criteria including: strength of strategy for attracting and servicing online customers; success in number of online customers; breadth of product offerings; evidence of tangible benefits gained from Internet initiatives; and web site design and functionality.

TD BANK FINANCIAL GROUP ANNUAL REPORT 2007 Management’s Discussion and Analysis	29

Expenses increased by $170 million, or 4%, compared with last year. Higher employee compensation expense, investments in new branches, preparation for longer branch hours starting November 1, 2007 and the full-year impact of VFC contributed to the increase in expenses. Average staffing levels increased by 974 full-time equivalent staff (FTEs) from last year, mainly as a result of the new branch openings and an expanded sales force. The efficiency ratio for the year was 51.6%, a 320 bps improvement over last year.

T A B L E 1 4	CANADIAN PERSONAL AND COMMERCIAL BANKING
(millions of Canadian dollars)	2007	2006	2005
Net interest income[1]	$5,401	$4,879	$4,342
Other income	2,848	2,573	2,361
Provision for credit losses[1]	608	413	373
Non-interest expenses	4,256	4,086	3,773
Income before provision for income taxes	3,385	2,953	2,557
Provision for income taxes	1,132	987	855
Net income - reported	2,253	1,966	1,702
Item of note, net of income taxes	-	-	-
Net income - adjusted	$2,253	$1,966	$1,702
Selected volumes and ratios
Average loans and acceptances (billions of Canadian dollars)	$133	$128	$117
Average deposits (billions of Canadian dollars)	$141	$132	$124
Return on invested capital	27.1%	25.2%	23.1%
Efficiency ratio	51.6%	54.8%	56.3%
Margin on average earning assets[1]	3.05%	3.04%	2.96%

[1]	Including securitized assets.

KEY PRODUCT GROUPS
Personal Banking
•
Personal Deposits - As the personal deposit landscape became increasingly competitive, the Bank continued to maintain its leadership position in personal deposits market share, supported by continued growth in both chequing and savings volumes. Term deposits continued to hold market share leadership despite strong competitive offers. The continued focus on active chequing accounts resulted in 4% annual growth in non-term deposits.

•
Consumer Lending - Personal loan and credit card balances grew compared with 2006, resulting from strong consumer spending and continued management focus on the credit card and personal lending business. The Bank launched two new Visa* cards during the year.

•
Real Estate Secured Lending - The Canadian housing market remained stable in 2007 on housing starts and home price increases, driving year-over-year volume growth, on par with the industry average. Customer retention remained very strong.

Business Banking
•
Small Business Banking & Merchant Services - Customer base grew by 4% in 2007, benefiting from a continued customer focus. This included an increase in small business advisors in retail branches from 270 to 292. Additionally, 140 rural account managers serve the banking needs of agri-businesses through the retail branch network in rural communities.

Merchant services offers point-of-sale settlement solutions for debit and credit card transactions, supporting over 100,000 business locations across Canada. In 2007, TD Canada Trust completed Canada’s first interact debit card transaction at the point-of-sale terminal using chip technology. Merchants will begin to accept the new chip-enabled debit and credit cards when fully launched in 2008.
•
Commercial Banking - The continuation of a favourable credit environment and continued investment in customer-facing resources resulted in strong loan volumes growth and number of borrowers. Strong commercial deposit growth continued as well, although year-over-year growth dropped just below the double digit growth seen in 2006. While loan losses marginally increased over 2006, the recent trend of favourable loan losses continued in 2007 with losses remaining well below historic levels.

Insurance
•
TD Meloche Monnex aims to be the benchmark in the personal automobile and home insurance industry in Canada. Premiums grew 4% over 2006, retaining our #1 direct writer and #3 personal lines market share positions. The loss ratio increased from 69.3% in 2006 to 70.6% in 2007 on continued sound underwriting practices and higher claims frequency.

•	TD Life Group is the leading provider of critical illness insurance in Canada with over 500,000 customers covered.

30	TD BANK FINANCIAL GROUP ANNUAL REPORT 2007 Management’s Discussion and Analysis

ECONOMIC OUTLOOK
•	Economic conditions should remain favourable to personal and commercial banking, but loan and deposit growth is likely to soften.
•	Personal deposits growth is expected to slow in line with after-tax income growth, but both will remain at healthy levels.
•	Core deposits are likely to outperform term deposits, reflecting some moderation in after-tax income growth and the impact of slower consumer spending.
•	A cooling in Canadian housing markets will likely temper mortgage growth. Nevertheless, the pace of increase should remain solid and home equity loans will likely outperform traditional mortgages.
•	Consumer spending is expected to slow, particularly on big-ticket items. This is expected to dampen growth in personal loans.
•	Commercial deposit growth will likely be dampened by slower profits growth, but should still rise at a respectable rate. Core deposits are expected to rise slightly more than term deposits.
•
Business investment is expected to remain strong, maintaining demand for commercial loans. The expiration of the Federal government’s accelerated capital cost allowance at the end of 2008 may prompt higher investment activity in 2008, with some consequent moderation in 2009.

•	Personal and commercial banking conditions are likely to prove strongest in western Canada.

BUSINESS OUTLOOK AND FOCUS FOR 2008
Following three very strong years of growth, the outlook for revenue growth is expected to moderate in 2008 as volume growth slows in the credit cards business and margins continue to be vulnerable to volatility in the credit markets. Volume growth is susceptible to a U.S.-led economic downturn. Revenue growth will benefit from the increased leadership position in branch hours and new branch and marketing investments, as well as improved customer cross-sell and productivity improvements. PCL rates as a function of loan volumes are expected to reflect evolving conditions in the Canadian economy. Expense growth will be slightly higher relative to last year due to investments in new branches, longer hours and systems and infrastructure to maintain momentum in revenue growth. Our priorities for 2008 are as follows:
•
Expand on our industry-leading customer service convenience through continued investments in longer branch hours, new branches, employee training and development programs, and new sales and underwriting tools.

•	Engage our strong employee base through a caring performance-based culture.
•	Focus and entrench community spirit and involvement at all levels within the organization.
•	Continue to develop relationships with more Canadians and deepen relationships with our existing customers, and grow underrepresented businesses.

TD BANK FINANCIAL GROUP ANNUAL REPORT 2007 Management’s Discussion and Analysis	31

BUSINESS SEGMENT ANALYSIS

Wealth Management

$160
(billions of Canadian dollars)
ASSETS UNDER MANAGEMENT[1]

$175
150
125
100
75
50
25
0
05
06

$185
(billions of Canadian dollars)
ASSETS UNDER ADMINISTRATION[2]

$350
300
250
200
150
100
50
0
05
06
07

$762
(millions of Canadian dollars)
NET INCOME

$800
600
400
200
0
07

Revenue[3]

(millions of Canadian dollars)	2007	2006	2005
Discount brokerage	$ 740	$ 704	$ 631
Asset management	797	655	545
Advice-based	776	650	581
Total Canadian Wealth	2,313	2,009	1,757
TD Waterhouse U.S.A.	–	251	989
Total	$2,313	$2,260	$2,746

[1] Assets under management: Assets owned by customers, managed by the Bank, where the Bank makes investment selections on behalf of the client (in accordance with an investment policy). In addition to the TD family of mutual funds, the Bank manages assets on behalf of individuals, pension funds, corporations, institutions, endowments and foundations. These assets are not reported on the Bank's Consolidated Balance Sheet.

[2] Assets under administration: Assets owned by customers where the Bank provides services of an administrative nature, such as the collection of investment income and the placing of trades on behalf of the clients (where the client has made their own investment selection). These assets are not reported on the Bank's Consolidated Balance Sheet. The decline in assets under administration in 2006 was mainly due to the sale of TD Waterhouse U.S.A. to Ameritrade.

[3] Certain revenue lines are presented net of internal transfers.

BUSINESS HIGHLIGHTS
•
Wealth Management assets under administration increased by $24 billion, or 15%, from 2006, primarily due to net new client assets and market growth. Assets under management grew $9 billion, or 6%, over the prior year, mainly due to a combination of net new sales and market appreciation.

•	Record net income of $762 million was 29% ahead of 2006, due to growth in all business lines.
•
TD Ameritrade contributed earnings of $261 million for the year, compared with the combined TD Ameritrade and TD Waterhouse U.S.A. earnings contribution of $180 million for the previous year. Total client assets of US$302.7 billion increased by 16%.

•
TD Ameritrade successfuly completed the integration of former TD Waterhouse U.S.A. and Ameritrade clients, and completed the acquisition of Fiserv Inc.’s independent Registered Investment Advisor (RIA) business.

•	The Canadian Wealth Management business increased its client-facing advisors by 139, exceeding its target of 130.
•
TD Mutual Funds remained in the fourth position in industry ranking for the second year in a row and has been ranked number two in net sales in long-term mutual funds for five years in a row with $3.4 billion in long-term net fund sales in 2007.

•
TD Asset Management (TDAM) is Canada's second largest asset manager with leading market positions in active, quantitative and passive portfolio management, providing investment solutions to retail, high net worth and institutional clients.

CHALLENGES IN 2007
•
The strategic decision to lower our prices in discount brokerage negatively impacted commission revenue. Increased trading volumes, improved spreads and growth in margin and deposit balances, more than offset the price declines.

•	Volatility in capital markets due to credit issues in the U.S. impacted revenue in the latter part of 2007.

INDUSTRY PROFILE
The wealth management industry in North America is large, diverse and very competitive. Profitability is dependent on price competition, the ability to attract and retain client assets and market stability. Increasing operating leverage and scale continues to be a priority to drive earnings. Cost management is a critical success factor in the industry and consolidation within the asset management business continues. Key events in 2007 were:
•
The industry benefited from strong growth in long-term mutual fund sales and strong growth in assets in distribution channels. The large Canadian banks continue to compete actively in the mutual fund industry by leveraging their distribution networks.

•
In Canada, TD Waterhouse’s strategic leadership in reducing prices in its discount brokerage operation has changed the competitive landscape, as many bank-owned discount businesses have matched our prices.

•	Capital markets in Canada and U.S. were both buoyant and volatile during the year, creating short-term uncertainty for investors.

OVERALL BUSINESS STRATEGY
The strategy for Wealth Management has remained consistent for the last four years and is summarized as follows:
•	Develop an integrated asset-gathering, client-focused organization.
•	Deliver top-tier performance through consistent double-digit earnings growth.
•	Leverage the wealth brands of TD Waterhouse and TD Mutual Funds as a premier, trusted advisor.
•	Develop a top tier continuum of products, services and solutions designed to meet the needs of each client segment.
•	Leverage technology to enhance the systems architecture supporting the customer experience and to increase operational efficiency.
•	Leverage the strong client referral relationship with Canadian Personal and Commercial Banking to ensure clients are serviced in the most appropriate distribution channel within Wealth Management.
•	Grow asset-based revenue at TD Ameritrade.

REVIEW OF FINANCIAL PERFORMANCE
Wealth Management’s net income for 2007 was $762 million, compared with $590 million in 2006, an increase of 29% which came from the higher contribution from TD Ameritrade and growth across the Wealth Management businesses. The return on invested capital for the year was 20.0%, compared with 19.5% in 2006.
Revenue increased by $53 million from 2006 to $2,313 million, mainly due to the stronger results in the Canadian Wealth businesses, partially offset by the impact of the sale of TD Waterhouse U.S.A. to Ameritrade. Revenue in the Canadian Wealth businesses grew by $304 million or 15% driven by higher transaction volumes in discount brokerage, higher net interest and fee-based income, strong mutual fund sales and strong growth in client assets. Commissions in the discount brokerage business were negatively impacted in 2007 by a decline in commission per trade as a result of price reductions in the active trader and affluent household segments, though this was substantially offset by increased trade volumes. Revenue was also positively impacted by a new fixed administration fee in TDAM for certain funds. Effective January 1, 2007, TDAM began absorbing the operating expenses of certain funds in return for a fixed administration fee. Previously, the operating costs were borne by the individual funds. This had the impact of increasing both revenue and expenses in the year.
Non-interest expenses were $1,551million in 2007, a decrease of $24 million from 2006, primarily due to the impact of the sale of TD Waterhouse U.S.A. to Ameritrade. This reduction was partially offset by higher volume-related payments to sellers of the Bank’s mutual funds, higher sales force compensation in advice-based businesses and TDAM absorbing operating expenses. The efficiency ratio improved by approximately 260 bps to 67% over the last year.

TD BANK FINANCIAL GROUP ANNUAL REPORT 2007 Management’s Discussion and Analysis	33

TD Ameritrade’s contribution to Wealth Management earnings was $261 million, compared with $180 million in 2006 from the combined earnings of TD Bank’s investment in TD Ameritrade for eight months and TD Waterhouse U.S.A.’s net income three months. For its fiscal year ended September 30, 2007, TD Ameritrade delivered record net income of US$646 million as it generated 554,000 new accounts, representing an increase of 30% over 2006 and resulting in a 21% increase in revenue with asset-based revenue increasing by 30%. TD Ameritrade also successfully completed the integration of former TD Waterhouse U.S.A. and Ameritrade clients, thereby enabling the realization of the synergies and related expense savings of the combined entities.
Assets under management of $160 billion at October 31, 2007 increased $9 billion, or 6%, from October 31, 2006 due to market appreciation and the addition of net new client assets. The impact of market growth on assets under management was approximately 4%. Assets under administration totaled $185 billion at the end of the year, increasing $24 billion, or 15%, from October 31, 2006, mainly due to the addition of new assets in all businesses combined with market appreciation.

T A B L E 1 5	WEALTH MANAGEMENT
(millions of Canadian dollars)	2007	2006	2005
Net interest income	$318	$377	$643
Other income	1,995	1,883	2,103
Non-interest expenses	1,551	1,575	2,083
Income before provision for income taxes	762	685	663
Provision for income taxes	261	242	231
Equity in net income of associated company, net of income taxes	261	147	-
Net income - reported	762	590	432
Items of note, net of income taxes	-	-	-
Net income - adjusted	$762	$590	$432
Selected volumes and ratios
Assets under administration (billions of Canadian dollars)	$185	$161	$315
Assets under management (billions of Canadian dollars)	$160	$151	$130
Return on invested capital	20.0%	19.5%	16.4%
Efficiency ratio	67.1%	69.7%	75.9%

T A B L E 1 6	WEALTH MANAGEMENT CANADA AND THE U.S.
(millions of Canadian dollars)	2007	2006	2005
Canadian Wealth	$501	$410	$324
TD Ameritrade / TD Waterhouse U.S.A.	261	180	108
Net income	$762	$590	$432

KEY PRODUCT GROUPS
TD Waterhouse Discount Brokerage
•	A leader in self-directed investing, serving customers in Canada and the United Kingdom.
•
Revenue increased by $36 million, compared with 2006, as higher transaction revenue from an increase in trading volumes, combined with higher net interest income from higher margin and client deposit balances, more than offset the impact of lower commissions per trade. The strategic decision to reduce our prices in the active trader and affluent client segments impacted our commission revenue, though it was largely offset by increased volumes.

•
Canadian expenses increased by $14 million, primarily due to higher clearing and compensation costs as a result of increased trading activity and continued investment in technology to support the active trader strategy.

TD Asset Management
•
TD Mutual Funds is the second largest bank-owned mutual fund family in Canada, based on market share of assets, with $56 billion in assets under management at October 31, 2007, an increase of 15% over 2006. TD Mutual Funds remained in the fourth position in industry ranking for the second year in a row. Revenue growth of 26% compared with 2006 was due to growth in assets and the new fixed administration fee in TDAM for certain funds. Expenses increased by $96 million, primarily due to the increase in trailer payments to sellers of the Bank’s funds and TDAM absorbing operating expenses of certain funds in return for a fixed administration fee. For the fifth year in a row, TD Mutual Funds was second in net sales in long-term mutual funds.

•
TD Investment Management is recognized as one of the largest money managers in the country. Services provided include investment management to pension funds, corporations, institutions, endowments and foundations, high net worth individuals and third-party distributors. Revenue increased by 7% compared with 2006, primarily due to higher net interest income and higher investment management fees.

Advice-based Businesses
•
TD Waterhouse Private Client Group includes trust services, private banking and private investment counsel. Increases in customer assets were responsible for a 10%, increase in revenue year over year. Expenses increased $3 million, or 2%.

•
TD Waterhouse Private Investment Advice provides full-service brokerage services to its retail customers throughout Canada. In 2007, growth in assets under administration resulted in a 17%, increase in revenue compared with 2006 primarily due to higher fee based revenue. Expenses grew 10%, over the prior year, reflecting increases in sales force compensation as a result of increases in commissionable revenue. Continued hiring of new and experienced investment advisors also contributed to the expense growth.

34	TD BANK FINANCIAL GROUP ANNUAL REPORT 2007 Management’s Discussion and Analysis

•
TD Waterhouse Financial Planning continues to grow its client-facing advisors with a 14% increase in the number of planners and a 21% increase in assets under administration in 2007 compared with the prior year. As a result, revenue increased 36% in 2007, while expenses grew 20% as the investment in growing the number of financial planners continued.

TD Ameritrade
•
Wealth Management includes the results of TD Ameritrade for all of 2007, compared with approximately eight months of 2006. TD Ameritrade completed the TD Waterhouse U.S.A. client integration while generating record net income for its quarter ended September 30, 2007 driven by strong trading volumes and growth in asset-driven revenue on record client assets.

•	TD Ameritrade continues to focus on aggressively growing client assets and asset-based revenue taking advantage of the growth in the mass affluent long-term investor market.
•	Information on TD Ameritrade’s products and services is available in TD Ameritrade’s SEC filings on EDGAR at www.sec.gov/edgar.

ECONOMIC OUTLOOK
•	Demand for wealth management services is expected to remain solid in the coming fiscal year.
•	During 2008, bond yields are expected to rise about 50 bps. Longer term interest rates are expected to remain relatively low and stable.
•
Corporate profit growth is expected to slow in response to moderation in commodity price growth and slower economic growth. In addition, profits repatriated from abroad by Canadian multinational firms will likely be dampened by the high Canadian dollar relative to other major currencies. These trends point to mid-single digit gains in Canadian equities.

•	Trading volumes may be impacted by economic uncertainty, but these worries should diminish over the course of the year. However, periodic bouts of volatility are likely.
•
Continued healthy personal income growth should be supportive to investment inflows in the coming year. Economic uncertainly may encourage a temporary shift towards more defensive financial asset holdings.

•	An aging population should continue to work in favour of financial planning and wealth management.

BUSINESS OUTLOOK AND FOCUS FOR 2008

The outlook and the key priorities for 2008 are:
•	Improve new client asset growth by increasing the number of client-facing advisors through competitive hiring and training programs for new and experienced advisors.
•	Focus on diversifying revenue stream to more stable sources, such as fee-based products and net interest income, thereby placing less reliance on transactional volumes.
•	Ensure that revenue growth exceeds expense growth through disciplined control of costs.
•	Continue to grow our under-penetrated advice-based businesses by adding new advisors, assets and products.
•	Maintain the momentum in mutual funds by increasing fund sales in our retail branch and external channels.
•	Aggressively target the active trader client segment within discount brokerage, by capitalizing on our new technology platform and tailored pricing.
•	TD Ameritrade is focused on maintaining it’s position as the leader in the active trader market and growing client assets and asset-based revenue.

TD BANK FINANCIAL GROUP ANNUAL REPORT 2007 Management’s Discussion and Analysis	35

BUSINESS SEGMENT ANALYSIS

U.S. Personal and Commercial Banking

Operating under the TD Banknorth brand name, U.S. Personal and Commercial Banking offers a full range of banking services and products, including commercial, consumer, wealth management and insurance agency services.

$320
(millions of Canadian dollars)
NET INCOME

$400
300
200
100
0
05
06
07

62.7%
(percent)
EFFICIENCY RATIO

70%
60
50
40
30
20
10
0
05
06
07

Revenue

	Canadian dollars			U.S. dollars		
(millions of dollars)	**2007**	2006	2005[1]	**2007**	2006	2005[1]
Community Banking	**$1,810**	$1,644	$ 921	**$ 1,631**	$1,443	$756
Insurance	**62**	62	38	**56**	54	31
Wealth Management	**76**	74	45	**68**	65	37
Total	**$1,948**	$1,780	$1,004	**$ 1,755**	$1,562	$824

[1] For the seven month period March 1, 2005 to September 30, 2005.

Assets[1]

	Canadian dollars			U.S. dollars		
(millions of dollars)	**2007**	2006	2005[1]	**2007**	2006	2005[1]
Consumer loans	**$ 9,685**	$11,511	$10,616	**$ 9,736**	$10,299	$ 9,130
Business and government loans	**16,739**	17,186	12,555	**16,827**	15,376	10,798
Investment securities	**4,438**	5,070	5,263	**4,461**	4,536	4,527
Other assets	**3,139**	3,303	2,425	**3,155**	2,955	2,086
Total	**$34,001**	$37,070	$30,859	**$34,179**	$33,166	$26,541

[1] Excluding all goodwill and other intangibles.

BUSINESS HIGHLIGHTS
•	Closed the acquisition of Interchange on January 1, 2007 and converted Interchange’s customers to TD Banknorth systems in February 2007.
•	Privatization transaction completed in April 2007 where the Bank acquired 100% ownership interest in TD Banknorth.
•	Introduced our Earn-Smart Money Market deposit product in February 2007, which grew to $2.8 billion.
•	Replaced approximately $500 million of Trust Preferred Securities with lower cost REIT Preferred Stock.
•	Continued our focus on organic revenue growth and controlling costs.
•	Efficiency gains led to cost savings that will be reinvested in future growth initiatives.
•	Announced the acquisition of Commerce, subject to approval from Commerce shareholders and U.S. and Canadian regulatory authorities.

CHALLENGES IN 2007
•	Retaining/growing core deposits.
•	Loan write-offs and impaired loans continued to increase from historically low levels in recent years.
•	Margin compression related to increased short-term rates.
•	Strengthening of the Canadian dollar against the U.S. dollar.
•	Asset quality statistics deteriorated from historically low level, resulting in higher provisions for credit losses, but trends have stabilized.

INDUSTRY PROFILE
The personal and commercial banking industry in the U.S. is very competitive in all areas of the business. TD Banknorth is subject to vigorous competition from other banks and financial institutions, including savings banks, finance companies, credit unions and other providers of financial services, such as money market mutual funds, brokerage firms, consumer finance companies and insurance companies. TD Banknorth is one of the largest financial institutions located in the northeastern U.S., but the competition includes banks and other financial institutions with larger branch networks, a wider array of commercial banking services and substantially greater resources. Keys to profitability are attracting and retaining customer relationships over the long-term, effective risk management, rational product pricing, the use of technology to deliver products and services for customers anytime/anywhere, growing fee-based businesses and the effective control of operating expenses.

OVERALL BUSINESS STRATEGY
•	Deliver superior customer service across all channels.
•	Increase market recognition of the TD Banknorth brand.
•	Focus on organic banking growth, particularly in core chequing accounts, commercial and small business loans, and fee-based product groups.
•	Maintain strong asset quality and expense discipline.
•	Continue the acquisition strategy throughout New England and other niche areas of the U.S. where it makes sense to do so.

REVIEW OF FINANCIAL PERFORMANCE
U.S. Personal and Commercial Banking reported net income and adjusted net income was $320 million and $359 million, respectively, for the current year compared with $236 million and $255 million, respectively, in the prior year. Adjusted net income in the current year excluded a $39 million after-tax charge, being the Bank’s share of TD Banknorth’s restructuring, privatization, and merger-related charges. Adjusted net income in the prior year excluded the Bank’s $19 million share of a $52 million loss before tax ($34 million after tax) on the sale of $3 billion of investment securities as part of a balance sheet restructuring. The $104 million increase in adjusted net income related primarily to an increased ownership in TD Banknorth from the privatization transaction that was completed in April 2007, when the Bank acquired 100% ownership interest in TD Banknorth (the average ownership percentage increased from 56% in 2006 to 72% in 2007), as well as the full year effect of TD Banknorth’s acquisition of Hudson in January 2006, and acquisition of Interchange in January 2007. In addition, the segment now includes the banking operations from TD Bank USA which provides banking services to customers of TD Ameritrade. Prior period results have not been restated to include the results from TD Bank USA as they were not significant. The annualized return on invested capital was 4.6%.
Revenue was $1,948 million, an increase of $168 million, or 9%, from 2006. The increase was due primarily to acquisitions of Interchange and Hudson, offset in part by margin compression and a stronger Canadian dollar. Margin on average earning assets decreased from 3.97% in 2006 to 3.93% in 2007, due primarily to competition for loans and deposits, a flat-yield curve and low-cost deposits comprising a smaller share of total deposits.
Provision for credit losses was $120 million in 2007 compared with $40 million in 2006. Although asset quality remains solid, impaired loans and loan write-offs increased during the year, due largely to a weakening in the U.S. residential real estate markets.
Expenses were $1,221 million, an increase of $134 million over 2006, due primarily to the added expenses of running the two acquired banks and $78 million of restructuring, privatization, and merger-related charges. The efficiency ratio for the year was 62.7%, compared with 61.1% in 2006. The higher efficiency ratio was primarily due to margin compression and higher restructuring, privatization and merger-related costs. The FTE staffing level was 7,985 at the end of 2007 compared with 8,835 at the end of 2006. Efficiency initiatives enabled us to reduce FTE while maintaining service levels.

KEY PRODUCT GROUPS
Community Banking
Community Banking offers a broad range of banking services and products to individuals, businesses and governments through branches, telephone banking and internet banking channels. Products and services include loans and loan-related services for commercial real estate, commercial businesses, residential real estate and consumers, as well as a full array of deposit products to individuals, businesses and governments including, chequing, savings, money-market, term investment, merchant services and cash management products designed to meet the needs of the customer.

TD BANK FINANCIAL GROUP ANNUAL REPORT 2007 Management’s Discussion and Analysis	37

T A B L E 1 7	U.S. PERSONAL AND COMMERCIAL BANKING
	Canadian dollars			U.S. dollars
(millions of dollars)	2007	2006	2005	2007	2006	2005
Net interest income	$1,365	$1,290	$705	$1,230	$1,132	$579
Other income	583	490	299	525	430	245
Provision for credit losses	120	40	4	108	35	3
Non-interest expenses	1,221	1,087	549	1,100	954	451
Income before provision for income taxes	607	653	451	547	573	370
Provision for income taxes	196	222	161	177	195	132
Non-controlling interests in subsidiaries	91	195	132	82	171	108
Net income - reported	320	236	158	288	207	130
Items of note, net of income taxes[1]	39	19	-	35	17	-
Net income - adjusted	$359	$255	$158	$323	$224	$130
Selected volumes and ratios
Average loans and acceptances (billions of dollars)	$29	$27	$24	$26	$24	$20
Average deposits (billions of dollars)	$31	$30	$27	$28	$26	$22
Return on invested capital	4.6%	4.6%	5.4%
Efficiency ratio - reported	62.7%	61.1%	54.7%
Efficiency ratio - adjusted	58.7%	59.3%	54.7%
Margin on average earning assets	3.93%	3.97%	4.11%

[1]
Items of note, net of income taxes include the following: 2006 - $19 million related to Balance Sheet restructuring charge. 2007 - $39 million related to TD Banknorth restructuring, privatization and merger-related charges.

Community Banking revenue, which comprises the majority of TD Banknorth’s revenue, amounted to $1,810 million on average loans of $29 billion and average deposits of $31 billion. The acquisition of Interchange in 2007 and the full year impact of the acquisition of Hudson in 2006, net interest margin compression, increased chequing and banking fees, and higher provisions for credit losses were important factors in the performance compared with the prior year.

Wealth Management and Investment Advisory Services
Wealth Management delivers wealth advisory, investment management and investment advisory services to both individuals and businesses. Wealth Management revenue amounted to $77 million in 2007, compared with $73 million in 2006. Wealth Management had total assets under management (including both discretionary and custodial investments) of $17.0 billion at the end of 2007, compared with $17.3 billion at the end of 2006.

Insurance Agency
The Insurance Agency provides insurance products and services to individuals and businesses, including home owners, automobile, property and casualty, and employee benefits and is one of the leading insurance agencies in the northeastern U.S. Insurance Agency revenue, which are predominantly commissions earned on sales of insurance products, amounted to $62 million in both 2007 and 2006.

ECONOMIC OUTLOOK
•	The U.S. economy is going through a mid-business cycle slowdown that is expected to extend through 2008, with northeastern economies participating in the moderation.
•	The weakness will remain concentrated in housing and consumer spending, implying softness in mortgage and personal loans.
•
Labour markets will remain tight enough to keep personal income growth rising at a faster pace than inflation, which should provide a floor to any weakness that materializes in personal deposit growth.

•
Commercial deposit growth may be constrained by weaker economic conditions that will impinge on business revenue growth, although businesses that ship abroad may prove the exception, given increased competitiveness under a weakening U.S. dollar.

•	The economy is expected to strengthen towards the end of 2008, which will provide more supportive banking conditions in 2009.

BUSINESS OUTLOOK AND FOCUS FOR 2008
We expect to build on our strengths of providing superior customer service and fast, local decision making. The outlook is for low single digit organic revenue growth in 2008. Net interest margins are expected to remain under pressure. Credit loss provisions are expected to begin to normalize from elevated 2007 levels. Fee income and operating expenses, each excluding acquisitions, are expected to grow modestly. The goal of U.S. Personal and Commercial Banking is to achieve consistent earnings growth over time. Key priorities for 2008 are:
•	Continue momentum in organic growth of Commercial Loans and Core Deposits, while keeping strong credit quality and competitive pricing.
•	Continue to deliver customer service that is above and beyond customer expectations.
•	Manage expenses to support positive operating leverage.
•	Improve efficiency by streamlining key business processes.
•	Build out our internal sales referral system to provide state of the art support for our cross-selling efforts.
•	Complete the acquisition of Commerce while maintaining organic growth targets.
•	Prepare and execute a transition plan for the operational merger of TD Banknorth and Commerce.

38	TD BANK FINANCIAL GROUP ANNUAL REPORT 2007 Management’s Discussion and Analysis

BUSINESS SEGMENT ANALYSIS

Wholesale Banking

$2,498
(millions of Canadian dollars)
TOTAL REVENUE

$2,500
2,000
1,500
1,000
500
0
05
06
07

$824
(millions of Canadian dollars)
NET INCOME

$1000
800
600
400
200
0
05
06
07

$44
(billions of Canadian dollars)
RISK-WEIGHTED ASSETS

$50
40
30
20
10
0
05
06
07

Revenue

(millions of Canadian dollars)	2007	2006	2005
Corporate banking	$ 337	$ 287	$ 266
Investment banking and capital markets	1,793	1,617	1,467
Equity investments	364	367	255
Total	$ 2,494	$2,271	$1,988

BUSINESS HIGHLIGHTS
•	Reported earnings up 31%, and adjusted earnings up 24%, from last year.
•	Return on invested capital of 30%, compared with 28% in previous year.
•	Top 3 dealer in Canada (for the nine-month period ended September 30, 2007):
- #1 in equity block trading
-	#2 in fixed-income trading
-	#2 in fixed-income underwriting
-	#3 in mergers and acquisitions (among Canadian peers)
-	#3 in equity underwriting (full credit to bookrunner)
•	Realized strong security gains in the equity investment portfolio while also increasing the unrealized gains from the prior year.
•	Continued to maintain a low credit risk profile.

CHALLENGES IN 2007
•	Solidifying our position as a top 3 dealer in Canada in a mature market with intense competition.
•	Dealing with the volatility in the credit markets and reduced liquidity, in the latter half of the year, and its impact on Wholesale Banking business.

INDUSTRY PROFILE
The wholesale banking sector in Canada is a mature market with intense competition from the Canadian banks, the large global investment banks and, to a lesser extent, small niche investment banks and dealers. In order to compete effectively, it is necessary to offer a complete package of solutions and products, with credit often being a key component of a relationship. Additionally, it is necessary to offer international expertise in order to service the Canadian-based international corporate client base. There are increasing opportunities for a wholesale bank that offers innovative solutions and ideas which span across products and regions.

OVERALL BUSINESS STRATEGY
•	Solidify position as a top 3 dealer in Canada:
-	Protect the #1/#2 market share rankings in equity block and fixed-income trading.
-	Increase share of equity and debt underwriting and merger and acquisitions industry revenue.
-	Prudently extend credit to support top 3 initiative and continue to hold CDS protection.
-	Continue to support domestic franchise with niche product and service offerings in the U.S., Europe and Asia.

•	Grow proprietary trading in scalable and liquid markets.
•	Achieve an attractive rate of return on the equity investment portfolio over a medium to long-term holding period.

REVIEW OF FINANCIAL PERFORMANCE
Reported net income was $824 million in 2007, an increase of $195 million from $629 million in the previous year. Adjusted net income was $824 million in 2007, an increase of $160 million from $664 million in the previous year. The return on invested capital for 2007 was 30%, compared with 28% in the previous year. Adjusted net income in the prior year excluded a $50 million restructuring charge. There were no items of note (adjustments) in the current year.
Wholesale Banking revenue is derived primarily from capital markets, investing and corporate banking activities. Revenue for the year was $2,494 million, compared with $2,271 million in the previous year. Capital markets revenue was higher than the previous year on stronger non-taxable transaction revenue in equity trading and higher syndication, merger and acquisitions, and underwriting revenue. These increases were offset by lower credit trading revenue, primarily due to volatility in the credit markets and a breakdown in traditional pricing relationships between corporate bonds and CDS in the latter part of the year. Revenue from the equity investment portfolio decreased moderately due to lower security gains. Corporate banking revenue increased due primarily to an increase in loans and commitments related mainly to mergers and acquisitions activity.
Provisions for credit losses were $48 million in 2007, a decrease of $20 million from $68 million in 2006. Provisions for credit losses in the Wholesale Banking segment comprise allowances for loan losses and the accrual costs for credit protection. The change in market value of the credit protection, in excess of the accrual cost, is reported in the Corporate segment. The accrual cost of credit protection in Wholesale Banking in 2007 was $48 million, flat compared with 2006.
Wholesale Banking held $2.6 billion in credit protection against the lending portfolio, a decrease of $0.3 billion from the end of last year. The decrease was due primarily to the strengthening of the Canadian dollar relative to the U.S. dollar, as most of the protection is denominated in U.S. currency. Wholesale Banking continues to proactively manage its credit risk through active management of the credit protection portfolio.
Risk-weighted assets of Wholesale Banking increased by $10 billion to $44 billion this year, primarily related to an increase in corporate lending exposures related to mergers and acquisitions activity and conversion of ABCP liquidity lines from “market disruption” to “global style” in response to market liquidity concerns.
Expenses were $1,261 million, compared with $1,312 million in the previous year. The decrease related primarily to $50 million of restructuring costs in the prior year associated with the exit of the global structured products business.

40	TD BANK FINANCIAL GROUP ANNUAL REPORT 2007 Management’s Discussion and Analysis

T A B L E 1 8	WHOLESALE BANKING
(millions of Canadian dollars)	2007	2006	2005
Net interest income	$875	$479	$977
Other income	1,619	1,792	1,011
Provision for credit losses	48	68	52
Restructuring costs	-	50	43
Non-interest expenses	1,261	1,262	1,282
Income before provision for income taxes	1,185	891	611
Provision for income taxes	361	262	189
Net income - reported	824	629	422
Items of note, net of income taxes[1]	-	35	129
Net income - adjusted	$824	$664	$551
Selected volumes and ratios
Risk-weighted assets (billions of Canadian dollars)	$44	$34	$33
Return on invested capital	30.1%	27.9%	22.3%
Efficiency ratio - reported	51.0%	57.8%	66.6%
Efficiency ratio - adjusted	51.0%	55.6%	59.9%

[1]
Items of note, net of income taxes include the following: 2006 - $35 million related to restructuring charge; 2005 - $100 million related to loss on structured derivative portfolios and $29 million related to restructuring charge.

KEY PRODUCT GROUPS
Investment Banking and Capital Markets
•
Investment banking and capital markets revenue, which includes advisory, underwriting, trading, facilitation and execution services, increased 11% from $1,621 million in 2006 to $1,793 million in 2007. The increase was due to stronger non-taxable transaction revenue in equity trading and increased mergers and acquisitions and underwriting, offset somewhat by lower credit trading.

Equity Investments
•
The equity investment portfolio, composed of public and private equity, reported solid overall results in 2007 as revenue marginally decreased from $367 million in 2006 to $364 million. The decrease was due to moderately lower security gains.

Corporate Banking
•
Corporate banking revenue, which includes corporate lending, trade finance and cash management services, increased 17% from $287 million in 2006 to $337 million in 2007. This increase was largely due to higher lending volumes and higher net interest income from correspondent banking deposits.

ECONOMIC OUTLOOK
•	Economic conditions are expected to support moderate demand for capital market and investment services in 2008.
•
Advisory, underwriting, trading and execution services may slow in the coming year, reflecting slightly weaker economic and financial conditions. The lingering credit crunch will likely continue to have an adverse impact in early 2008.

•
Business investment is expected to gain momentum in 2008, especially as firms take advantage of the strong Canadian dollar. In an uncertain economic climate, it may become increasingly difficult for firms to finance investment from internally generated funds, which should be positive for corporate borrowing.

•	However, corporate borrowing may be impacted from slightly higher borrowing costs in 2008.
•	The high Canadian dollar and higher cash holdings among firms should remain supportive of merger and acquisition activity.
•	Credit conditions are expected to weaken slightly. However, the presence of strong corporate balance sheets should limit the trend.
•	Equity and bond markets are likely to deliver single-digit gains in 2008.

BUSINESS OUTLOOK AND FOCUS FOR 2008

Volatility in the credit markets and reduced liquidity, which impacted wholesale Banking business in the fourth quarter of 2007, is expected to continue into 2008. This volatility may result in reduced capital markets activity, but may also present additional trading opportunities. Key priorities for 2008:
•   Solidify position as a top 3 dealer franchise in Canada.
•	Seek opportunities to grow proprietary trading in scalable and liquid markets.
•   Maintain superior rate of return on invested capital.
•	Enhance the efficiency ratio through improved cost control.

TD BANK FINANCIAL GROUP ANNUAL REPORT 2007 Management’s Discussion and Analysis	41

BUSINESS SEGMENT ANALYSIS

Corporate

The Corporate segment includes effects of asset securitization programs, treasury management, general provisions for credit losses, the elimination of taxable equivalent adjustments, corporate level tax benefts and residual unallocated revenue and expenses.

Corporate segment reported a net loss of $162 million in 2007, compared with net income of $1,182 million in 2006. On an adjusted basis, the net loss was $9 million for the year, compared with a net loss of $99 million last year. The year-over-year improvement on an adjusted basis was primarily driven by focused expense management and favourable tax items.
Adjusted net income excluded a gain of $135 million after tax that related to the estimated value of the shares the Bank received in Visa Inc. in exchange for its membership interest in Visa Canada Association as part of the global restructuring of Visa and a general allowance release of $39 million after tax based on revised loss rate factors, utilizing internal experience in alignment with Basel II methodology. The gain in excess of accrued costs for the period in CDS hedging the corporate loan book increased $23 million after tax from the prior year, but was more than offset by an increase in amortization of intangibles of $37 million after tax.
Items of note in the prior year included a $1,665 million after-tax dilution gain on the sale of TD Waterhouse U.S.A. to Ameritrade, partially offset by a $72 million after-tax dilution loss related to the acquisition of Hudson by TD Banknorth. The prior year also included a general allowance release of $39 million after tax, expenses relating to the initial set up of a specific allowance for credit card and overdraft loans of $18 million after tax that resulted from a change in the provisioning methodology applied by the Bank and a negative impact of scheduled reductions in the income tax rate that resulted in a decrease of $24 million in future tax assets.

T A B L E 1 9	CORPORATE
(millions of Canadian dollars)	2007	2006	2005
Net interest loss	$(1,035)	$(654)	$(659)
Other income	312	83	177
Reversal of credit losses	(131)	(112)	(374)
Non-interest expenses	686	755	1,114
Dilution gain, net	-	1,559	-
Income (loss) before benefit of income taxes	(1,278)	345	(1,222)
Benefit of income taxes	(1,097)	(839)	(737)
Non-controlling interest in subsidiaries, net of tax	4	(11)	-
Equity in net income of associated company, net of income taxes	23	(13)	-
Net income - reported	(162)	1,182	(485)
Items of note, net of income taxes[1]	153	(1,281)	503
Net income (loss) - adjusted	$(9)	$(99)	$18

[1]	For detailed items of note, net of income taxes see table 13 on page 26.

CORPORATE MANAGEMENT
The corporate management function of the Bank comprises audit, compliance, corporate and public affairs, economics, technology solutions (information technology), finance, treasury and balance sheet management, human resources, legal, marketing, office of the ombudsman, corporate real estate, risk management, security, strategic sourcing and implementation management.
Banking is an increasingly complex and challenging business. The demands and expectations of our stakeholders - customers, shareholders, employees, regulators, governments and the community at large - are constantly changing. Ensuring the Bank stays abreast of emerging trends and developments is vital to maintaining stakeholders’ confidence in the Bank.
Those who serve our global customers most directly in our four key businesses need strong and effective support from a wide range of functional groups, so that they can remain focused on the key priority of exceeding customer expectations. Corporate management’s mandate is to provide centralized advice and counsel and to design, establish and implement processes, systems and technologies to ensure that the Bank’s key businesses operate efficiently, reliably and in compliance with all applicable regulations. To accomplish this, corporate management endeavours to have the best people, processes and tools to support our businesses, customers, employees and shareholders.

42	TD BANK FINANCIAL GROUP ANNUAL REPORT 2007 Management’s Discussion and Analysis

2006 FINANCIAL RESULTS OVERVIEW

Summary of 2006 Performance

2006 SIGNIFICANT EVENTS

TD Banknorth completed the acquisition of Hudson in January 2006 for a total consideration of $2.2 billion consisting of cash consideration of $1,073 million and the remainder in TD Banknorth common shares funded by the sale of TD Banknorth common shares to the Bank. In April 2006, TD Banknorth announced an agreement to acquire Interchange for US$ 480.6 million cash consideration. This deal closed on January 31, 2007. Effective May 15, 2006, the Bank owned all of the issued and outstanding common shares of VFC Inc., a leading provider of automotive purchase financing and consumer installment loans. On January 24, 2006, the Bank closed the transaction involving the sale of its U.S. brokerage business, TD Waterhouse U.S.A. to Ameritrade Holding Corporation at a fair market value of $2.69 billion in exchange for a 32.5% ownership in the combined legal entity operating under the name “TD Ameritrade”. The sale resulted in a $1,559 million dilution gain for the Bank. In September 2006, the Bank announced an arrangement with Lillooet, a company sponsored by Royal Bank of Canada, pursuant to which the Bank hedged the price risk related to 27 million shares of TD Ameritrade. The purpose of the arrangement is to provide the Bank with price protection in the event it decides to increase its beneficial ownership in TD Ameritrade in 2009. The arrangement does not provide the Bank any right to acquire, any voting or other ownership rights with respect to any shares of TD Ameritrade.

T A B L E 2 0	REVIEW OF 2006 FINANCIAL PERFORMANCE
	Canadian		U.S.
	Personal and		Personal and
	Commercial	Wealth	Commercial	Wholesale		Total
(millions of Canadian dollars)	Banking	Management	Banking	Banking	Corporate	consolidated
Net interest income (loss)	$4,879	$377	$1,290	$479	$(654)	$6,371
Other income	2,573	1,883	490	1,792	83	6,821
Total revenue	7,452	2,260	1,780	2,271	(571)	13,192
Provision for (reversal of) credit losses	413	-	40	68	(112)	409
Non-interest expenses	4,086	1,575	1,087	1,312	755	8,815
Dilution gain, net	-	-	-	-	1,559	1,559
Income before provision for income taxes	2,953	685	653	891	345	5,527
Provision for (benefit of) income taxes	987	242	222	262	(839)	874
Non-controlling interests in subsidiaries, net of income taxes	-	-	195	-	(11)	184
Equity in net income of associated company, net of income taxes	-	147	-	-	(13)	134
Net income - reported	1,966	590	236	629	1,182	4,603
Items of note, net of income taxes	-	-	19	35	(1,281)	(1,227)
Net income - adjusted	$1,966	$590	$255	$664	$(99)	$3,376

Net interest income was $6,371 million in 2006, a year-over-year increase of $363 million or 6%. The increase was primarily due to higher volumes and improved margins in Canadian Personal and Commercial Banking. Net interest income in the U.S. Personal and Commercial Banking segment also increased due mainly to the inclusion of a full year of TD Banknorth results and the acquisition of Hudson by TD Banknorth. Partially offsetting these increases were reductions in Wholesale Banking due to lower trading-related net interest income and Wealth Management due to the sale of TD Waterhouse U.S.A. to Ameritrade.

Other income was $6,821 million, an increase of $870 million, or 15%, from 2005. The primary contributor to the increase was Wholesale Banking, with other income growth of $781 million or 77%. The increase was largely due to a $550 million increase in trading revenue, higher securities gains, which were up $63 million or 26%. Canadian Personal and Commercial Banking other income increased $212 million or 9% from the prior year, primarily attributable to higher service and credit fees due to volume increases and pricing initiatives. Other income from Wealth Management declined by $220 million, or 10%, due to the sale of TD Waterhouse U.S.A. to Ameritrade.

Non-interest expenses, on a reported basis, were $8,815 million, compared with $8,844 million in 2005, a decline of $29 million. The slight decrease in expenses was primarily due to the sale of TD Waterhouse U.S.A. to Ameritrade and the $365 million contingent litigation reserve related to Enron that was recognized in 2005. These decreases were partially offset by the inclusion of a full year of expenses for TD Banknorth (of which a majority ownership interest was acquired in March 2005) and the acquisition of Hudson by TD Banknorth in 2006. On an adjusted basis, operating expenses increased from 2005, mainly as a result of higher operating expenses in Canadian Personal and Commercial Banking reflecting strong business growth.

Income tax expense on a reported basis was up $175 million, or 25%, from 2005. Other taxes were up $28 million, or 4%, from 2005. Adjusted total income and other taxes were up $236 million, or 15%, from 2005. Current income tax expense, on an adjusted basis, was up $208 million, or 23%, from 2005. The effective income tax rate was 15.8% for 2006, compared with 22.8% in 2005. The decrease was largely due to the net dilution gain in 2006, which had limited tax expense.

TD BANK FINANCIAL GROUP ANNUAL REPORT 2007 Management’s Discussion and Analysis	43

BALANCE SHEET

Total assets were $393 billion as at October 31, 2006, $28 billion or 8% higher than October 31, 2005 largely due to a $16 billion increase in securities, an $8 billion increase in loans, and the $4.4 billion investment in TD Ameritrade. At October 31, 2006, total assets comprised primarily loans (net of allowance for credit losses) of $161 billion, trading assets of $77 billion, investment securities of $47 billion, and securities purchased under reverse repurchase agreements of $31 billion. Total average interest-earning assets were $315 billion, compared with $288 billion in 2005. Total liabilities increased $24 billion driven by a $14 billion increase in deposits, an $8 billion increase in other liabilities, and an increase in subordinated notes and debentures of $2 billion. In addition, at October 31, 2006, total shareholders’ equity increased $4 billion to $20 billion, up 24% from 2005.

2006 FINANCIAL RESULTS OVERVIEW

2006 Financial Performance by Business Line

Canadian Personal and Commercial Banking net income of $1,966 million for the year increased by $264 million, or 16%, from 2005. Return on invested capital increased from 23.1% in 2005 to 25.2% in 2006 as earnings growth exceeded the 6% growth in average invested capital.
Revenue grew by $749 million, or 11%, over 2005, mainly due to strong net interest income and fee growth. The acquisition of VFC contributed $47 million to revenue growth. The main contributors to organic revenue growth were strong, broad-based volume growth across most products and deposit-driven margin improvements from the higher interest rate environment. Higher transaction-based fees, overall deposit and credit card account growth, and competitive repricing initiatives also contributed significantly to revenue growth. The increase in revenue was partially offset by competitive pricing in real estate secured lending and commercial deposits products, the impact of higher interest costs on credit cards and the scheduled wind-down of a contractual agreement to administer a lending portfolio on behalf of the Government of British Columbia.
 Margin on average earning assets increased from 2.96% in 2005 to 3.04% in 2006. The acquisition of VFC contributed 0.02% to the margin improvement. Margins widened on deposits, particularly in the high-yield savings product, as interest rates increased in the first half of 2006. This growth was moderated somewhat by a customer shift into lower-yield deposit products. The increased volume of lower margin real estate secured lending as a proportion of earning assets partially offset the overall margin improvement.
PCL increased by $40 million, or 11%, compared with 2005. The acquisition of VFC accounted for $18 million of the PCL increase. Commercial and small business PCL was $21 million for the year, up $2 million, compared with 2005, on lower business loan recoveries, and reversals, and higher write-offs. Personal PCL, excluding VFC, of $374 million was $20 million higher than 2005, mainly due to robust credit card volume growth in 2006 and higher write-offs on personal loans. PCL as a percent of lending volume was at 0.25%, unchanged from 2005.
Expenses increased by $313 million, or 8%, compared with 2005. The VFC acquisition accounted for $14 million of the expense growth. Higher employee compensation and investments in new branches and infrastructure contributed to the increase in expenses. The VFC acquisition added 148 employees on an FTE basis to average staffing levels compared with 2005. Average staffing levels increased by 382 FTEs from 2005 as a result of the new branch openings and an expanded sales force. The efficiency ratio for 2006 was 54.8%, a 150bps improvement over 2005.

Wealth Management net income for 2006 was $590 million, compared with $432 million in 2005, an increase of 37% which came from the equity share in TD Ameritrade and growth across the Wealth businesses. The return on invested capital for the year was 19.5%, compared with 16.4% in 2005.
Revenue decreased by $486 million from 2005 to $2,260 million, mainly due to the sale of TD Waterhouse U.S.A. to Ameritrade, partially offset by stronger results in the domestic businesses. Domestically, interest revenue grew due to higher margin balances and client deposits, and improvement in spreads. Other revenue growth in Canadian Wealth Management was a result of higher transaction revenue and higher mutual fund fees due to asset growth. Mutual fund management fees increased as a result of 17% asset growth and the shift in portfolio mix to higher earning fund classes, while growth in assets under administration generated improved results in private investment advice and financial planning. Discount brokerage revenue increased as a result of higher margin volumes and 37% higher trading volumes, partially offset by a decline in commission per trade.

44	TD BANK FINANCIAL GROUP ANNUAL REPORT 2007 Management’s Discussion and Analysis

Expenses were $1,575 million in 2006, a decrease of $508 million from 2005, primarily due to the sale of TD Waterhouse U.S.A. to Ameritrade. This reduction was partially offset by higher trailer payments to sellers of the Bank’s mutual funds and higher sales force compensation in private investment advice and financial planning. The efficiency ratio improved by 6.2% to 69.7% over 2005.
Assets under management of $151 billion at October 31, 2006 increased $21 billion, or 16%, from October 31, 2005 due to market growth and strong sales of mutual funds. The impact of market growth on assets under management was approximately 6%. Assets under administration totalled $161 billion at the end of the year, decreasing $154 billion, or 49%, from October 31, 2005, mainly due to the sale of TD Waterhouse U.S.A. to Ameritrade. The decline in assets under administration was partially offset by significant growth in domestic assets, mainly due to the addition of new assets in all businesses combined with market appreciation.

U.S. Personal and Commercial Banking reported net income of $236 million compared with $158 million in 2005. The increase was largely the result of a full year of operating results in 2006, compared to only seven months in 2005 as well as the acquisition of Hudson by TD Banknorth in January 2006. The return on invested capital for the year was 4.6% compared to 5.4% in 2005. Adjusted net income was $255 million in 2006, an increase of $97 million from $158 million in 2005.
Total revenue was $1.8 billion, an increase of $0.8 billion over the prior year. The increase was primarily due to a full year of TD Banknorth results and the acquisition of Hudson. The margin on average earning assets decreased from 4.11% in 2005 to 3.97% in 2006 due to competition for loans and deposits, a flat yield curve, and low cost deposits comprising a smaller share of total deposits.
PCL was $40 million, up sharply from the prior year. Write-off increased during the year as net write-offs in the prior year were very low.
Expenses were $1.1 billion, an increase of $538 million over the prior year due to the full year of TD Banknorth results and the acquisition of Hudson. The average FTE staffing level was 8,483 compared with 7,284 in 2005 mainly due to the acquisition of Hudson. The efficiency ratio for the year was 61.1% compared to 54.7% in the prior year with the increase primarily due to lower revenue as a result of margin compression, increased advertising spending, and higher merger and consolidation costs.

Wholesale Banking reported net income of $629 million in 2006, an increase of $207 million from $422 million in 2005. Adjusted net income was $664 million in 2006, an increase of $113 million from $551 million in 2005. The return on invested capital for 2006 was 27.9%, compared with 22.3% in 2005.
Revenue for 2006 was $2,271 million, compared with $1,988 million in 2005. Investment banking and capital markets revenue for 2006 was higher than 2005, which included a loss of $153 million related to the reduction of the estimated value and exit of certain structured derivatives portfolios. Excluding the $153 million loss in 2005, investment banking and capital markets revenue was flat year over year as strong trading revenue in foreign exchange and significant growth in equity commissions and merger and acquisitions revenue was offset by lower interest rate and credit trading and debt and equity underwriting revenue. Revenue from the equity investment portfolio increased due to higher security gains. Corporate banking revenue increased due primarily to growth of the credit portfolio.
PCL was $68 million in 2006, an increase of $16 million from $52 million in 2005. PCL in the Wholesale Banking segment comprise allowances for loan losses and the accrual costs for credit protection. The change in market value of the credit protection, in excess of the accrual cost, is reported in the Corporate segment. The accrual cost of credit protection in Wholesale Banking in 2006 was $48 million as compared to $52 million in 2005. At October 31, 2006 Wholesale Banking held $2.9 billion in credit protection against the lending portfolio, a decrease of $0.3 billion from the end of 2005. Wholesale Banking proactively manages its credit risk through active management of the credit protection portfolio.
Risk-weighted assets of Wholesale Banking increased by $1 billion to $34 billion in 2006, primarily related to an increase in corporate lending exposures.
Expenses for 2006 were $1,312 million, compared with $1,325 million for 2005. The decrease related primarily to lower compensation expense, reflecting staff reductions from completion of the exit of the global structured products businesses and was partially offset by higher restructuring costs.

Corporate segment reported net income of $1,182 million in 2006, driven primarily by a $1,665 million dilution gain on the sale of TD Waterhouse U.S.A. to Ameritrade, partially offset by a $72 million dilution loss related to the acquisition of Hudson by TD  Banknorth. Adjusted net loss was $99 million in 2006, a decrease of $117 million from $18 million of adjusted net income in 2005. Also contributing to the results were a general allowance release of $39 million and a $7 million gain in excess of accrued costs for the period in CDS hedging the corporate loan book. These were partially offset by amortization of intangibles of $316 million, an expense of $18 million relating to the initial set up of the specific allowance for credit card and overdraft loans that resulted from a change in the provisioning methodology applied by the Bank, and the negative impact of scheduled reductions in the income tax rate that resulted in a decrease of $24 million in future tax assets. Unallocated corporate expenses, securitization losses and a declining non-core lending portfolio also impacted 2006 results.

TD BANK FINANCIAL GROUP ANNUAL REPORT 2007 Management’s Discussion and Analysis	45

GROUP FINANCIAL CONDITION

Balance Sheet Review

AT A GLANCE OVERVIEW

•	Total assets were $422 billion as at October 31, 2007, $29 billion or 7% higher than October 31, 2006.

T A B L E 2 1	SELECTED CONSOLIDATED BALANCE SHEET ITEMS
	As at	As at
(millions of Canadian dollars)	October 31, 2007	October 31, 2006
Securities	$123,036	$124,458
Securities purchased under reverse repurchase agreements	27,648	30,961
Loans (net of allowance for credit losses)	175,915	160,608
Deposits	$276,393	$260,907

FACTORS AFFECTING ASSETS AND LIABILITIES

Securities decreased by $1.4 billion, or 1%, from 2006 levels. The decrease was influenced by market movements, proprietary trading strategies and the impact of the strengthening Canadian dollar during the year.

Securities purchased under resale agreements declined by $3.3 billion, down 11% from 2006, reflecting reduced balances in Wholesale Banking.

Loans (net of allowance for credit losses) at October 31, 2007 were $176 billion, up $15 billion, or 10%, from the prior year. Residential mortgages, increased by $5 billion, or 9%, from 2006, attributable to strong volume growth in Canadian Personal and Commercial Banking. Business and government loans increased $4 billion, largely due to growth in the Wholesale Banking corporate loan portfolio and the commercial loan book in Canadian Personal and Commercial Banking, partially offset by a slight decrease in U.S. Personal and Commercial Banking commercial loans as volume growth was more than offset by the impact of the strengthening of the Canadian dollar. Consumer installment and other personal loans increased $4 billion, largely due to volume growth in home equity loans within Canadian Personal and Commercial Banking and growth in Wealth Management margin loans. Also contributing to the increase was higher credit card loans which grew by $1 billion.

Other assets were up $13 billion, or 19%, year-over-year. This was primarily attributable to a $8 billion increase in the market value of trading derivatives in Wholesale Banking, largely resulting from market movement in foreign exchange contracts. Other assets also increased $3.3 billion due to a $1.8 billion increase in the non-trading derivatives market value as required by the new financial instruments standards and a $1.5 billion increase in amounts receivable from brokers due to increased business volumes and market movements. Additionally, goodwill and other intangibles increased by $0.7 billion due to the privatization of TD Banknorth, partially offset by the impact of amortization of intangibles and the strengthening of the Canadian dollar during the year.

Deposits were $276 billion, up $15 billion, or 6%, from October 31, 2006. Personal deposits increased $1 billion as underlying business growth in the Canadian Personal and Commercial Banking business and the acquisition of Interchange by TD Banknorth was largely offset by the impact of the strengthening Canadian dollar on the U.S. dollar-denominated deposits. Other deposits increased, largely due to growth in term deposits in the U.S. wholesale business.

Other liabilities increased by $12 billion or 12%. The growth was primarily attributable to a $10 billion increase in trading derivatives in Wholesale Banking, largely resulting from market movement in foreign exchange contracts. A further increase of $6 billion was due to increased broker payables on higher business volumes and market activity and the gross-up of non-trading derivatives required by the new financial instruments standards. These increases were partially offset by a $3 billion reduction in obligations related to securities sold short as this source of funding used in Wholesale Banking was reduced.

Subordinated notes and debentures were up by $2.5 billion, compared with 2006, due to the issuance of medium-term notes of $2.3 billion in December 2006 and $1.8 billion in July 2007, partially offset by redemptions and maturities totalling $1.4 billion as part of the medium-term note program.

Liability for preferred shares and capital trust securities declined by $0.3 billion due to the redemption of preferred shares of TD Mortgage Investment Corporation in October, 2007.

Non-controlling interests in subsidiaries declined by $1.9 billion from 2006, largely due to the impact of the privatization of TD  Banknorth.

Shareholders’ equity increased by $1.8 billion, or 9%, from the prior year, primarily due to growth in retained earnings of $2.2 billion and increased common shares and contributed surplus totalling $0.3 billion, resulting from net share issuances during the year, partially offset by a decline in other comprehensive income of $0.8 billion, largely due to foreign currency translation adjustments related to the strengthening of the Canadian dollar against the U.S. dollar.

U.S. GAAP (see the Reconciliation of Canadian and U.S. Generally Accepted Accounting Principles contained in the Bank’s 2007 Annual Report on Form 40-F filed with the SEC and available on the Bank’s website at http://www.td.com/investor/ index.jsp and at the SEC’s internet site http.//www.sec.gov).
Total assets under U.S. GAAP were $428.6 billion as at October 31, 2007, $6.5 billion higher than under Canadian GAAP. The difference was primarily due to accounting for non-cash collateral under U.S. GAAP,  which requires certain non-cash collateral received in securities lending transactions, to be recognized as asset, and a corresponding liability recorded for the obligation to return the collateral. Under Canadian GAAP, non-cash collateral received as part of a security lending transaction is not recognized in the Consolidated Balance Sheet. Total liabilities under U.S. GAAP were $405.7 billion as at October 31, 2007, $5.5 billion higher than under Canadian GAAP. The increase is mainly due to accounting for non-cash collateral received in securities lending transactions as described above. In addition certain preferred shares and capital trust securities recognized as liabilities under Canadian GAAP were reclassified to equity and non-controlling interest in subsidiaries respectively under U.S. GAAP.

46	TD BANK FINANCIAL GROUP ANNUAL REPORT 2007 Management’s Discussion and Analysis

GROUP FINANCIAL CONDITION

Credit Portfolio Quality

AT A GLANCE OVERVIEW

•	Loans and acceptances portfolio net of allowances for credit losses was $185 billion, up $16 billion or 9% from the prior year.
•	Impaired loans after specific allowance were $366 million, up $96 million or 36%.
•	Provision for credit losses was $645 million, compared with $409 million in 2006.
•	Total allowances for credit losses decreased by $22 million, or 2%, to $1,295 million in 2007.

LOAN PORTFOLIO

Overall in 2007, the Bank's credit quality remained stable due to strong Canadian market conditions, established business and risk management strategies and a continuing low interest rate environment. The Bank experienced a relatively low level of new impaired loan formations during the year, consisting primarily of formations in the U.S. real estate development sector.
During 2007, the loans and acceptances portfolio continued to be diversified between retail and business and government. The Bank increased its credit portfolio by $16 billion, or 9%, from the prior year, largely due to a 12% increase globally in business and government loans and acceptances, down slightly from the 20% increase in 2006. Loans authorized and amounts outstanding to small and mid-sized business customers are provided in Table 22 below.

T A B L E 2 2	LOANS TO SMALL AND MID-SIZED BUSINESS CUSTOMERS
(millions of Canadian dollars)
	Loans authorized			Amount outstanding
Loan amount	2007	2006	2005	2007	2006	2005
(thousands of Canadian dollars)
0 - 24	$1,221	$1,200	$1,137	$601	$621	$589
25 - 49	1,138	1,075	1,000	681	665	648
50 - 99	1,800	1,722	1,582	996	976	931
100 - 249	3,697	3,714	3,251	2,229	2,260	1,988
250 - 499	3,648	3,449	3,100	2,128	2,022	1,798
500 - 999	3,889	3,757	3,235	1,981	1,924	1,653
1,000 - 4,999	11,863	11,285	9,735	5,405	5,226	4,457
Total[1]	$27,256	$26,202	$23,040	$14,021	$13,694	$12,064

[1]	Personal loans used for business purposes are not included in these totals.

The retail business portfolio continued to be the dominant category for lending activity. During the year, the portfolio, which primarily comprised residential mortgages and consumer installments and other personal loans, increased by $10 billion, or 8%, and totalled $131 billion at year end. The growth was primarily due to the expansion of the Canadian market that grew 11% as a result of continuing good demand for domestic consumer lending products, adding $12 billion to the portfolio. This offset a $2 billion decline in the U.S. retail business.
The total retail portfolio represents 71% of net loans, including acceptances, compared with 71% in 2006 and 75% in 2005. Residential mortgages represented 32% of the portfolio in 2007, in line with the level experienced in 2006 and down slightly from 33% in 2005. Consumer installment and other personal loans were 39% of total loans, compared with 40% in 2006 and 41% in 2005. The portion of the business and government credit exposure remained in line with the 2006 level of 29%, with growth in the domestic market and financial services sector offset by a reduction in U.S. real estate exposure.
The majority of the credit risk exposure relates to the loan and acceptances portfolio. However, the Bank also engages in activities that also have off-balance sheet credit risk. These include credit instruments and derivative financial instruments, as explained in Note 26.

TD BANK FINANCIAL GROUP ANNUAL REPORT 2007 Management’s Discussion and Analysis	47

T A B L E 2 3	LOANS AND ACCEPTANCES, NET OF ALLOWANCE FOR CREDIT LOSSES BY INDUSTRY SECTOR[1]
					Percentage of total
(millions of Canadian dollars, except percentage amounts)	2007	2006	2005	2007	2006	2005
Canada
Residential mortgages	$56,051	$50,220	$49,067	30.3%	29.7%	31.0%
Consumer installment and other personal	65,397	59,199	54,063	35.3	35.0	34.2
Total residential and personal	121,448	109,419	103,130	65.6	64.7	65.2
Real estate development
Commercial and industrial	1,213	958	1,326	0.7	0.6	0.9
Residential	2,532	2,183	1,608	1.4	1.3	1.0
Retail	506	347	388	0.3	0.2	0.2
Real estate services	282	263	267	0.2	0.2	0.2
Total real estate	4,533	3,751	3,589	2.6	2.3	2.3
Agriculture	2,481	2,243	2,187	1.3	1.3	1.4
Apparel and textile	339	303	309	0.2	0.2	0.2
Automotive	1,013	1,330	1,283	0.5	0.8	0.8
Cable	307	278	386	0.2	0.2	0.2
Chemical	584	479	424	0.3	0.3	0.3
Construction	894	912	754	0.5	0.5	0.5
Financial	5,301	3,299	3,745	3.0	1.9	2.4
Food, beverage and tobacco	1,811	1,498	1,367	1.0	0.9	0.9
Forestry	459	508	530	0.2	0.3	0.3
Government	931	557	537	0.5	0.3	0.3
Health and social services	1,688	1,680	1,264	1.0	1.0	0.8
Media and entertainment	1,379	2,078	1,201	0.7	1.2	0.8
Metals and mining	635	975	451	0.3	0.6	0.3
Oil and gas	2,740	2,678	1,205	1.5	1.5	0.8
Retail	1,153	1,105	1,020	0.6	0.7	0.6
Sundry manufacturing	1,037	859	810	0.6	0.5	0.5
Telecommunications	384	120	21	0.2	0.1	-
Transportation	532	543	520	0.3	0.3	0.3
Utilities	1,146	482	558	0.6	0.3	0.3
All other loans	1,593	1,505	1,738	1.0	0.9	1.1
Total business and government	30,940	27,183	23,899	17.1	16.1	15.1
Total Canada	152,388	136,602	127,029	82.7	80.8	80.3

United States
Residential mortgages	2,413	3,165	3,625	1.3	1.9	2.3
Consumer installment and other personal	7,257	8,336	11,258	3.9	4.9	7.1
Total residential and personal	9,670	11,501	14,883	5.2	6.8	9.4
Real estate development
Residential	1,887	1,614	1,498	1.0	1.0	0.9
Real estate services	7,371	8,894	6,009	4.0	5.3	3.8
Total real estate	9,258	10,508	7,507	5.0	6.3	4.7
Agriculture	168	118	103	0.1	0.1	0.1
Apparel and textile	91	64	39	-	-	-
Automotive	420	309	317	0.2	0.2	0.2
Cable	70	195	161	-	0.1	0.1
Chemical	276	272	208	0.1	0.2	0.1
Construction	532	295	291	0.3	0.2	0.2
Financial	2,894	842	1,280	1.6	0.5	0.9
Food, beverage and tobacco	380	236	198	0.2	0.1	0.1
Forestry	228	350	178	0.1	0.2	0.1
Government	176	110	290	0.1	0.1	0.2
Health and social services	369	337	369	0.2	0.2	0.3
Media and entertainment	410	478	448	0.2	0.3	0.3
Metals and mining	362	177	193	0.2	0.1	0.1
Oil and gas	428	290	192	0.2	0.2	0.1
Retail	738	321	214	0.4	0.2	0.1
Sundry manufacturing	460	457	448	0.2	0.3	0.3
Telecommunications	235	233	230	0.1	0.1	0.1
Transportation	445	210	197	0.2	0.1	0.1
Utilities	412	231	292	0.2	0.1	0.2
All other loans	1,206	2,905	1,491	0.7	1.6	1.0
Total business and government	19,558	18,938	14,646	10.3	11.2	9.3
Total United States	29,228	30,439	29,529	15.5	18.0	18.7

Other International
Consumer installment and other personal	9	8	9	-	-	-
Total residential and personal	9	8	9	-	-	-
Real estate development
Retail	17	-	-	-	-	-
Total real estate	17	-	-	-	-	-
Automotive	20	-	83	-	-	0.1
Cable	48	63	-	-	-	-
Chemical	35	-	52	-	-	-
Construction	75	-	6	-	-	-
Financial	1,295	918	755	0.7	0.5	0.5
Food, beverage and tobacco	136	116	97	0.1	0.1	0.1
Forestry	26	2	3	-	-	-
Government	-	-	14	-	-	-
Media and entertainment	358	180	199	0.2	0.1	0.1
Metals and mining	904	288	110	0.5	0.2	0.1
Sundry manufacturing	28	-	1	-	-	-
Telecommunications	37	29	51	-	-	-
Transportation	183	110	52	0.1	0.1	-
Utilities	362	487	217	0.2	0.2	0.1
All other loans	45	42	25	-	-	-
Total business and government	3,569	2,235	1,665	1.8	1.2	1.0
Total Other International	3,578	2,243	1,674	1.8	1.2	1.0
Total	$185,194	$169,284	$158,232	100%	100.0%	100.0%
Percentage change	9.4%	7.0%	22.3%

[1]	Based on geographic location of unit responsible for recording revenue.

48	TD BANK FINANCIAL GROUP ANNUAL REPORT 2007 Management’s Discussion and Analysis

CONCENTRATION OF CREDIT RISK

Geographically, the credit portfolio remains highly concentrated in Canada. In 2007, the percentage of loans held in Canada was 82%, compared with 80% in 2006. The remaining balance is predominantly in the U.S. Exposure in the United Kingdom, Asia, Australia and New Zealand is limited.
As indicated in Table 24, the largest Canadian exposure is in Ontario, at 49% of total loans in 2007, down slightly from 50% in 2006. Outside of Canada, the largest concentration is in the U.S., which comprises 16% of total loans, down slightly from 18% in 2006.

T A B L E 2 4	LOANS AND ACCEPTANCES, NET OF ALLOWANCE FOR CREDIT LOSSES BY LOCATION OF ULTIMATE RISK
					Percentage of total
(millions of Canadian dollars, except percentage amounts)	2007	2006	2005	2007	2006	2005
Canada
Atlantic	$3,961	$3,560	$3,637	2.1%	2.1%	2.3%
Québec	9,357	8,154	8,312	5.0	4.8	5.3
Ontario	90,498	83,969	75,673	48.9	49.6	47.8
Prairies	25,567	20,187	19,150	13.7	12.0	12.1
British Columbia	21,916	19,382	19,074	11.8	11.5	12.0
Total Canada	151,299	135,252	125,846	81.5	80.0	79.5
United States	28,905	29,977	28,609	15.7	17.7	18.1
Other International
United Kingdom	1,894	846	1,039	1.0	0.5	0.6
Europe - other	274	202	1,095	0.1	0.1	0.7
Australia and New Zealand	1,525	1,424	638	0.8	0.8	0.4
Asia	807	645	573	0.4	0.4	0.4
Latin America and Caribbean	433	870	431	0.5	0.5	0.3
Middle East and Africa	57	68	1	-	-	-
Total Other International	4,990	4,055	3,777	2.8	2.3	2.4
Total	$185,194	$169,284	$158,232	100.0%	100.0%	100.0%

Percentage change over previous year
Canada	11.9%	7.5%	5.2%
United States	(3.6)	4.8	366.6
Other International	23.1	7.4	1.3
Total	9.4%	7.0%	22.3%

As shown in Table 23, the largest business and government sector concentrations in Canada are real estate development, financial institutions, each at 3% and oil and gas at 2%. Real estate development was the leading sector of concentration in the U.S. at 32%, down 3% versus last year.

IMPAIRED LOANS

A loan is considered impaired when, in management’s opinion, it can no longer be reasonably assured that we will be able to collect the full amount of principal and interest when due. See Note 3 to the Consolidated Financial Statements for further details on impaired loans. Table 25 shows the impact on net interest income due to impaired loans.

T A B L E 2 5	IMPACT ON NET INTEREST INCOME DUE TO IMPAIRED LOANS
(millions of Canadian dollars)	2007	2006	2005
Reduction in net interest income due to impaired loans	$44	$29	$35
Recoveries	(5)	(9)	(26)
	$39	$20	$9

As indicated in Table 26 and Table 27, impaired loans net of specific allowances were $366 million as at October 31, 2007, compared with a total of $270 million a year earlier and $217 million in 2005.

TD BANK FINANCIAL GROUP ANNUAL REPORT 2007 Management’s Discussion and Analysis	49

T A B L E 2 6	IMPAIRED LOANS NET OF SPECIFIC ALLOWANCE BY INDUSTRY SECTOR
					Percentage of total
(millions of Canadian dollars, except percentage amounts)	2007	2006	2005	2007	2006	2005
Canada
Residential mortgages	$16	$9	$8	4.4%	3.3%	3.7%
Consumer installment and other personal	97	73	43	26.5	27.1	19.8
Total residential and personal	113	82	51	30.9	30.4	23.5
Real estate development
Commercial and industrial	1	-	2	0.3	-	0.9
Residential	-	-	2	-	-	0.9
Total real estate	1	-	4	0.3	-	1.8
Agriculture	6	12	49	1.6	4.5	22.6
Apparel and textile	-	-	3	-	-	1.4
Automotive	6	18	10	1.6	6.7	4.6
Chemical	-	-	10	-	-	4.6
Construction	13	2	5	3.6	0.7	2.3
Financial	1	-	1	0.3	-	0.5
Food, beverage and tobacco	1	1	2	0.3	0.4	0.9
Forestry	10	34	-	2.7	12.6	-
Health and social services	1	-	2	0.3	-	0.9
Media and entertainment	-	-	(1)	-	-	(0.5)
Metals and mining	3	2	1	0.8	0.7	0.5
Oil and gas	-	-	1	-	-	0.5
Retail	2	3	3	0.5	1.1	1.4
Sundry manufacturing	3	2	5	0.8	0.7	2.3
Telecommunications	-	-	-	-	-	-
Transportation	1	1	1	0.3	0.4	0.5
Utilities	-	-	-	-	-	-
All other loans	5	3	-	1.4	1.1	-
Total business and government	53	78	96	14.5	28.9	44.3
Total Canada	166	160	147	45.4	59.3	67.8
United States
Residential mortgages	24	16	12	6.6	5.9	5.5
Consumer installment and other personal	22	15	9	6.0	5.6	4.1
Total residential and personal	46	31	21	12.6	11.5	9.6
Real estate development
Commercial and industrial	29	21	23	7.9	7.8	10.5
Residential	74	9	1	20.2	3.3	0.5
Shopping Centres	8	1	1	2.2	0.4	0.5
Real Estate Services	-	6	4	-	2.2	1.8
Total real estate	111	37	29	30.3	13.7	13.3
Agriculture	1	-	-	0.3	-	-
Apparel and textile	2	1	-	0.5	0.4	-
Automotive	3	1	-	0.8	0.4	-
Cable	-	-	-	-	-	-
Chemical	1	-	-	0.3	-	-
Construction	5	6	3	1.4	2.2	1.4
Financial	11	1	-	3.1	0.4	-
Food, beverage and tobacco	2	2	1	0.5	0.7	0.5
Forestry	2	-	1	0.5	-	0.5
Health and social services	1	1	-	0.3	0.4	-
Media and entertainment	3	2	1	0.8	0.7	0.5
Metals and mining	2	3	4	0.5	1.1	1.8
Retail	4	2	-	1.1	0.7	-
Sundry manufacturing	4	13	6	1.1	4.8	2.7
Telecommunications	-	-	-	-	-	-
Transportation	2	3	1	0.5	1.1	0.5
Utilities	-	-	1	-	-	0.5
All other loans	-	7	2	-	2.6	0.9
Total business and government	154	79	49	42.0	29.2	22.6
Total United States	200	110	70	54.6	40.7	32.2
Impaired loans net of specific allowance	$366	$270	$217	100%	100%	100%
Net impaired loans as a % of common equity	1.7%	1.4%	1.4%

50	TD BANK FINANCIAL GROUP ANNUAL REPORT 2007 Management’s Discussion and Analysis

T A B L E 2 7	IMPAIRED LOANS NET OF SPECIFIC ALLOWANCE BY LOCATION[1]
				Percentage of total
(millions of Canadian dollars, except percentage amounts)	2007	2006	2005	2007	2006	2005
Canada
Atlantic	$4	$3	$2	1.1%	1.1%	0.9%
Québec	14	8	7	3.8	3.0	3.2
Ontario	128	130	99	35.0	48.2	45.6
Prairies	9	9	33	2.5	3.3	15.2
British Columbia	11	10	6	3.0	3.7	2.8
Total Canada	166	160	147	45.4	59.3	67.7
United States	200	110	70	54.6	40.7	32.3
Impaired loans net of specific allowance	$366	$270	$217	100.0%	100.0%	100.0%
Impaired loans net of specific allowance as a % of net loans[2]	0.2%	0.2%	0.1%

[1]	Based on geographic location of unit responsible for recording revenue.
[2]	Includes customers’ liability under acceptances and net of specific allowance and general allowance.

ALLOWANCE FOR CREDIT LOSSES
Total allowance for credit losses consists of specific and general allowances carried on the Consolidated Balance Sheet. The allowance is increased by the provision for credit losses, and decreased by write-offs net of recoveries. The Bank maintains the allowance at levels that management believes are adequate to absorb losses in the lending portfolio. Individual problem accounts, general economic conditions, as well as the sector and geographic mix of the lending portfolio are all considered by management in assessing the appropriate allowance levels.

Specific Allowance
The Bank establishes specific allowances for impaired loans when a loss is likely or when the estimated realizable value of the loan is less than its recorded value, based on discounting expected future cash flows. Allowances for personal credit portfolios are based on delinquency and type of security. Specific allowances for credit losses are established to reduce the book value of loans to estimated realizable amounts in the normal course of business.
   Specific allowances for the wholesale and commercial portfolios are borrower specific and reviewed quarterly. For the retail portfolio, allowances are calculated on an aggregated facility basis, using a formula that takes recent loss experience into account.
During 2007, specific allowances increased by $27 million or 15%, resulting in a total specific allowance of $203 million. Allowances for credit losses are more fully described in Note 3 to the Consolidated Financial Statements.

General Allowance
A general allowance is established to recognize losses that management estimates to have occurred in the portfolio at the balance sheet date for loans or credits not yet specifically identified as impaired. The level of general allowance reflects exposures across all portfolios and categories. General allowance is reviewed on a quarterly basis using credit risk models developed by the Bank. The level of allowances is based on the probability of a borrower defaulting on a loan obligation (loss frequency), the loss if default occurs (loss severity) and the expected exposure at the time of default.
For the wholesale and commercial portfolios, allowances are computed at the borrower level. The loss if default occurs is based on the security of the facility. Exposure at default is a function of current usage, the borrower's risk rating and the committed amount. For the retail portfolio, the general allowance is calculated on a portfolio-level and is based on a statistical estimate of loss using historical loss and recovery data models and forecast balances. Ultimately, the general allowance is established on the basis of expected losses and is directly related to the variance of losses and the inherent product characteristics in each portfolio. Models are validated against historical experience and are updated at least annually. The general allowance methodology is annually approved by the Board of Directors.
At October 31, 2007 our general allowance for loan losses was $1,085 million, down from $1,141 million at October 31, 2006.

TD BANK FINANCIAL GROUP ANNUAL REPORT 2007 Management’s Discussion and Analysis	51

PROVISION FOR CREDIT LOSSES

The provision for credit losses is the amount charged to the specific and general allowances for credit losses during the year to bring the total allowance to a level that management considers adequate to absorb all probable credit-related losses in the Bank's loan portfolio. The net provision for the year is reduced by any recoveries from impaired loans.
The Bank recorded increased provisions for credit losses of $645 million in 2007, compared with provisions of $409 million in 2006, mainly due to personal lending and credit card volumes. This includes a reversal of $60 million in general allowance based on revised loss rate factors, utilizing internal experience in alignment with Basel II methodology. Table 28 provides a summary of provisions charged to the Consolidated Statement of Income.

T A B L E 2 8	PROVISIONS FOR CREDIT LOSSES
(millions of Canadian dollars)	2007	2006	2005
New provisions[1]	$825	$604	$352
Reversal of general provision
TD Bank	(60)	(60)	(35)
TD Banknorth	15	(6)	(17)
Recoveries	(135)	(129)	(245)
Total provision for (recovery of) credit losses	$645	$409	$55

[1]	Total new provisions include provisions for credit losses related to VFC of $47 million.

Total new provisions were $825 million in 2007, compared with $604 million in 2006. Total provision for credit losses as a percentage of net average loans was 0.37% in 2007, compared to 0.25% in 2006.

T A B L E 2 9	PROVISIONS FOR CREDIT LOSSES BY LOCATION[1]
				Percentage of total
(millions of Canadian dollars, except percentage amounts)	2007	2006	2005	2007	2006	2005
Canada
Atlantic	$16	$15	$12	2.5%	3.7%	21.8%
Québec	47	24	21	7.3	5.9	38.2
Ontario	400	299	229	62.0	73.1	416.4
Prairies	36	34	36	5.6	8.3	65.4
British Columbia	48	39	34	7.4	9.5	61.8
Total Canada	547	411	332	84.8	100.5	603.6
United States	97	51	(205)	15.0	12.4	(372.7)
Other International
United Kingdom	(1)	(1)	(13)	(0.1)	(0.2)	(23.7)
Australia	-	(4)	-	-	(1.0)	-
Asia	-	-	(7)	-	-	(12.7)
Total Other International	(1)	(5)	(20)	(0.1)	(1.2)	(36.4)
General provision	2	(48)	(52)	0.3	(11.7)	(94.5)
Total	$645	$409	$55	100.0%	100.0%	100.0%
Provision for credit losses as a % of net average loans[2]
Canada
Residential mortgages	0.01%	(0.01)%	0.02%
Personal	0.83	0.66	0.61
Business and other	0.10	0.14	0.06
Total Canada	0.39	0.32	0.27
United States	0.31	0.17	(0.98)
Other International	(0.04)	(0.22)	(0.94)
General provision	-	(0.03)	(0.04)
Total	0.37%	0.25%	(0.04)%
[1] Based on geographic location of unit responsible for recording revenue.
[2] Includes customers’ liability under acceptances.

52	TD BANK FINANCIAL GROUP ANNUAL REPORT 2007 Management’s Discussion and Analysis

T A B L E 3 0	PROVISIONS FOR CREDIT LOSSES BY INDUSTRY SECTOR[1]
				Percentage of total
(millions of Canadian dollars, except percentage amounts)	2007	2006	2005	2007	2006	2005
Canada
Residential mortgages	$4	$(3)	$12	0.6%	(0.7)%	11.2%
Consumer installment and other personal	513	379	307	79.8	83.0	287.0
Total residential and personal	517	376	319	80.4	82.3	298.2
Real estate development
Commercial and industrial	3	(7)	1	0.4	(1.5)	0.9
Residential	1	1	-	0.2	0.2	-
Total real estate	4	(6)	1	0.6	(1.3)	0.9
Agriculture	1	(1)	3	0.2	(0.2)	2.8
Apparel and textile	2	3	-	0.3	0.7	-
Automotive	4	4	-	0.6	0.9	-
Chemical	-	(9)	3	-	(2.0)	2.8
Construction	10	1	2	1.5	0.2	1.9
Financial	1	1	-	0.2	0.2	-
Food, beverage and tobacco	3	1	1	0.4	0.2	0.9
Forestry	(4)	28	-	(0.6)	6.1	-
Health and social services	-	1	1	-	0.2	0.9
Media and entertainment	1	1	-	0.2	0.2	-
Metals and mining	1	1	-	0.2	0.2	-
Oil and gas	-	-	-	-	-	-
Retail	2	2	1	0.3	0.4	0.9
Sundry manufacturing	2	1	2	0.3	0.2	1.9
Telecommunications	-	-	(4)	-	-	(3.7)
Transportation	1	-	1	0.2	-	0.9
Utilities	-	-	-	-	-	-
All other loans	2	7	2	0.3	1.6	1.9
Total business and government	30	35	13	4.7	7.6	12.1
Total Canada	547	411	332	85.1	89.9	310.3

United States
Residential mortgages	-	-	-	-	-	-
Consumer installment and other personal	46	34	12	7.1	7.5	11.2
Total residential and personal	46	34	12	7.1	7.5	11.2
Real estate development
Commercial and industrial	5	3	1	0.8	0.7	0.9
Residential	23	2	-	3.6	0.4	-
Shopping centers	2	-	-	0.3	-	-
Real estate services	-	4	-	-	0.9	-
Total real estate	30	9	1	4.7	2.0	0.9
Agriculture	1	-	-	0.2	-	-
Apparel and textile	1	-	-	0.2	-	-
Automotive	3	-	-	0.4	-	-
Chemical	1	-	-	0.2	-	-
Construction	5	1	(1)	0.8	0.2	(0.9)
Food, beverage and tobacco	3	-	1	0.4	-	0.9
Forestry	1	-	-	0.2	-	-
Health and social services	10	-	-	1.5	-	-
Media and entertainment	1	1	-	0.2	0.2	-
Metals and mining	-	-	2	-	-	1.9
Retail	4	-	1	0.6	-	0.9
Sundry manufacturing	(1)	4	1	(0.2)	0.9	0.9
Telecommunications	(7)	-	(14)	(1.1)	-	(13.1)
Transportation	1	1	-	0.2	0.2	-
Utilities	-	-	(202)	-	-	(188.7)
All other loans	(2)	1	(6)	(0.3)	0.2	(5.6)
Total business and government	51	17	(217)	8.0	3.7	(202.8)
Total United States	97	51	(205)	15.1	11.2	(191.6)
Other International
Cable	-	-	(9)	-	-	(8.4)
Financial	-	-	(11)	-	-	(10.3)
Media and entertainment	-	(4)	-	-	(0.9)	-
Retail	(1)	(1)	-	(0.2)	(0.2)	-
Total business and government	(1)	(5)	(20)	(0.2)	(1.1)	(18.7)
Total Other International	(1)	(5)	(20)	(0.2)	(1.1)	(18.7)
Total before general provision	643	457	107	100.0%	100.0%	100.0%
General provision (reversal)	2	(48)	(52)
Total	$645	$409	$55

[1]	Based on geographic location of unit responsible for recording revenue.

TD BANK FINANCIAL GROUP ANNUAL REPORT 2007 Management’s Discussion and Analysis	53

GROUP FINANCIAL CONDITION

Capital Position

T A B L E 3 1	CAPITAL STRUCTURE AND RATIOS
(millions of Canadian dollars, except percentage amounts)	2007	2006	2005
Tier 1 capital
Retained earnings	$15,954	$13,725	$10,650
Unrealized foreign currency translation losses on investments in subsidiaries, net of hedging activities	(2,073)	(918)	(696)
Common shares	6,577	6,334	5,872
Additional adjustment for dealer holding TD Bank shares	-	(78)	(29)
Qualifying preferred shares	974	1,319	895
Contributed surplus	119	66	40
Qualifying non-controlling interests in subsidiaries	22	2,395	1,632
Innovative instruments	1,740	1,250	1,250
Less: goodwill and intangibles in excess of 5% limit	(7,668)	(7,014)	(6,508)
Total Tier 1 capital	15,645	17,079	13,106
Tier 2 capital
Subordinated notes and debentures	9,449	6,900	5,138
General allowance for credit losses included in capital	1,092	1,145	1,137
Less: amortization of non-qualifying subordinated notes and debentures and other	(163)	(182)	(39)
Accumulated net after tax unrealized gain on available-for-sale securities in other comprehensive income	354	-	-
Total Tier 2 capital	10,732	7,863	6,236
Investment in regulated insurance subsidiaries	(1,440)	(1,262)	(1,043)
Substantial investments in unconsolidated subsidiaries	(5,088)	(5,065)	(1,072)
First loss protection	(55)	(53)	(44)
	(6,583)	(6,380)	(2,159)
Total regulatory capital	$19,794	$18,562	$17,183
Regulatory capital ratios
Tier 1 capital	10.3%	12.0%	10.1%
Total capital	13.0	13.1	13.2
Assets to capital multiple[1]	19.7	19.9	19.9
Tangible common equity	$11,315	$12,938	$9,567
Tangible common equity as a percentage of risk-weighted assets	7.4%	9.1%	7.4%

[1]
Total assets plus off-balance sheet credit instruments, such as letters of credit and guarantees, less investments in associated corporations and goodwill and net intangibles divided by total regulatory capital.

THE BANK’S GOALS ARE TO:

•	Provide sufficient capital to maintain the confidence of investors and depositors, while providing the Bank’s common shareholders with a satisfactory return.
•	Be an appropriately capitalized institution, as measured internally, defined by regulatory authorities and compared with the Bank’s peers.
•	Achieve the lowest overall cost of capital consistent with preserving the appropriate mix of capital elements to meet target capitalization levels.
•	Maintain strong ratings with rating agencies.

CAPITAL SOURCES

The Bank’s capital is primarily derived from common shareholders and retained earnings. Other sources of capital include the Bank’s preferred shareholders, holders of hybrid capital instruments and holders of the Bank’s subordinated debt.

CAPITAL MANAGEMENT

Group Finance manages capital for the Bank and is responsible for acquiring, maintaining and retiring capital. The Board of Directors oversees capital policy and management.

ECONOMIC CAPITAL

The Bank’s internal measure of required capital is called economic capital or invested capital. Economic capital comprises risk-based capital required to fund losses that could occur under extremely adverse economic or operational conditions, and investment capital that has been used to fund acquisitions or investments in fixed assets.
The Bank uses internal models to determine how much risk-based capital is required for credit, market, trading, banking book interest rate, operational, business and other identified risks. Risk-based capital differs from regulatory capital because it applies to deposit products, as well as asset products, and it applies to operational and insurance risks, as well as credit and market risks. Regulatory capital is set by regulations established by the Superintendent of Financial Institutions Canada (OSFI).
Within the Bank’s measurement framework, our objective is to hold risk-based capital to cover unexpected losses to a high level of confidence and ratings standards. Since losses flow through to the Consolidated Statement of Income, the Bank ensures it has sufficient common equity to absorb worst-case losses.
The Bank makes business decisions based on the return on economic capital, while also ensuring that, in aggregate, regulatory and rating agency requirements and capital available are kept in balance.

REGULATORY CAPITAL

Tier 1 Capital
Tier 1 capital was $15.6 billion at October 31, 2007, down from $17.1 billion last year. The decrease was largely due to the privatization of TD Banknorth as a result of the exclusion of non-controlling interests and foreign currency transaction losses on investments in subsidiaries, partially offset by strong earnings. Capital management funding activities

54	TD BANK FINANCIAL GROUP ANNUAL REPORT 2007 Management’s Discussion and Analysis

during the year consisted of the following: the Bank raised $288 million of common shares during the year, including $85 million from the dividend reinvestment plan; the Bank repurchased five million common shares at a cost of $356 million in 2007 through a normal course issuer bid; a subsidiary of the Bank issued US$500 million REIT preferred stock; and TD Mortgage Investment Corporation, a subsidiary of the Bank redeemed its $350 million preferred shares, Series A. Subsequent to year-end, on November 1, 2007, the Bank issued $250 million of its First Preferred Shares, Series P. See Notes 12 and 13 to the Bank’s Consolidated Financial Statements for more details.

Tier 2 Capital
During the year: the Bank redeemed Tier 2B subordinated debentures for $500 million and for $550 million; a subsidiary of the Bank redeemed US$342 million of Tier 2B junior subordinated debentures; and the Bank issued $2.25 billion and $1.8 billion of subordinated debentures, both qualifying as Tier 2A capital. Subsequent to year-end, on November 1, 2007, the Bank issued $2.5 billion of subordinated debentures, qualifying as Tier 2B capital. See Note 11 to the Bank’s Consolidated Financial Statements for more details.

DIVIDENDS

The Bank’s dividend policy is approved by the Board of Directors. During the year, the Bank increased its quarterly dividend twice and as at October 31, 2007, the quarterly dividend was $0.57 per share, consistent with the Bank’s current target payout range of 35-45% of adjusted earnings. Cash dividends declared and paid during 2007 totalled $2.11 per share (2006 - $1.78; 2005 - $1.58). For cash dividends payable on the Bank’s preferred shares, see Notes 12 and 13 to the Bank’s Consolidated Financial Statements. As at October 31, 2007, 717.8 million common shares were outstanding (2006 - 717.4 million; 2005 - 711.8 million). The Bank’s ability to pay dividends is subject to the Bank Act and the requirements of OSFI. Note 13 to the Bank’s Consolidated Financial Statements provides further details.

RATINGS

In March 2007 Standard & Poor’s (S&P) and Moody’s Investors Service (Moody’s) upgraded the Bank’s long-term senior debt rating to AA- and Aaa, respectively. As at October, 2007, the Bank’s long-term ratings were: Fitch (AA-), Moody’s (Aaa), DBRS (AA) and S&P (AA-).

CAPITAL RATIOS

Capital ratios are measures of financial strength and flexibility. OSFI defines two primary ratios to measure capital adequacy, the Tier 1 capital ratio and the Total capital ratio. OSFI sets target levels for Canadian banks as follows:
•	The Tier 1 capital ratio is defined as Tier 1 capital divided by risk-weighted assets (RWA). OSFI has established a target Tier 1 capital requirement of 7%.
•	The Total capital ratio is defined as total regulatory capital divided by RWA. OSFI has established a target total capital requirement of 10%.
The Bank’s Tier 1 and Total capital ratios were 10.3% and 13.0%, respectively, on October 31, 2007, compared with 12.0% and 13.1% on October 31, 2006. The year-over-year change was influenced by several factors, including a decrease in capital as described above, and increases in RWA. The Bank’s investment in TD Ameritrade is deducted from total capital, which has a material impact on the Total capital ratio. The Bank exceeded its medium-term target for Tier 1 capital of 8-8.5% as at October 31, 2007.
OSFI measures the capital adequacy of Canadian banks according to its instructions for determining risk-adjusted capital, RWA and off-balance sheet exposures. This approach is based on the Bank for International Settlements’ (BIS) agreed framework for achieving a more consistent way to measure the capital adequacy and standards of banks engaged in international business.

RISK-WEIGHTED ASSETS

RWA are determined by applying OSFI-prescribed risk-weights to balance sheet assets and off-balance sheet financial instruments according to credit risk of the counterparty. RWA also include an amount for the market risk exposure associated with the Bank’s trading portfolio. The Bank’s total RWA increased by $10.6 billion, or 7.5%, in 2007 from the prior year due to organic growth in various business segments and in Wholesale Banking, primarily due to an increase in corporate lending exposures.

T A B L E 3 2	RISK-WEIGHTED ASSETS
(millions of Canadian dollars)		2007		2006		2005
		Risk-		Risk-		Risk-
		weighted		weighted		weighted
	Balance	balance	Balance	balance	Balance	balance
Balance sheet assets
Cash resources and other	$16,536	$3,053	$10,782	$1,905	$13,418	$2,435
Securities	123,036	4,984	124,458	4,792	108,096	4,955
Securities purchased under reverse repurchase agreements	27,648	2,237	30,961	1,562	26,375	559
Loans (net)	175,915	93,714	160,608	91,436	152,243	82,713
Customers’ liability under acceptances	9,279	9,279	8,676	8,676	5,989	5,896
Other assets	69,710	8,589	57,429	8,881	59,089	7,695
Total balance sheet assets	$422,124	$121,856	$392,914	$117,252	$365,210	$104,253
Off-balance sheet assets
Credit instruments		20,015		14,818		13,419
Derivative financial instruments[1]		7,573		6,647		7,201
Total off-balance sheet assets		27,588		21,465		20,620
Total risk-weighted asset equivalent
- credit risk		149,444		138,717		124,873
- market risk		3,075		3,162		5,109
Total risk-weighted assets		$152,519		$141,879		$129,982

[1]	Effective November 1, 2006, all derivative financial instruments are recorded on balance sheet.

TD BANK FINANCIAL GROUP ANNUAL REPORT 2007 Management’s Discussion and Analysis	55

T A B L E 3 3	OUTSTANDING SHARE DATA[1]
As at October 31, 2007	Number of shares
Preferred shares
Class A preferred shares issued by the Bank (thousands of shares):
Series M	14,000
Series N	8,000
Series O	17,000

Total preferred shares	39,000
Capital Trust Securities
Trust units issued by TD Capital Trust (thousands of shares):
Series 2009	899
Total Capital Trust Securities	899
Common shares outstanding (millions of shares)	717.8
Stock options (millions of shares)
- vested	15.0
- non-vested	5.1

[1]	For further details, including the principal amount, conversion and exchange features, and distributions, see Notes 12, 13 and 15 to the Bank’s Consolidated Financial Statements.

REVISED BASEL II CAPITAL ACCORD

In 2004, the Basel Committee on Banking Supervision finalized the new Basel capital framework to replace the accord originally introduced in 1988 and supplemented in 1996. The underlying principles of the new framework are intended to be suitable for application to banks of varying levels of complexity and sophistication. The framework will allow qualifying banks to determine capital levels consistent with the manner in which they measure, manage and mitigate risks. The new framework provides a spectrum of methodologies, from simple to advanced, for the measurement of both credit and operational risk. More advanced measurement of risks should result in regulatory and economic capital being more closely aligned. In addition, the framework includes provisions for changes to the computation of Tier 1 and Total capital.
The objective of the framework is to reward more rigorous and accurate risk management by reducing the regulatory capital that is required under weaker or less sophisticated approaches. While the overall objective of the new framework is to neither increase nor decrease the level of overall capital in the system, some financial institutions will see an increase in regulatory capital, while others will see a decrease. The impact will depend upon the particular institution’s asset mix, risk and loss experience.
•	The implementation of the capital adequacy requirements for Basel II began with a parallel run monitored by OSFI throughout fiscal 2007
- Full compliance is expected as of November 1, 2007
•
During the first two years of implementation (fiscal 2008 and 2009), any potential reductions in capital will be limited by regulatory capital "floors" of 90% and 80%, respectively, of the current capital adequacy requirements

•	In fiscal 2008, we will begin disclosing key elements of our risk rating system and associated calculation of risk-weighted assets and regulatory capital under Basel II
•	We have dedicated significant resources and management attention to the implementation of Basel II
-	The Basel II program is sponsored by the Bank's Chief Risk Officer and is governed by a steering committee composed of senior executives of the areas most impacted by the implementation of Basel II
-	The Basel II working groups are composed of cross-functional teams representing all impacted business areas
The Bank is on track to meet the requirements of the new framework as applied to the Canadian context by our regulator.

GROUP FINANCIAL CONDITION

Off-balance Sheet Arrangements

In the normal course of operations, the Bank engages in a variety of financial transactions that, under GAAP, are either not recorded on the Consolidated Balance Sheet or are recorded in amounts that differ from the full contract or notional amounts. These off-balance sheet arrangements involve, among other risks, varying elements of market, credit and liquidity risk which are discussed in the Managing Risk section on pages 60 to 70 of this MD&A. Off-balance sheet arrangements are generally undertaken for risk management, capital management and funding management purposes and include securitizations, contractual obligations and certain commitments and guarantees.

SPECIAL PURPOSE ENTITIES

The Bank carries out certain business activities via arrangements with special purpose entities (SPEs). We use SPEs to obtain sources of liquidity by securitizing certain of the Bank’s financial assets, to assist our clients in securitizing their financial assets, and to create investment products for our clients. SPEs may be organized as trusts, partnerships or corporations and they may be formed as qualifying special purpose entities (QSPEs) or variable interest entities (VIEs). When an entity is deemed a VIE, under the CICA accounting guideline the entity must be consolidated by the primary beneficiary. See Note 6 to the Consolidated Financial Statements for further information regarding the accounting guideline for VIEs.
Securitizations are an important part of the financial markets, providing liquidity by facilitating investor access to specific portfolios of assets and risks. In a typical securitization structure, the Bank sells assets to an SPE and the SPE funds the purchase of those assets by issuing securities to investors. SPEs are typically set up for a single, discrete purpose, are not operating entities and usually have no employees. The legal documents that govern the transaction describe how the cash earned on the assets held in the SPE must be allocated to the investors and other parties that have rights to these cash flows. The Bank is involved in SPEs through the securitization of its own assets, securitization of Bank clients’ assets and other financial transactions.
Certain of the Bank’s securitizations of its own assets and of Bank clients’ assets are structured through QSPEs. QSPEs are trusts or other legal vehicles that are demonstrably distinct from the Bank, have specified permitted activities, defined asset holdings and may only sell or dispose of selected assets in automatic response to limited conditions. QSPEs are not consolidated by any party including the Bank.
The Bank monitors its involvement with SPEs through the Reputational Risk Committee. The Committee is responsible for the review of structured transactions and complex credits with potentially significant reputational, legal, regulatory, accounting or tax risks, including transactions involving SPEs.

56	TD BANK FINANCIAL GROUP ANNUAL REPORT 2007 Management’s Discussion and Analysis

SECURITIZATION OF BANK-ORIGINATED ASSETS

The Bank securitizes residential mortgages, personal loans, credit card loans and commercial mortgages to enhance our liquidity position, to diversify sources of funding and to optimize the management of the balance sheet. Details of these securitizations are as follows.

Residential Mortgage Loans
The Bank securitizes residential mortgages through the creation of mortgage-backed securities (MBS) and the eventual transfer to VIEs. The Bank continues to service the securitized mortgages and may be exposed to the risks of the transferred loans through retained interests. There are no expected credit losses on the retained interests of the securitized residential mortgages as they are all government guaranteed. We retain interests in the excess spread on the sold MBS and continue to service the mortgages underlying these MBS for which we receive benefits, equivalent to market-based compensation.

Co-ownership Structures
The Bank securitizes real estate secured personal loans, credit card loans and commercial mortgages through a co-ownership structure. Through this structure, ownership interests in a homogenous pool are sold to SPEs. The ownership interest entitles the SPE to a portion of the loan collections used to pay its expenses and obligations to the holders of its asset-backed securities. Although the Bank’s interests in the receivables are no longer on our balance sheet, we maintain the client account and retain the relationship. The securitization of our real estate secured personal loans and credit card receivables is a sale from a legal perspective and qualifies for sale treatment from an accounting perspective. At the time of sale these receivables are removed from our balance sheet resulting in a gain or loss reported in non-interest income on the Consolidated Statement of Income.
For the securitization of real estate secured personal loans the Bank provides credit enhancement through its retained interest in the excess spread of the QSPE and in some cases by providing letters of credit. The Bank’s interest in the excess spread of the QSPEs and the letters of credit is subordinate to obligations of the holders of the asset-backed securities and absorbs losses with respect to the real estate personal loans before payments to noteholders are affected.
For credit card securitizations the Bank provides credit enhancement to the QSPE through its retained interests in the excess spread. The Bank’s interest in the excess spread of the QSPE is subordinate to the QSPE’s obligations to the holders of its asset-backed securities and absorbs losses with respect to the credit card loans before payments to the noteholders are affected. If the net cash flows are insufficient, the Bank’s loss is limited to an interest-only strip that arises from the calculation of the gain or loss at the time receivables are sold.
The Bank sells commercial mortgages in collateral pools, to an SPE. The SPE finances the purchase of these pools by way of issuing ownership certificates that carry varying degrees of subordination and which, when rated, range from AAA to B-, and unrated. The ownership certificates represent undivided interests in the collateral pool, and the SPE, having sold all undivided interests available in the pool, retains none of the risk of the collateral pools. The sale of our commercial mortgages to the SPE constitutes an accounting sale and since we neither control the SPE nor carry any residual risks/returns in the mortgages, we do not consolidate the SPE.
The Bank also securitizes commercial mortgages through sales to VIEs. As at October 31, 2007, $108 million of our originated commercial mortgages had been securitized through a VIE sponsored by us, while $54 million of commercial mortgages had been sold to a third-party sponsored VIE. The Bank’s interest in the excess spread, cash collateral account, and the commercial mortgages of the VIE sponsored by us is subordinate to the VIE’s obligations to the holders of its asset-backed securities. The Bank’s interest in the excess spread of the third-party sponsored VIE is subordinate to the VIE’s obligations to the holders of its asset-backed securities.
Total bank-originated securitized assets not included on the Consolidated Balance Sheet amounted to $30.3 billion, compared with $28.3 billion a year ago. Further details are provided in Note 4 to the Bank’s Consolidated Financial Statements. If these securitizations were to be terminated, the Bank would experience capital implications of maintaining the assets on the Consolidated Balance Sheet and be exposed to the assets’ full operational, financial and market risks.

T A B L E 3 4	TOTAL OUTSTANDING EXPOSURES SECURITIZED BY THE BANK AS AN ORIGINATOR
(millions of Canadian dollars)
October 31, 2007	Residential mortgage loans	Personal loans	Credit card loans	Commercial mortgage loans	Total
Securitized assets	$22,279	$9,000	$800	$162	$32,241
Retained interests	289	71	6	5	371
October 31, 2006
Securitized assets	$18,302	$8,000	$800	$220	$27,322
Retained interests	139	62	7	8	216

[1]
In all the securitization transactions that the Bank has undertaken for its own assets and for third party assets, it has acted as an originating bank and retained securitization exposure. The Bank does not have any synthetic securitization exposure.

CAPITAL TRUSTS

We sponsor SPEs to raise capital, including TD Capital Trust II Securities - Series 2012-1 (TD CaTS II) issued by TD Capital Trust II (Trust II), which is a VIE. As the Bank is not the primary beneficiary of Trust II, the Bank does not consolidate it for accounting purposes. For further details on this capital trust activity and the terms of TD CaTS II issued and outstanding, see Note 12 to the Consolidated Financial Statements.

SECURITIZATION OF THIRD PARTY-ORIGINATED ASSETS

The Bank assists its clients in securitizing their financial assets through SPEs administered by the Bank. The Bank may provide credit enhancements, swap facilities or liquidity facilities to the resulting SPEs as well as securities distribution services. During 2007, the Bank converted its liquidity facilities from general market disruption liquidity facilities to liquidity facilities which can be drawn by the conduits as long as at the time of the draw the conduit meets certain tests designed to ensure the Bank does not provide credit enhancement. From time

TD BANK FINANCIAL GROUP ANNUAL REPORT 2007 Management’s Discussion and Analysis	57

to time, the Bank, in its capacity of distribution agent may hold commercial paper issued by the conduits. The Bank earns fees and all fees earned in respect of these activities are on a market basis. If these securitizations were to be terminated, the Bank would experience a reduction in securitization income.
Our principal relationship with SPEs comes in the form of administering multi-seller asset-backed commercial paper conduit programs (multi-seller conduits) totaling $12.6 billion as at October 31, 2007, and $10.3 billion as at October 31, 2006. We currently administer four multi-seller conduits. We are involved in the multi-seller conduit markets because they generate a favourable risk-adjusted return for us. Our clients primarily utilize multi-seller conduits to diversify their financing sources and to reduce funding costs by leveraging the value of high-quality collateral.

CREATION OF OTHER INVESTMENT AND FINANCING PRODUCTS

The Bank enters into structured transactions with VIEs to assist corporate clients in accessing cost efficient financing.  Generally both the Bank and the client invest in such VIEs with the proceeds used to make loans to entities affiliated with the client. The Bank is not the primary beneficiary of these VIEs and as at October 31, 2007, the Bank provided approximately $3 billion (2006 - $2 billion) in financing to these VIEs. The Bank has received guarantees totaling approximately $3 billion from major financial institutions covering our investments in these VIEs. In addition, the Bank has received approximately $888 million of collateral and has purchased $605 million of credit default swaps to further mitigate any exposure to these VIEs. These VIEs held in excess of $12 billion in total assets as of October 31, 2007. The Bank’s maximum total exposure to loss before considering guarantees, collateral and credit default swaps is approximately $3 billion as at October 31, 2007.
   The Bank is also involved in Collateralized Debt Obligation vehicles (CDOs). In relation to these CDOs, the Bank may serve in the capacity of an underwriter, a third-party investor or a derivative counterparty. CDOs raise capital by issuing debt securities and use their capital to invest in portfolios of securities and derivatives. Any net income or loss is shared by the CDOs’ variable interest holders. The CDOs we manage may from time to time purchase collateral assets originated by us or third parties. We recognize fee income from collateral management services and, where indicated, trading income from investments in individual CDOs. The Bank’s exposure to CDOs is not significant.

GUARANTEES

In the normal course of business, we enter into various guarantee contracts to support our clients. Our significant types of guarantee products are financial and performance standby letters of credit, assets sold with recourse, credit enhancements and indemnification agreements. Effective November 1, 2006, the Bank adopted new accounting standards for financial instruments which include guarantees. Certain guarantees remain off-balance sheet. See Note 25 to the Consolidated Financial Statements for further information regarding the accounting for guarantees.

COMMITMENTS

The Bank enters into various commitments to meet the financing needs of the Bank’s clients and to earn fee income. Significant commitments of the Bank include financial and performance standby letters of credit, documentary and commercial letters of credit and commitments to extend credit. These products may expose the Bank to liquidity, credit and reputational risks. There are adequate risk management and control processes in place to mitigate these risks. Certain commitments still remain off-balance sheet. Note 25 to the Bank’s Consolidated Financial Statements provides detailed information about the maximum amount of additional credit the Bank could be obligated to commit.

CONTRACTUAL OBLIGATIONS

The Bank has contractual obligations to make future payments on operating and capital lease commitments and certain purchase obligations. These contractual obligations impact the Bank’s short-term and long-term liquidity and capital resource needs. All contracts, with the exception of operating lease commitments (those where we are committed to purchase determined volumes of goods and services), are reflected on the Bank’s Consolidated Balance Sheet. Table 35 below summarizes our contractual obligations.

T A B L E 3 5	CONTRACTUAL OBLIGATIONS BY REMAINING MATURITY
	2007					2006
	Within1	1 to 3	3 to 5	Over 5
(millions of Canadian dollars)	Year	years	years	years	Total	Total
Deposits[1]	$219,075	$40,903	$15,009	$1,406	$276,393	$260,907
Subordinated notes and debentures	1	4	422	9,022	9,449	6,900
Operating lease commitments	330	562	384	598	1,874	1,794
Capital lease commitments	18	29	27	2	76	N/A
Capital trust securities	-	899	-	-	899	900
Network service agreements	167	325	-	-	492	616
Automated banking machines	62	118	55	-	235	303
Contact centre technology	32	56	56	-	144	214
Software licensing and equipment maintenance	73	95	-	-	168	135
Total	$219,758	$42,991	$15,953	$11,028	$289,730	$271,769

[1]	As the timing of deposits payable on demand, and deposits payable after notice, is non-specific and callable by the depositor, obligations have been included as less than one year.

58	TD BANK FINANCIAL GROUP ANNUAL REPORT 2007 Management’s Discussion and Analysis

GROUP FINANCIAL CONDITION

Financial Instruments

As a financial institution, the Bank’s assets and liabilities are substantially composed of financial instruments. Financial assets of the Bank include, but are not limited to, cash resources, securities, loans and derivatives, while financial liabilities include deposits, obligations related to securities sold short, obligations related to securities sold under repurchase agreements, derivative instruments and subordinated debt.
The Bank uses financial instruments for both trading and non-trading activities. The Bank typically engages in trading activities by the purchase and sale of securities to provide liquidity and meet the needs of clients and, less frequently, by taking proprietary trading positions with the objective of earning a profit. Trading financial instruments include trading securities and trading derivatives. Non-trading financial instruments include the majority of the Bank’s lending portfolio, non-trading securities, hedging derivatives and financial liabilities. Effective November 1, 2006, the Bank adopted new accounting standards for financial instruments on a prospective basis. Under these new standards financial instruments classified as trading, those designated as trading under the fair value option, those classified as available for sale and all derivatives are measured at fair value in the Bank’s Consolidated Financial Statements. Financial instruments classified as held to maturity, loans and receivables and other liabilities are carried at amortized cost using the effective interest method. For details on how fair values of financial instruments are determined, refer to the Critical Accounting Estimates section on page 70. The use of financial instruments allows the Bank to earn profits in interest and fee income. Financial instruments also create a variety of risks which the Bank manages with its extensive risk management policies and procedures. The key risks include interest rate, credit, liquidity, equities and foreign exchange risks. For a more detailed description on how the Bank manages its risk, refer to the Managing Risk section on pages 60 to 70.

RISK FACTORS AND MANAGEMENT

Risk Factors That May Affect Future Results

In addition to the risks described in the Managing Risk section, there are numerous other risk factors, many beyond our control, that could cause our results to differ significantly from our plans, objectives and estimates. Some of these factors are described below. All forward-looking statements, by their very nature, including those in this MD&A, are subject to inherent risks and uncertainties, general and specific, which may cause the Bank’s actual results to differ materially from the expectations expressed in the forward-looking statements. Some of these factors are discussed below and others are noted on the Caution Regarding Forward-Looking Statements on page 13 of this MD&A.

INDUSTRY FACTORS

General Business and Economic Conditions in the Regions in Which We Conduct Business
The Bank operates in Canada, the U.S. and other countries. As a result, the Bank’s earnings are significantly affected by the general business and economic conditions in the geographic regions in which it operates. These conditions include short-term and long-term interest rates, inflation, fluctuations in the debt and capital markets, exchange rates, the strength of the economy, threats of terrorism and the level of business conducted in a specific region. For example, in an economic downturn characterized by higher unemployment and lower family income, corporate earnings, business investment and consumer spending, the demand for our loan and other products would be adversely affected and the provision for credit losses would likely increase, resulting in lower earnings. Similarly, a natural disaster could result in a potential increase in claims which could adversely affect our results.

Currency Rates
Currency rate movements in Canada, the U.S. and other jurisdictions in which the Bank does business may have an adverse impact on the Bank’s financial position as a result of foreign currency translation adjustments and on the Bank’s future earnings. For example, the rising value of the Canadian dollar may negatively affect our investments and earnings in the U.S., including the Bank’s investment in TD Ameritrade Holding Corporation. The rising Canadian dollar may also adversely affect the earnings of the Bank’s small business, commercial and corporate clients in Canada.

Monetary Policy
The Bank’s earnings are affected by the monetary policies of the Bank of Canada and the Federal Reserve System in the U.S. and other financial market developments. Changes in the supply of money and the general level of interest rates can impact the Bank’s profitability. A change in the level of interest rates affects the interest spread between the Bank’s deposits and loans and as a result impacts the Bank’s net interest income. Changes in monetary policy and in the financial markets are beyond the Bank’s control and difficult to predict or anticipate.

Level of Competition
The Bank’s performance is impacted by the level of competition in the markets in which it operates. The Bank currently operates in a highly competitive industry. Customer retention can be influenced by many factors, such as the pricing of products or services, changes in customer service levels and changes in products or services offered.

Changes in Laws and Regulations, and Legal Proceedings
Changes to laws and regulations, including changes in their interpretation or implementation, could affect the Bank by limiting the products or services it can provide and increasing the ability of competitors to compete with its products and services. Also, the Bank’s failure to comply with applicable laws and regulations could result in sanctions and financial penalties that could adversely impact its earnings and damage the Bank’s reputation. Judicial or regulatory judgments and legal proceedings against the Bank may also adversely affect its results.

Accuracy and Completeness of Information on Customers and Counterparties
In deciding whether to extend credit or enter into other transactions with customers and counterparties, the Bank may rely on information furnished by them, including financial statements and other financial information. The Bank may also rely on the representations of customers and counterparties as to the accuracy and completeness of that information. The Bank’s financial condition and earnings could be negatively impacted to the extent it relies on financial statements that do not comply with GAAP, that are materially misleading, or that do not fairly present, in all material respects, the financial condition and results of operations of the customers and counterparties.

TD BANK FINANCIAL GROUP ANNUAL REPORT 2007 Management’s Discussion and Analysis	59

Accounting Policies and Methods Used by the Bank
The accounting policies and methods the Bank utilizes determine how the Bank reports its financial condition and results of operations, and they may require management to make estimates or rely on assumptions about matters that are inherently uncertain. Such estimates and assumptions may require revisions, and changes to them may materially adversely affect the Bank’s results of operations and financial condition.

BANK SPECIFIC FACTORS

New Products and Services to Maintain or Increase Market Share
The Bank’s ability to maintain or increase its market share depends, in part, on its ability to adapt products and services to evolving industry standards. There is increasing pressure on financial services companies to provide products and services at lower prices. This can reduce the Bank’s net interest income and revenues from fee-based products and services. In addition, the widespread adoption of new technologies could require the Bank to make substantial expenditures to modify or adapt existing products and services. The Bank might not be successful in introducing new products and services, achieving market acceptance of its products and services, and/or developing and maintaining loyal customers.

Acquisitions and Strategic Plans
The Bank regularly explores opportunities to acquire other financial services companies or parts of their businesses directly or indirectly through the acquisition strategies of its subsidiaries. The Bank’s or a subsidiary’s ability to successfully complete an acquisition is often subject to regulatory and shareholder approvals, as is the case in the pending Commerce acquisition, and the Bank cannot be certain when or if, or on what terms and conditions, any required approvals will be granted. Acquisitions can affect future results depending on management’s success in integrating the acquired business. If the Bank or its subsidiary encounters difficulty in integrating the acquired business, maintaining the appropriate level of governance over the acquired business or finding appropriate leadership within the acquired entity, this can prevent the Bank from realizing expected revenue increases, cost savings, increases in market share and other projected benefits from the acquisition. The Bank’s financial performance is also influenced by its ability to execute strategic plans developed by management. If these strategic plans do not meet with success or there is a change in strategic plans, the Bank’s earnings could grow more slowly or decline.

Ability to Attract and Retain Key Executives
The Bank’s future performance depends to a large extent on its ability to attract and retain key executives. There is intense competition for the best people in the financial services sector. There is no assurance that the Bank will be able to continue to attract and retain key executives, employed by the Bank or an entity acquired by the Bank, although this is the goal of the Bank’s management resources policies and practices.

Business Infrastructure
Third parties provide key components of the Bank’s business infrastructure such as Internet connections and network access. Given the high volume of transactions we process on a daily basis, certain errors may be repeated or compounded before they are discovered and successfully rectified. Despite the contingency plans we have in place, disruptions in Internet, network access or other voice or data communication services provided by these third parties could adversely affect the Bank’s ability to deliver products and services to customers and otherwise conduct business.

Adequacy of the Bank’s Risk Management Framework
The Bank’s risk management framework is made up of various processes and strategies to manage its risk exposure. Types of risk to which the Bank is subject include credit, market (including equity and commodity), liquidity, interest rate, operational, reputational, insurance, strategic, foreign exchange, regulatory, legal and other risks. There can be no assurance that the Bank’s framework to manage risk, including such framework’s underlying assumptions and models, will be effective under all conditions and circumstances. If the Bank’s risk management framework proves ineffective, whether because it does not keep pace with changing Bank or market circumstances or otherwise, the Bank could suffer unexpected losses and could be materially adversely affected.

RISK FACTORS AND MANAGEMENT

Managing Risk

EXECUTIVE SUMMARY

Financial services involves prudently taking risks in order to generate profitable growth. At the Bank, our goal is to earn a stable and sustainable rate of return for every dollar of risk we take, while putting significant emphasis on investing in our businesses to ensure we can meet our future growth objectives. Our businesses thoroughly examine the various risks to which they are exposed and assess the impact and likelihood of those risks. We respond by developing business and risk management strategies for our various business units taking into consideration the risks and business environment in which we operate.

RISKS INVOLVED IN OUR BUSINESSES

Through our businesses and operations, we are exposed to a broad number of risks that have been identified and defined in our Enterprise Risk Framework. This framework outlines appropriate risk oversight processes and the consistent communication and reporting of key risks that could hinder the achievement of our business objectives and strategies.

60	TD BANK FINANCIAL GROUP ANNUAL REPORT 2007 Management’s Discussion and Analysis

THE ENTERPRISE RISK FRAMEWORK

As illustrated, the Enterprise Risk Framework sets out the major categories of risk to which we are exposed, and how they are interrelated.

WHO MANAGES RISK

We have a risk governance structure in place that emphasizes and balances strong central oversight and control of risk with clear accountability for, and ownership of, risk within each business unit. Our structure ensures that important information about risks flows up from the business units and oversight functions to the Senior Executive Team and the Board of Directors.

Executive Committees

Business Performance Review Committee • Chaired by the President and Chief Executive Officer. • Reviews overall strategies and operating performance.	Operational Risk Oversight Committee • Chaired by the Chief Risk Officer. • Responsible for the oversight of all operational risk management and legislative compliance activities of the Bank.
TDBFG Investment Committee
•    Chaired by the Chief Risk Officer.
•    Reviews the performance of all significant investments, including our own portfolio and client mandates, managed by internal and external portfolio managers.

Asset/Liability Committee
•    Chaired by the Chief Financial Officer.
•    Responsible for the oversight of the Bank’s non-trading market risk, consolidated liquidity and funding position and consolidated capital position including foreign exchange capital hedging.

Reputational Risk Committee
•    Chaired by the General Counsel.
•    Reviews and approves reputational risk issues, as well as complex structured product transactions, and establishes and monitors policy involving reputational risk.

Disclosure Committee
•    Chaired by the Chief Financial Officer.
•    Responsible for ensuring appropriate controls and procedures are in place to permit timely, reliable and compliant disclosure to regulators, shareholders and the market.
		Enterprise Committee • Chaired by the President and Chief Executive Officer. • Responsible for coordinating enterprise-wide corporate functions and execution of merger and acquisition transactions.	Domestic Shared Services Committee • Chaired by the Group Head Corporate Operations. • Responsible for effectively leveraging services shared by the Canadian-based businesses.

OUR RISK GOVERNANCE STRUCTURE ESTABLISHES THAT:

•
The Board of Directors and its Risk Committee are responsible for overseeing the formation and nurturing by management of an effective risk management culture throughout our organization. Together, they set our tolerance for risk through the regular review and approval of appropriate enterprise-level risk management policies.

•	The Senior Executive Team of the Bank, chaired by the President and Chief Executive Officer, is responsible for monitoring, evaluating and managing risk across the Bank.
•
The President and Chief Executive Officer and the Chief Risk Officer, with the support of other members of the Senior Executive Team, are accountable for identifying significant risks and communicating them to the Board of Directors.

•
Executive Committees provide enterprise-level oversight for key risks and exposures through the review and endorsement of risk management policies, strategies and control activities. The Executive Committees ensure there are sufficient and qualified risk management resources across the Bank to meet our risk management objectives. These committees meet regularly and hold special meetings where warranted.

•
The corporate Risk Management function, headed by the Chief Risk Officer, is responsible for setting enterprise-level policies and practices that reflect the risk tolerance of the Bank, including clear protocols for the escalation of risk events and issues. The Risk Management Department monitors and reports on discrete business and enterprise-level risks that could have a significant impact.

TD BANK FINANCIAL GROUP ANNUAL REPORT 2007 Management’s Discussion and Analysis	61

•	The Audit and Compliance functions independently monitor and report to management and the Board of Directors on the effectiveness of risk management policies, procedures and internal controls.
•
Each business unit owns and is accountable for managing risk, operating within the limits of the Bank’s risk management policies, and is responsible for escalating significant risk issues as appropriate. Each business segment has established a risk governance structure that includes appropriate executive level risk oversight. In the case of TD Banknorth, a Board of Directors and independent Board Risk and Audit Committees are in place to provide this oversight. As a U.S. Financial Institution, TD Banknorth is regulated by the Office of the Controller of the Currency (OCC) and the Federal Reserve Bank of Boston (FRB). The TD Banknorth Board and its committees receive reports from these regulators in the normal course of their examinations.

•
Business management and risk management professionals in each business unit ensure that policies, processes and internal controls are in place to manage not only the business but also the risks inherent in that business.

HOW WE MANAGE RISK

We have a comprehensive and proactive risk management approach that combines the experience and specialized knowledge of individual business units, risk professionals and the corporate oversight functions. Our approach is designed to promote a strong risk management culture and ensure alignment to our strategic objectives. It includes:
•	Maintaining appropriate enterprise-wide risk management policies and practices including guidelines, requirements and limits to ensure risks are managed to acceptable levels;
•	Subjecting risk management policies to regular review and evaluation by the Executive Committees and review and approval by the Risk Committee of the Board;
•
An integrated enterprise-wide risk monitoring and reporting process that communicates key elements of our risk profile, both quantitatively and qualitatively, to senior management and the Board of Directors;

•	Maintaining risk measurement methodologies that support risk quantification, including Value-at-Risk (VaR) analysis, scenario analysis and stress-testing;
•
Annual self-assessments by significant business units and corporate oversight functions of their key risks and internal controls. Overall significant risk issues are identified, escalated and monitored as needed;

•	Supporting appropriate performance measurement that allocates risk-based economic capital to businesses and charges a cost against that capital;
•	Actively monitoring internal and external risk events to assess whether our internal controls are effective;
•	Independent and comprehensive reviews conducted by the Audit Department of the quality of the internal control environment and compliance with established risk management policies and procedures.

HOW RISK IS MANAGED AT TD AMERITRADE

Although the Bank does not have a controlling interest in TD Ameritrade, it does have oversight of the risk function through appropriate board and management governance and protocols.
The Bank appoints five of the twelve TD Ameritrade directors, and this number currently includes our Chief Executive Officer, our Group Head Wealth Management and an independent Bank director. TD Ameritrade bylaws, which state that future Chief Executive Officer appointments require approval of two-thirds of the Board, ensure the selection of TD Ameritrade’s Chief Executive Officer will require the support of the Bank. The directors we appoint participate in a number of TD Ameritrade Board committees, including chairing the Audit and the Compensation Committees.
Management’s oversight processes and protocols are aligned to coordinate necessary inter-company information flow. In addition to regular communication at the Chief Executive Officer level, monthly operating reviews of TD Ameritrade permit the Bank to examine and discuss their operating results and key risks. As well, certain functions, such as Internal Audit, Finance and Compliance, have relationship protocols that allow for the sharing of information on risk and control issues. Quarterly reports to our Audit Committee and Risk Committee include comments on any significant internal audit issue at TD Ameritrade; risk issues are reported up to the Risk Committee as required, and at least annually.

Basel II
Basel II is a framework developed by the Basel Committee on Banking Supervision, with the objectives of improving the consistency of capital requirements internationally and making required regulatory capital more risk sensitive. Basel II sets out several options which represent increasingly more risk-sensitive approaches to calculating credit-, market- and operational-risk-based regulatory capital. Under the more sophisticated approaches, banks develop their own internal estimates of risk parameters, which are used in the determination of risk-weighted assets and calculation of regulatory capital.
We have adopted the most sophisticated Advanced Internal Ratings Based (AIRB) approach for credit risk for all material portfolios. Under this approach, we have developed internal risk rating systems based on key risk estimates; first, probability of default (PD) - the degree of likelihood that the borrower will not be able to meet scheduled repayments; second, loss given default (LGD) - the amount of the loss when a borrower defaults on a loan; and third, exposure at default (EAD) - the total amount to which we may be exposed at the time of default. These estimates are derived from our historical loss experience and updated regularly. Our formal application for approval to adopt the AIRB approach was submitted to the Office of the Superintendent of Financial Institutions (OSFI) on October 31, 2007, and we continue to have qualified resources dedicated to implementing Basel II in 2008 and thereafter. OSFI approval to implement the AIRB approach involves a rigorous supervisory review process to confirm that we comply with Basel II’s comprehensive standards. When approved, we will be permitted to assess credit risk using our own internal risk rating systems for the purposes of calculating regulatory capital. TD Banknorth, while a material subsidiary, will initially adopt Basel II’s “Standardized Approach” to credit risk, with its material portfolios moving to the AIRB approach over time.
We are working towards the implementation of market risk requirements within the OSFI-established timelines. In addition, we are initially adopting the Standardized Approach (TSA) for operational risk in Canada, with TD Banknorth implementing the Basic Indicator Approach (BIA). Dedicated qualified resources and detailed plans are in place to implement the Advanced Measurement Approach (AMA) for operational risk over time.
Basel II will result in increased disclosures of risk management information and the impact on capital beginning in fiscal 2008.

The following pages describe the key risks we face and how they are managed.

62	TD BANK FINANCIAL GROUP ANNUAL REPORT 2007 Management’s Discussion and Analysis

Strategic Risk
Strategic risk is the potential for loss arising from ineffective business strategies, the absence of integrated business strategies, the inability to implement those strategies, and the inability to adapt the strategies to changes in the business environment.
Our most significant strategic risks are monitored, assessed, managed and mitigated by senior management, with oversight by the Board.

WHO MANAGES STRATEGIC RISK

The Senior Executive Team manages strategic risk. The Senior Executive Team is composed of the most senior executives of the Bank, representing every significant business and corporate oversight function.
Our overall strategy is established by the President and Chief Executive Officer and the Senior Executive Team, in consultation with and subject to approval by the Board of Directors. In addition, the Enterprise Committee is responsible for the execution of merger and acquisition transactions. Each executive who manages a significant business or function is responsible for managing strategies within that area, and for ensuring that they are aligned with the overall strategy. They are also accountable to the President and Chief Executive Officer and the Senior Executive Team for monitoring, managing and reporting on business risks inherent in their respective strategies.
The President and Chief Executive Officer reports to the Board on the implementation of Bank strategies, identifying business risks within those strategies and how they are managed.

HOW WE MANAGE STRATEGIC RISK

The strategies and operating performance of our significant business units and corporate oversight functions are reviewed by the Senior Executive Team in business performance review sessions. The frequency with which strategies are reviewed in these sessions depends on the risk profile and the magnitude of the business or function concerned.

Credit Risk
Credit risk is the potential for financial loss if a borrower or counterparty in a transaction fails to meet its obligations in accordance with agreed terms.
Credit risk is one of the most significant and pervasive risks in banking. Every loan, extension of credit or transaction that involves settlements between the Bank and other parties or financial institutions - such as derivative transactions and securities inventories - exposes the Bank to some degree of credit risk. For this reason, we lend on a relationship basis, and we manage all of our businesses in a disciplined and conservative manner, with a strict focus on economic returns from client relationships.
Our primary objective is to create a thorough, transparent and methodological approach to our credit risk assessment in order to better understand, select and dynamically manage our exposures to deliver reduced earnings volatility.
Our strategy is to ensure strong central oversight of credit risk in each business, reinforcing a culture of accountability, independence and balance.

WHO MANAGES CREDIT RISK

The responsibility for credit risk management is enterprise-wide in scope. A strong risk management culture has been integrated into daily processes, decision making and strategy setting, thereby making the understanding of credit risk the responsibility of each and every business.
Credit risk control functions are integrated into each business to reinforce ownership of credit risk, reporting to the Risk Management Department to ensure objectivity and accountability. The business unit credit risk control unit is primarily responsible for adjudication, and is subject to compliance with established policies, exposure guidelines and discretionary limits, as well as adherence to established standards of credit assessment, with escalation to the Risk Management Department for material credit decisions.
Independent oversight of credit risk is provided by the Risk Management Department, through the development of centralized policies to govern and control portfolio risks and product specific policies as required.
The Risk Committee of the Board ultimately oversees the management of credit risk and annually approves all major credit risk policies.

HOW WE MANAGE CREDIT RISK

Credit Risk is managed through a centralized infrastructure based on:
•	Centralized approval by the Risk Management Department of all credit risk policies and the discretionary limits of officers throughout the Bank for extending lines of credit;
•
The establishment of guidelines to monitor and limit concentrations in the portfolios in accordance with the Board-approved, enterprise-wide policies governing country risk, industry risk and group exposures;

•
The development and implementation of credit risk models and policies for establishing borrower and facility risk ratings to quantify and monitor the level of risk and facilitate its management in our Commercial Banking and Wholesale Banking businesses. These models are reviewed on a regular basis to ensure ongoing appropriateness, accuracy and validity;

•	Approval of the scoring techniques and standards used in extending, monitoring and reporting of personal credit;
•	Implementation of dynamic management processes to monitor country, industry and counterparty risk ratings which include daily, monthly and quarterly review requirements for credit exposures;
•	We have implemented an ongoing monitoring process for the key risk parameters that are used in our credit risk models.
Unanticipated economic or political changes in a foreign country could affect cross-border payments for goods and services, loans, dividends, trade-related finance, as well as repatriation of the Bank’s capital in that country. The Bank currently has counterparty exposure in a number of countries, with the majority of the exposure in North America. Country risk ratings are based on approved risk rating models and expert judgment, and are used to establish country exposure guidelines covering all aspects of credit exposure, across all businesses. Country risk ratings are dynamically managed and subject to a detailed review on at least an annual basis.

TD BANK FINANCIAL GROUP ANNUAL REPORT 2007 Management’s Discussion and Analysis	63

As part of our credit risk strategy, we establish credit exposure limits for specific industry sectors. A systematic approach is used to monitor industry concentration limits and ensure diversification of our loan portfolio. Industry exposure guidelines are a key element of this process as they limit exposure based on an internal risk rating score determined through the use of our industry risk rating model and detailed industry analysis.
If several industry segments are affected by common risk factors, we assign a single exposure guideline to those segments. In addition, for each material industry, the Risk Management Department assigns a concentration limit, which is a percentage of our total wholesale and commercial exposure. We regularly review industry risk ratings to ensure that they properly reflect the risk of the industry.
Through the use of segment-specific models and expert judgment, we assign each borrower a borrower risk rating that reflects the probability of default of the borrower. The borrower risk rating determines the amount of credit exposure we are willing to extend to that borrower. In addition, using a model-based approach, each credit facility extended to a borrower is assigned a facility risk rating to reflect the expected loan recovery rates, in the event a default occurs, based on our assessment of the collateral and/or asset values supporting the facility.
Credit derivatives may be used from time to time to mitigate industry concentration and borrower specific exposure as part of our portfolio diversification techniques.
We use a risk-adjusted return on capital model to assess the return on credit relationships according to the structure and maturity of the loans and the internal risk ratings of the borrowers involved. We review the established risk ratings and return on capital for each borrower at least once every year.

Personal and Small Business Credit
Our personal credit segment is composed of a large number of customers, and includes residential mortgages, unsecured loans, credit card receivables and small business credits. Credit risk is evaluated through statistically derived analytical models and decision strategies. Requests for personal credit are processed using automated credit and behavioural scoring systems or, for larger and more complex transactions, directed to underwriters in regional credit centres who operate within clear limits. Once retail credits are funded they are continually monitored with quantitative customer management programs utilizing current internal and external risk indicators to identify changes in risk. The centralized quantitative review of personal credit has resulted in well-balanced portfolios with predictable risk performance.

Stress Testing
Sensitivity and stress tests are used to ascertain the size of probable losses under a range of scenarios for our credit portfolios. Sensitivity tests are performed using different market/economic assumptions to examine the impact on portfolio metrics. Stress tests are also employed to assess client-specific and portfolio vulnerability to the effects of severe but plausible conditions, such as material market or industry disruption or economic downturn.

Market Risk
Market risk is the potential for loss from changes in the value of financial instruments. The value of a financial instrument can be affected by changes in interest rates, foreign exchange rates, equity and commodity prices and credit spreads.
We are exposed to market risk in our trading and investment portfolios, as well as through our non-trading activities. In our trading and investment portfolios, we are active participants in the market, seeking to realize returns for the Bank through careful management of our positions and inventories. In our non-trading activities, we are exposed to market risk through the transactions that our customers execute with us.

MARKET RISK IN TRADING ACTIVITIES

The four main trading activities that expose us to market risk are:
•
Market making: We provide markets for a large number of securities and other traded products. We keep an inventory of these securities to buy from and sell to investors, profiting from the spread between bid and ask prices;

•	Sales: We provide a wide variety of financial products to meet the needs of our clients, earning money on these products from mark-ups and commissions;
•
Arbitrage: We take positions in certain markets or products and offset the risk in other markets or products. Our knowledge of various markets and products and how they relate to one another allows us to identify and benefit from pricing anomalies;

•	Positioning: We aim to make profits by taking positions in certain financial markets in anticipation of changes in those markets.

WHO MANAGES MARKET RISK IN TRADING ACTIVITIES

Primary responsibility for managing market risk in trading activities lies with Wholesale Banking with oversight from Trading Risk Management within the Risk Management Department.
The Market Risk and Capital Committee is chaired by the Senior Vice President, Trading Risk Management and includes members of senior management from Wholesale Banking. They meet regularly to conduct a review of the market risk profile of our trading businesses, recommend changes to risk policies, review underwriting inventories, and review the usage of capital and assets in Wholesale Banking.

HOW WE MANAGE MARKET RISK IN TRADING ACTIVITIES

Managing market risk plays a key part in the assessment of any business strategy. We begin new trading operations or expand existing ones only if the risk has been thoroughly assessed and is judged to be within our risk tolerance and business expertise, and if the appropriate infrastructure is in place to monitor, control and manage the risk.

Trading Limits
We set trading limits that are consistent with the approved business plan for each business and our tolerance for the market risk of that business. In setting limits we take into account market volatility, market liquidity, organizational experience and business strategy. Limits are prescribed at the desk level, portfolio level, and business line level, and in Wholesale Banking in aggregate.
Market risk limits are based on the key risk drivers in the business and can include notional limits, credit spread limits, yield curve shift limits, price and volatility shift limits. A variety of other limits are also reviewed.
Another primary measure of trading limits is VaR, which measures the adverse impact that potential changes in market rates and prices could have on the value of a portfolio over a specified period of time. We use VaR to monitor and control overall risk levels and to calculate the regulatory capital required for market risk in trading activities.
At the end of each day, risk positions are compared with risk limits, with excesses reported in accordance with established market risk policies and procedures. For selected high-impact excesses, there is an immediate escalation process to the Chief Risk Officer.

64	TD BANK FINANCIAL GROUP ANNUAL REPORT 2007 Management’s Discussion and Analysis

Calculating VaR
We estimate VaR by creating a distribution of potential changes in the market value of the current portfolio. We value the current portfolio using the market price and rate changes of the most recent 259 trading days. VaR is then computed as the threshold level that portfolio losses are not expected to exceed more than one out of every 100 trading days.
The accompanying graph discloses daily VaR.

[1]	VaR data excludes the Bank’s position in TD Ameritrade.

T A B L E 3 6	VALUE-AT-RISK
For the years ended October 31	2007				2006
(millions of Canadian dollars)	Year-end	Average	High	Low	Year-end	Average	High	Low
Interest rate risk	$(14.1)	$(8.1)	$(14.2)	$(3.9)	$(4.0)	$(8.2)	$(14.0)	$(3.5)
Equity risk	(4.8)	(6.9)	(13.8)	(2.8)	(6.0)	(5.6)	(10.8)	(3.3)
Foreign exchange risk	(1.8)	(2.0)	(3.9)	(0.8)	(1.2)	(2.1)	(4.4)	(0.5)
Commodity risk	(2.1)	(1.4)	(4.5)	(0.4)	(1.0)	(1.3)	(4.2)	(0.4)
Diversification effect[1]	12.7	8.5	n/m2	n/m2	5.0	7.3	n/m2	n/m2
General Market Value-at-Risk	$(10.1)	$(9.9)	$(15.2)	$(4.7)	$(7.2)	$(9.9)	$(14.8)	$(6.2)

[1]	The aggregate VaR is less than the sum of the VaR of the different risk types due to risk offsets resulting from portfolio diversification effect.
[2]	Not meaningful. It is not meaningful to compute a diversification effect because the high and low may occur on different days for different risk types.

Stress Testing
Our trading business is subject to an overall global stress test limit. As well, each global business has a stress test limit, and each broad risk class has an overall stress test limit. Stress scenarios are designed to model extreme economic events, replicate worst-case historical experiences, or introduce severe but plausible moves in key market risk factors.
Stress tests are produced and reviewed regularly with the Chief Risk Officer, and with the Market Risk and Capital Committee.

MARKET RISK IN INVESTMENT ACTIVITIES

We are also exposed to market risk in the Bank’s own investment portfolio and in the merchant banking business. Risks are managed through a variety of processes, including identification of our specific risks and determining their potential impact. Policies and procedures are established to monitor, measure and mitigate those risks.

WHO MANAGES RISK IN INVESTMENT ACTIVITIES

The TDBFG Investment Committee regularly reviews the performance of the Bank’s own investments and assesses the success of the portfolio managers. Similarly, the Merchant Banking Investment Committee reviews and approves merchant banking investments. The Risk Committee of the Board reviews and approves the investment policies and limits for the Bank’s own portfolio and for the merchant banking business.

HOW WE MANAGE RISK IN INVESTMENT ACTIVITIES

We use advanced systems and measurement tools to manage portfolio risk. Risk intelligence is embedded in the investment decision-making process by integrating performance targets, risk/return tradeoffs and quantified risk tolerances. Analysis of returns identifies performance drivers, such as sector and security exposures, as well as the influence of market factors.

MARKET RISK IN NON-TRADING BANKING TRANSACTIONS

We are exposed to market risk when we enter into non-trading banking transactions with our customers. These transactions primarily include deposit taking and lending, which are also referred to as “asset and liability” positions.

Asset/Liability Management
Asset/liability management deals with managing the market risks of our traditional banking activities. Market risks primarily include interest rate risk and foreign exchange risk.

WHO IS RESPONSIBLE FOR ASSET/LIABILITY MANAGEMENT

The Treasury and Balance Sheet Management Department measures and manages the market risks of our non-trading banking activities, with oversight from the Asset/Liability Committee, which is chaired by the Chief Financial Officer, and includes other senior executives. The Risk Committee of the Board periodically reviews and approves all asset/liability management market risk policies and receives reports on compliance with approved risk limits.

HOW WE MANAGE OUR ASSET AND LIABILITY POSITIONS

When Bank products are issued, risks are measured using a fully hedged option-adjusted transfer-pricing framework that allows us to measure and manage product risk within a target risk profile. The framework also ensures that business units engage in risk-taking activities only if they are productive.

TD BANK FINANCIAL GROUP ANNUAL REPORT 2007 Management’s Discussion and Analysis	65

Managing Interest Rate Risk
Interest rate risk is the impact that changes in interest rates could have on our margins, earnings and economic value. The objective of interest rate risk management is to ensure that earnings are stable and predictable over time. To this end, we have adopted a disciplined hedging approach to managing the net income contribution from our asset and liability positions including a modeled maturity profile for non-rate sensitive assets, liabilities and equity. Key aspects of this approach are:
•	Evaluating and managing the impact of rising or falling interest rates on net interest income and economic value;
•	Measuring the contribution of each Bank product on a risk-adjusted, fully-hedged basis, including the impact of financial options, such as mortgage commitments, that are granted to customers;
•	Developing and implementing strategies to stabilize net income from all personal and commercial banking products.
We are exposed to interest rate risk when asset and liability principal and interest cash flows have different payment or maturity dates. These are called “mismatched positions.” An interest-sensitive asset or liability is repriced when interest rates change, when there is cash flow from final maturity, normal amortization, or when customers exercise prepayment, conversion or redemption options offered for the specific product.
Our exposure to interest rate risk depends on the size and direction of interest rate changes, and on the size and maturity of the mismatched positions. It is also affected by new business volumes, renewals of loans or deposits, and how actively customers exercise options, such as prepaying a loan before its maturity date.
Interest rate risk is measured using various interest rate “shock” scenarios to estimate the impact of changes in interest rates on both the Bank’s annual Earnings at Risk (EaR) and Economic Value at Risk (EVaR). EaR is defined as the change in our annual net interest income from a 100-basis-point unfavourable interest-rate shock due to mismatched cash flows. EVaR is defined as the difference in the change in the present value of our asset portfolio and the change in the present value of our liability portfolio, including off-balance-sheet instruments, resulting from a 100-basis-point unfavourable interest-rate shock.
Valuations of all asset and liability positions, as well as off-balance-sheet exposures, are performed regularly. Our objectives are to protect the present value of the margin booked at the time of inception for fixed-rate assets and liabilities, and to reduce the volatility of net interest income over time.
The interest rate risk exposures from instruments with closed (non-optioned) fixed-rate cash flows are measured and managed separately from embedded product options. Projected future cash flows include the impact of modeled exposures for:
•	An assumed maturity profile for our core deposit portfolio;
•	Our targeted investment profile on our net equity position;
•	Liquidation assumptions on mortgages other than from embedded pre-payment options.
The objective of portfolio management within the closed book is to eliminate cash flow mismatches, thereby reducing the volatility of net interest income.
Product options, whether they are freestanding options such as mortgage rate commitments or embedded in loans and deposits, expose us to a significant financial risk.
Our exposure from freestanding mortgage rate commitment options is modeled based on an expected funding ratio derived from historical experience. We model our exposure to written options embedded in other products, such as the rights to prepay or redeem, based on analysis of rational customer behaviour. We also model an exposure to declining interest rates resulting in margin compression on certain demand deposit accounts that are interest rate sensitive. Product option exposures are managed by purchasing options or through a dynamic hedging process designed to replicate the payoff on a purchased option.
The following graph shows our interest rate risk exposure (EVaR) on all instruments within the financial position, that is, the closed (non-optioned) instruments plus product options. In 2007, the portfolio was more sensitive to an immediate and sustained 100-basis-point decrease in rates than an increase in rates. Had such a decrease occurred, the economic value of shareholders’ equity would have decreased by $62.4 million after tax. Similarly, the portfolio in 2006 also was more sensitive to a 100-basis-point decrease in rates, which would have caused an after-tax decrease of $67.7 million. During the year ending October 31, 2007, the EVaR for the total portfolio ranged from $24 to $77 million. The current exposure is well within the Board-approved limits, and represents a closely hedged portfolio based on product assumptions.

For the Earnings at Risk measure, a 100-basis point increase in rates on October 31, 2007 would have reduced pre-tax net income by $5.5 million in the next 12 months, compared to $4.3 million on October 31, 2006.

Managing Non-trading Foreign Exchange Risk
Foreign exchange risk refers to losses that could result from changes in foreign-currency exchange rates. Assets and liabilities that are denominated in foreign currencies have foreign exchange risk.
We are exposed to non-trading foreign exchange risk from our investments in foreign operations, and when our foreign currency assets are greater or less than our liabilities in that currency, they create a foreign currency open position. An adverse change in foreign exchange rates can impact our reported net income and equity, and also our capital ratios. Our objective is to minimize these impacts.
Minimizing the impact of an adverse foreign exchange rate change on reported equity will cause some variability in capital ratios, due to the amount of risk-weighted assets (RWA) that are denominated in a foreign currency. If the Canadian dollar weakens, the Canadian-dollar equivalent of our RWA in a foreign currency increases, thereby increasing our capital requirement. For this reason, the foreign exchange risk arising from the Bank’s net investments in foreign operations is hedged to the point where capital ratios change by no more than a tolerable amount for a given change in foreign exchange rates. The tolerable amount increases as our capital ratio increases.

66	TD BANK FINANCIAL GROUP ANNUAL REPORT 2007 Management’s Discussion and Analysis

WHY PRODUCT MARGINS FLUCTUATE OVER TIME

As explained above, our approach to asset/liability management locks in margins on fixed-rate loans and deposits as they are booked. It also mitigates the impact of an instantaneous interest-rate shock on the level of net interest income to be earned over time as a result of cash flow mismatches and the exercise of embedded options. Despite this approach, however, the margin on average earning assets can change over time for the following reasons:
•	Margins earned on new and renewing fixed-rate products relative to the margin previously earned on matured products will affect the existing portfolio margin.
•	The weighted-average margin on average earning assets will shift due to changes in the mix of business.
•	Changes in the prime-Bankers’ Acceptances (BA) basis and the lag in changing product prices in response to changes in wholesale rates may have an impact on margins earned.
•
The general level of interest rates will impact the return we generate on our modeled maturity profile for core deposits and the investment profile for our net equity position as it evolves over time. The general level of interest rates is also a key driver of some modeled option exposures, and will affect the cost of hedging such exposures.

Our approach tends to moderate the impact of these factors over time, resulting in a more stable and predictable earnings stream.
Simulation modeling of net interest income is employed to assess the level and changes in net interest income to be earned over time under various interest rate scenarios. It also includes the impact of projected product volume growth, new margin and product mix assumptions.

Liquidity Risk
Liquidity risk is the risk that we cannot meet a demand for cash or fund our obligations as they come due. Demand for cash can arise from withdrawals of deposits, debt maturities and commitments to provide credit. Liquidity risk also includes the risk of not being able to liquidate assets in a timely manner at a reasonable price.
As a financial organization, we must always ensure that we have access to enough readily-available funds to cover our financial obligations as they come due and to sustain and grow our assets and operations both under normal and stress conditions. In the unlikely event of a funding disruption, we need to be able to continue to function without being forced to sell too many of our assets. The process that ensures adequate access to funds is known as the management of liquidity risk.

WHO MANAGES LIQUIDITY RISK

The Asset/Liability Committee oversees our liquidity risk management program. It ensures that an effective management structure is in place to properly measure and manage liquidity risk. In addition, a Global Liquidity Forum, comprising senior management from Finance, Treasury and Balance Sheet Management and Wholesale Banking, identifies and monitors our liquidity risks. When necessary, the Forum recommends actions to the Asset/Liability Committee to maintain our liquidity position within limits in both normal and stress conditions.
We have one global liquidity risk policy, but the major operating areas measure and manage liquidity risks as follows:
•
The Treasury and Balance Sheet Management Department is responsible for consolidating and reporting the Bank’s global liquidity risk position and for managing the Canadian Personal and Commercial Banking liquidity position.

•	Wholesale Banking is responsible for managing the liquidity risks inherent in the wholesale banking portfolios.
•	TD Banknorth is responsible for managing its liquidity position.
•	Each area must comply with the Global Liquidity Risk
Management policy that is periodically reviewed and approved by the Risk Committee of the Board.

HOW WE MANAGE LIQUIDITY RISK

Our overall liquidity requirement is defined as the amount of liquidity required to fund expected cash outflows, as well as a prudent liquidity reserve to fund potential cash outflows in the event of a disruption in the capital markets or other event that could affect our access to liquidity. We do not rely on short-term wholesale funding for purposes other than funding marketable securities or short-term assets.
We measure liquidity requirements using a conservative base-case scenario to define the amount of liquidity that must be held at all times for a specified minimum period. This scenario provides coverage for 100% of our unsecured wholesale debt coming due, potential retail and commercial deposit run-off and forecast operational requirements. In addition, we provide for coverage of Bank-sponsored funding programs, such as BAs we issue on behalf of clients, and Bank-sponsored ABCP. We also use an extended liquidity coverage test to ensure that we can fund our operations on a fully collateralized basis for a period up to one year.
We meet liquidity requirements by holding assets that can be readily converted into cash, and by managing our cash flows. To be considered readily convertible into cash, assets must be currently marketable, of sufficient credit quality and available for sale. Liquid assets are represented in a cumulative liquidity gap framework based on settlement timing and market depth. Assets needed for collateral purposes or those that are similarly unavailable are not considered readily convertible into cash.
While each of our major operations has responsibility for the measurement and management of its own liquidity risks, we also manage liquidity on a global basis to ensure consistent and efficient management of liquidity risk across all of our operations. On October 31, 2007, our consolidated surplus liquid-asset position up to 90 days was $7.8 billion, compared with a surplus liquid-asset position of $18.8 billion on October 31, 2006. Our surplus liquid-asset position is our total liquid assets less our unsecured wholesale funding requirements, potential non-wholesale deposit run-off and contingent liabilities coming due in 90 days.
If a liquidity crisis were to occur, we have contingency plans in place to ensure that we can meet all our obligations as they come due.
At the time of preparing this report, global debt markets were experiencing a significant liquidity event. During that time, we continued to operate within our liquidity risk management framework and limit structure.

FUNDING

We have a large base of stable retail and commercial deposits, making up over 64% of our total funding. In addition, we have an active wholesale funding program to provide access to widely diversified funding sources, including asset securitization. Our wholesale funding is diversified geographically, by currency and by distribution network. We maintain limits on the amounts of deposits that we can hold from any one depositor so that we do not overly rely on one or a small group of customers as a source of funding. We also limit the amount of wholesale funding that can mature in a given time period.
In 2007, we securitized and sold $6.2 billion of mortgages and $1.0 billion of lines of credit. In addition, we issued $5.1 billion of other medium and long-term senior debt funding, $6.6 billion of subordinated debt and $0.8 billion of preferred shares.

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Insurance Risk
Insurance risk is the risk of loss due to actual insurance claims exceeding the expected insurance claims. This risk can arise due to improper estimation or selection of the underlying risks, poor product design, adverse development of insurance liabilities, extreme or catastrophic events, as well as the inherent randomness associated with the risks insured.
Insurance by nature involves the distribution of products that transfer individual risks with the expectation of a return built into the insurance premiums earned. We are exposed to insurance risk in our property and casualty insurance business, and in our life and health insurance and reinsurance businesses.

WHO MANAGES INSURANCE RISK

Primary responsibility for managing insurance risk lies with senior management within the insurance business units, with oversight from the Risk Management Department. The Audit Committee of the Board acts as the Audit and Conduct Review Committee for the Canadian insurance company subsidiaries. The insurance company subsidiaries also have their own separate boards of directors, as well as independently appointed Actuaries that provide additional risk management oversight.

HOW WE MANAGE INSURANCE RISK

We maintain a number of policies and practices to manage insurance risk. Sound product design is an essential element. The vast majority of risks insured are short-term in nature, that is, they do not involve long-term pricing guarantees. Geographic diversification and product-line diversification are important elements, as well. Reinsurance protection is purchased to further minimize exposure to fluctuations in claims, notably the exposure to natural catastrophes in the property and casualty insurance business. We also manage risk through effective underwriting and claim adjudication practices, ongoing monitoring of experience, and stress-testing scenario analysis.

Operational Risk
Operational risk is the risk of loss resulting from inadequate or failed internal processes, people and systems or from external events.
Operating a complex financial institution exposes our businesses to a broad range of operational risks, including failed transaction processing and documentation errors, fiduciary and information breaches, technology failures, business disruption, theft and fraud, workplace safety and damage to physical assets originating from internal or outsourced business activities. The impact can result in financial loss, reputational harm or regulatory censure and penalties.
Managing operational risk is imperative to creating and sustaining shareholder value, operating efficiently and providing reliable, secure and convenient access to financial services. This involves ensuring we maintain an effective operational risk management framework of policies, processes, resources and internal controls for managing operational risk to acceptable levels.

WHO MANAGES OPERATIONAL RISK

The Risk Management Department is responsible for the design and maintenance of our overall operational risk management framework that sets out the enterprise level governance processes, policies and practices to identify, assess, report, mitigate and control operational risk. The Risk Management Department facilitates appropriate monitoring and reporting of our operational risk exposures and policy compliance to senior management, the Operational Risk Oversight Committee and the Risk Committee of the Board.
We also maintain specialist groups who focus exclusively on managing specific operational risk exposures that require targeted mitigation activities. These areas are responsible for setting enterprise-level policies and maintaining appropriate oversight in particular areas such as business continuity, outsourcing management, technology risk management and information security.
The senior management of individual business units has primary accountability for the ongoing management of operational risk in accordance with our operational risk management policies. Each business unit and corporate area has an independent risk management function that implements the operational risk management framework consistent with the nature and scope of the operational risks to which the area is exposed. Each business unit has a Risk Management Committee consisting of the senior executives in the unit that provides oversight on operational risk management issues and initiatives.

HOW WE MANAGE OPERATIONAL RISK

Through the operational risk management framework, we maintain a system of comprehensive policies, processes and methodologies to manage operational risk to acceptable levels and emphasize proactive management practices. Key operational risk management practices include:

Risk and Control Self-Assessment
Internal control serves as one of the primary lines of defence in safeguarding our employees, customers, assets, information and preventing and detecting errors and fraud. The Risk and Control Self-Assessment is a comprehensive process adopted by each of our businesses and corporate areas to proactively identify key operational risks to which they are exposed and assess whether there are appropriate internal controls in place to mitigate these risks. Management also uses the results of this process to ensure their businesses maintain effective internal controls in compliance with our operating and risk management policies.

Operational Risk Event Monitoring
Operational risk event monitoring is important to maintain our awareness of the risks we encounter and to assist management in taking constructive action to reduce our exposure to future losses. We use a centralized reporting system to monitor and report on internal and external operational risk events. This event data is analyzed to determine trends for benchmarking, and to gain an understanding of the types of risks our businesses and the Bank face.

Risk Reporting
The Risk Management Department, in partnership with business management, facilitates regular reporting of key risk indicators and other risk-related metrics to senior management and the Board of Directors that provide transparent information regarding the level and direction of risk throughout the Bank. Significant operational risk issues and action plans are systematically tracked and reported to ensure management accountability and attention is maintained.

Insurance
The Risk Management Department actively manages a portfolio of insurance and other risk mitigating arrangements to provide additional protection from loss. They assess the type and level of corporate and third-party insurance coverage that is required to ensure it meets our tolerance for risk and statutory requirements. This includes conducting in-depth risk and financial analysis and identifying opportunities to transfer our risk where appropriate.

Technology and Information
Managing the operational risk exposures related to our use of technology and information is of significant importance. Technology and information is used in virtually all aspects of our business and operations, including creating and supporting new markets, competitive products and delivery channels.

68	TD BANK FINANCIAL GROUP ANNUAL REPORT 2007 Management’s Discussion and Analysis

Technology and information risk exposures associated with the operational integrity and security of our information, systems and infrastructure are actively managed through the implementation of enterprise-level technology risk and information security management programs that are patterned on industry best practices and our operational risk management framework. These management programs include robust threat and vulnerability assessments, security and disciplined change management practices.

Business Continuity Management
Business Continuity Management is a vital and integral part of our operational risk management framework. It includes maintaining enterprise-wide business continuity management practices, which allow the executive and senior management to continue to manage and operate their business under adverse conditions, through the execution of resilient strategies, recovery objectives, business continuity and crisis management plans and communication protocols. All areas maintain and regularly test business continuity plans to address the loss or failure of any component on which critical functions depend.

Outsourcing Management
Outsourcing is any arrangement where a service provider performs a business activity, function or process on our behalf that we could normally be expected to perform ourselves. Outsourcing business activities are beneficial by providing access to leading technology, specialized expertise, economies of scale and operational efficiencies. While these arrangements bring benefits to our businesses and customers, we recognize that there are attendant risks that need to be managed. To minimize our exposure to risks related to outsourcing, we maintain an enterprise-level outsourcing risk management program that includes specifying minimum standards for due diligence and ongoing monitoring of service providers, according to significance of the particular outsourcing arrangement.

Regulatory and Legal Risk
Regulatory risk is the risk of not complying with regulatory and comparable requirements. Legal risk is the risk of non-compliance with legal requirements, including the effectiveness of preventing and handling litigation.
Financial services is one of the most closely regulated industries, and the management of a financial services business such as ours is expected to meet high standards in all business dealings and transactions. As a result, we are exposed to regulatory and legal risk in virtually all of our activities. Failure to meet regulatory and legal requirements not only poses a risk of censure or penalty, and may lead to litigation, but also puts our reputation at risk. Financial penalties, unfavourable judicial or regulatory judgments and other costs associated with legal proceedings may also adversely affect the earnings of the Bank.
Regulatory and legal risk differs from other banking risks, such as credit risk or market risk, in that it is typically not a risk actively or deliberately assumed by management in expectation of a return. It occurs as part of the normal course of operating our businesses.

WHO MANAGES REGULATORY AND LEGAL RISK

Business units and corporate areas are responsible for managing day-to-day regulatory and legal risk, while the Legal and Compliance Departments assist them by providing advisory and oversight services.
The Compliance Department is responsible for the risk-based identification and effective monitoring of regulatory risk across our organization, and is charged with ensuring that key day to day business controls are sufficiently robust to maintain compliance with applicable legislation.
Internal and external Legal counsel also work closely with the business units and corporate functions to identify areas of potential regulatory and legal risk, and actively manage them to reduce the Bank’s exposure.

HOW WE MANAGE REGULATORY AND LEGAL RISK

Our Code of Conduct and Ethics helps set the “tone at the top” for a culture of integrity within our organization. The Code stipulates that concern for what is right should be the first consideration in all business decisions and actions, and that includes compliance with the law. All directors, officers and employees are required to attest annually that they understand the Code and have complied with its provisions.
Business units and corporate areas manage day-to-day regulatory and legal risk primarily by implementing appropriate policies, procedures and controls. The Legal and Compliance Departments assist them by:
•	Communicating and advising on regulatory and legal requirements and emerging compliance risks to each business unit as required;
•	Implementing or assisting with policies, procedures and training;
•	Independently monitoring and testing for adherence to regulatory and legal requirements, as well as the effectiveness of associated key internal controls;
•	Tracking, escalating and reporting significant issues and findings to senior management and the Board; and
•	Liaising with regulators as appropriate regarding new or revised legislation, or regulatory examinations.
Additionally, enterprise-wide management of legal and regulatory risk is carried out through the Legislative Compliance Management Program (LCM) run by the Compliance Department. Through LCM, legislative requirements and associated key controls are assessed across the organization, using a risk-based approach. Where any gaps are identified, action plans are implemented and are tracked on a regular basis. Business senior management must attest annually in writing as to compliance with applicable legislative requirements and measures taken to address gaps. Based upon these attestations, the Chief Compliance Officer provides an annual LCM certification to the Audit Committee of the Board.
Finally, while it is not possible to completely eliminate legal risk, the Legal Department also works closely with business units and other corporate areas to draft and negotiate legal agreements to manage those risks, to provide advice on the performance of legal obligations under agreements and applicable legislation, and to manage litigation to which the Bank and its subsidiaries are a party.

Reputational Risk
Reputational risk is the potential that negative publicity, whether true or not, regarding an institution’s business practices, actions or inactions, will or may cause a decline in the institution’s value, liquidity or customer base.
A company’s reputation is a valuable business asset in its own right, essential to optimizing shareholder value and, as such, is constantly at risk. Reputational risk cannot be managed in isolation from other forms of risks. All risks can have an impact on reputation, which in turn can impact the brand, earnings and capital. Credit, market, operational, insurance, liquidity and regulatory and legal risks must all be managed effectively in order to safeguard the Bank’s reputation.
We have an enterprise-wide Reputational Risk Management Policy, approved by the Risk Committee of the Board. This policy established a framework under which each business unit is required to implement a reputational risk policy and procedures,

TD BANK FINANCIAL GROUP ANNUAL REPORT 2007 Management’s Discussion and Analysis	69

including designating a business-level committee to review reputational risk issues and to identify issues to be escalated to the enterprise-wide Reputational Risk Committee. In our wholesale business, we also have defined and documented a process to approve structured transactions. The process involves committees with representation from the businesses and control functions, and includes consideration of all aspects of a new structured product, including reputational risk.

WHO MANAGES REPUTATIONAL RISK

Ultimate responsibility for the Bank’s reputation lies with the Senior Executive Team and the executive committees that examine reputational risk as part of their ongoing mandate. The Reputational Risk Committee is the executive committee with the enterprise-wide responsibility for making decisions on reputational risks. The purpose of the Committee is to ensure that new and existing business activities, transactions, products or sales practices that are referred to it are subject to a sufficiently broad and senior review to fully consider the associated reputational risk issues. However, every employee and representative of our organization has a responsibility to contribute in a positive way to our reputation. This means ensuring that ethical practices are followed at all times, that interactions with our stakeholders are positive, and that we comply with applicable policies, legislation and regulations. Reputational risk is most effectively managed when every individual works continuously to protect and enhance our reputation.

Environmental Risk
Environmental risk is the possibility of loss to our financial, operational or reputational value resulting from the impact of environmental issues or concerns.
Protecting and preserving the environment is very important to our business and operations, both within Canada and internationally. We are sensitive to our environmental footprint, and carefully manage environmental risks that may affect our financial, operational or reputational value. Important environmental issues and concerns include habitat degradation, forestry biodiversity, climate change and the impact on indigenous peoples.

WHO MANAGES ENVIRONMENTAL RISK

The Corporate Environmental Affairs group, in partnership with Corporate Operations, is responsible for the design and implementation of our Environmental Management System (EMS), which sets out the policy, processes and procedures for systematically identifying environmental risk issues and impacts on our business, as well as setting goals for compliance, performance and continuous improvement. Responsibility for management of environmental risk is distributed throughout the organization, and also is integrated within the management of other risks such as credit, operational and reputational risk.

HOW WE MANAGE ENVIRONMENTAL RISK

There are two principal sources of environmental risk to our business: ownership or operation of physical premises and, second, the actions of our borrowers. These sources of risk are actively managed through our EMS and credit risk management processes. Credit risk management involves establishing credit policy and monitoring the credit assessment process, as well as obtaining environmental assessments where necessary. In 2007, our credit granting practices in the area of project finance were further enhanced with the adoption of the internationally-recognized Equator Principles for determining, assessing and managing social and environmental risk.
A key component of the EMS is our Environmental Policy, approved by the Risk Committee of the Board, and our complementary Environmental Management Framework. Together, the Policy and Framework guide how we will manage and minimize the potential impact of environmental risks and issues arising from our business and operations. We also monitor policy and legislative developments, and continue to have an ongoing dialogue with environmental organizations, industry associations and socially responsible investment organizations. These discussions focus on the role that banks could or should take on certain environmental issues that we believe are important to our customers and the communities in which we operate.
For more information on our Environmental Policy and Environmental Management Framework and related activities, please refer to our Corporate Responsibility Report, which is available at our website www.td.com.

ACCOUNTING STANDARDS AND POLICIES

Critical Accounting Estimates

The Bank’s accounting policies are essential to understanding its results of operations and financial condition. A summary of the Bank’s significant accounting policies is presented in the Notes to the Consolidated Financial Statements. Some of the Bank’s policies require subjective, complex judgments and estimates as they relate to matters that are inherently uncertain. Changes in these judgments or estimates could have a significant impact on the Bank’s Consolidated Financial Statements. The Bank has established procedures to ensure that accounting policies are applied consistently and that the processes for changing methodologies are well controlled and occur in an appropriate and systematic manner. In addition, the Bank’s critical accounting policies are reviewed with the Audit Committee on a periodic basis. Critical accounting policies that require management’s judgment and estimates include accounting for loan losses, accounting for the fair value of financial instruments, accounting for income taxes, accounting for securitizations and variable interest entities, the valuation of goodwill and other intangibles, accounting for pensions and post-retirement benefits, and contingent liabilities.

ACCOUNTING FOR LOAN LOSSES

Accounting for loan losses is an area of importance given the size of the Bank’s loan portfolio. The Bank has two types of allowances against loan losses - specific and general. Loan impairment is recognized when the Bank determines, based on its identification and evaluation of problem loans and accounts, that the timely collection of all contractually due interest and principal payments is no longer assured. Judgment is required as to the timing of designating a loan as impaired and the amount of the required specific allowance. Management’s judgment is based on its assessment of probability of default, loss given default and exposure at default. Changes in these estimates, due to a number of circumstances, can have a direct impact on the provision for loan losses and may result in a change in the allowance. Changes in the allowance, if any, would primarily impact the Canadian Personal and Commercial Banking, the U.S. Personal and Commercial Banking and the Wholesale Banking segments. Reviews by regulators in Canada and the U.S. bring a measure of uniformity to specific allowances recorded by banks.

70	TD BANK FINANCIAL GROUP ANNUAL REPORT 2007 Management’s Discussion and Analysis

General allowance requires management’s judgment and the provision depends upon an assessment of business and economic conditions, historical and expected loss experience, loan portfolio composition and other relevant indicators. In establishing the appropriateness of general allowance, in addition to management’s judgment, the Bank refers to internally developed models that utilize parameters for probability of default (PD), loss given default (LGD) and exposure at default (EAD). These models calculate a high and low range of allowance levels. If the Wholesale/Commercial parameters were independently increased or decreased by 10%, then the model would indicate an increase or decrease to the mean of the range in the amount of $7 million for PD, $7 million for LGD and $23 million for EAD, respectively.
The Managing Risk section on pages 60 to 70 of this MD&A provides a more detailed discussion regarding credit risk. Also, see Note 3 to the Bank’s Consolidated Financial Statements for additional disclosures regarding the Bank’s allowance for credit losses.

FAIR VALUE OF FINANCIAL INSTRUMENTS

The fair value of publicly traded financial instruments is based on published market prices, adjusted for daily margin settlements, where applicable. The fair value for a substantial majority of financial instruments is based on published and quoted market prices or valuation models that use independently observable market inputs. Independently observable market inputs include interest rate yield curves, foreign exchange rates and option volatilities. The valuation models incorporate prevailing market rates and take into account factors, such as counterparty credit quality, liquidity and concentration. Certain derivatives are valued using models with non-observable market inputs, where the inputs estimated are subject to management’s judgment. These derivatives are normally not actively traded and are complex. For example, certain credit products are valued using models with inputs, such as correlation and recovery rates, that are non-observable. Uncertainty in estimating the inputs can impact the amount of revenue or loss recorded for a particular position. Where a market input is not observable, the Bank defers all of the inception profit. Management’s judgment is also used in recording fair value adjustments to model valuations to account for measurement uncertainty when valuing complex and less actively traded derivatives.
The Bank has controls in place to ensure that the valuations derived from the models and inputs are appropriate. These include independent review and approval of valuation models and inputs, and independent review of the valuations by qualified personnel. As the market for complex derivative products develops, the pricing for these products may become more transparent, resulting in refinement of valuation models. For a discussion of market risk, refer to page 64 of this MD&A. As described in Note 22 to the Consolidated Financial Statements, for financial instruments whose fair value is estimated using valuation techniques based on non-observable market inputs that are significant to the overall valuation, the difference between the fair value at initial recognition represented by the transaction price and the fair value determined using the valuation technique is recognized in income when the inputs become observable. The total amount of change in fair value recognized in income for the year ended October 31, 2007 relating to these financial instruments was $62 million, which is before the impact of hedges and includes changes in both the observable and non-observable market inputs. Note 22 also summarizes the aggregate profit not recognized due to the difference between the transaction price and amount determined using valuation techniques with significant non-observable market inputs at inception.
We believe that the estimates of fair value are reasonable, given the process for obtaining multiple quotes of external market prices, consistent application of models over a period of time, and the controls and processes described above. The valuations are also validated by past experience and through the actual cash settlement of contracts.
Valuation of private equity investments requires management’s judgment due to the absence of quoted market prices, inherent lack of liquidity and the longer-term nature of such investments. Private equity investments are initially recorded at cost and compared with fair value on a periodic basis. Fair value is determined using valuation techniques, including discounted cash flows and a multiple of earnings before taxes, depreciation and amortization. Management applies judgment in the selection of the valuation methodology and the various inputs to the calculation, which may vary from one reporting period to another. These estimates are monitored and reviewed on a regular basis by us for consistency and reasonableness. Any imprecision in these estimates can affect the resulting fair value. The inherent nature of private equity investing is that management’s valuation will change over time as the underlying investment matures and an exit strategy is developed and realized. Estimates of fair value may also fluctuate due to developments in the business underlying the investment. Such fluctuations may be significant depending on the nature of the factors going into the valuation methodology and the extent of change in those factors.
Available-for-sale and held-to-maturity securities are written down to their fair value through the Consolidated Statement of Income when there is an impairment in value that is considered to be other than temporary in nature. The determination of whether or not other-than-temporary impairment exists is a matter of judgment. We review these securities regularly for possible impairment that is other than temporary and this review typically includes an analysis of the facts and circumstances of each investment and the expectations for that investment’s performance. Specifically, impairment of the value of an investment may be indicated by conditions, such as a prolonged period during which the fair value of the investment is less than its carrying value, severe losses by the investee in the current year or current and prior years, continued losses by the investee for a period of years, suspension of trading in the securities or liquidity or going concern problems of the investee.
   All of the Bank's segments are impacted by this accounting policy.
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The following table summarizes the Bank’s significant financial assets and financial liabilities carried at fair value by valuation methodology.

T A B L E 3 7	FINANCIAL ASSETS AND FINANCIAL LIABILITIES CARRIED AT FAIR VALUE BY VALUATION METHODOLOGY
	As at October 31, 2007
	Financial assets					Financial liabilities
		Securities			Loans
		designated			designated
		as trading			as trading	Obligations
		under the	Available-		under the	related to
	Trading	fair value	for-sale		fair value	securities		Trading
(millions of Canadian dollars)	securities	option	securities	Derivatives	option	sold short	Derivatives	deposits
Fair value	$77,637	$2,012	$34,355	$38,918	$1,235	$24,195	$41,621	$45,348
Based on:
Published quoted market prices	48%	50%	38%	2%	-%	53%	2%	-%
Valuation techniques with significant observable market inputs or broker-dealer quotes	51%	50%	62%	98%	100%	47%	97%	99%
Valuation techniques with significant non-observable market inputs	1%	-%	-%	-%	-%	-%	1%	1%
Total %	100%	100%	100%	100%	100%	100%	100%	100%

The potential effect of using reasonable possible alternative assumptions for valuing these financial instruments would range from a reduction in the fair value by $68 million to an increase in the fair value by $82 million (before changes in valuation adjustments).

ACCOUNTING FOR SECURITIZATIONS AND VARIABLE INTEREST ENTITIES

There are two key determinations relating to accounting for securitizations. The first key determination is in regard to bank-originated securitized assets. A decision must be made as to whether the securitization should be considered a sale under GAAP. GAAP requires that specific criteria be met in order for the Bank to have surrendered control of the assets and thus be able to recognize a gain or loss on sale. For instance, the securitized assets must be isolated from the Bank and placed beyond the reach of the Bank and its creditors, even in the case of bankruptcy or receivership. In determining the gain or loss on sale, management estimates future cash flows by relying on estimates of the amount of interest that will be collected on the securitized assets, the yield to be paid to investors, the portion of the securitized assets that will be prepaid before their scheduled maturity, expected credit losses, the cost of servicing the assets and the rate at which to discount these expected future cash flows. Actual cash flows may differ significantly from those estimated by management. If actual cash flows are different from our estimate of future cash flows then the gains or losses on the securitization recognized in income will be adjusted. Effective November 1, 2006, retained interests are classified as trading securities and are carried at fair value on the Bank’s Consolidated Balance Sheet. Note 4 to the Bank’s Consolidated Financial Statements provides additional disclosures regarding securitizations, including a sensitivity analysis for key assumptions. For 2007, there were no significant changes to the key assumptions used in estimating the future cash flows. These assumptions are subject to periodic review and may change due to significant changes in the economic environment.
The second key determination is whether the VIE should be consolidated. All of the Bank’s securitization trusts are considered VIEs. Current GAAP requires consolidation of a VIE only when the Bank is the primary beneficiary, and exposed to a majority of the VIE’s expected losses or entitled to a majority of the VIE’s expected residual returns. In addition, if the VIE is a QSPE then the Bank does not consolidate the VIE. Management uses judgment to estimate the expected losses and expected residual returns in order to determine if the Bank retains substantially all of the residual risk and rewards of the VIE. Under current GAAP, all of the Bank-originated assets transferred to VIEs meet the criteria for sale treatment and non-consolidation. This accounting policy impacts Canadian Personal and Commercial Banking, Wholesale Banking and the Corporate segment.

VALUATION OF GOODWILL AND OTHER INTANGIBLES

Under GAAP, goodwill is not amortized, but is instead assessed for impairment at the reporting unit level annually, and if an event or change in circumstances indicates that the asset might be impaired. Goodwill is assessed for impairment by determining whether the fair value of the reporting unit to which the goodwill is associated is less than its carrying value. When the fair value of the reporting unit is less than its carrying value, the fair value of the goodwill in that reporting unit is compared to its carrying value. If the fair value of goodwill is less than its carrying value, goodwill is considered to be impaired and a charge for impairment is recognized immediately. The fair value of the Bank’s reporting units are determined from internally developed valuation models that consider various factors, such as normalized and projected earnings, price earnings multiples and discount rates. Management uses judgment in estimating the fair value of reporting units and imprecision in any assumptions and estimates used in the fair value calculations could influence the determination of goodwill impairment and affect the valuation of goodwill. Management believes that the assumptions and estimates used are reasonable and supportable in the existing environment. Where possible, fair values generated internally are compared to market information. The carrying values of the Bank’s reporting units are determined by management using economic capital models to adjust net assets and liabilities by reporting unit. These models consider various factors, such as market risk, credit risk, and operational risk, and are designed to produce the equity capital a reporting unit would have if it was a stand-alone entity. The Capital Management Committee reviews the Bank’s allocation of economic capital to the reporting unit.
The estimated fair value of each of our groups of reporting units was significantly greater than the carrying value, including goodwill. On an individual groups of reporting units basis, the estimated fair value of any of our groups of reporting units would have to decline by more than 30% before a detailed impairment assessment would be required.
Intangible assets that derive their value from contractual customer relationships or that can be separated and sold, and have a finite useful life, are amortized over their estimated useful life. Determining the estimated useful life of these finite life intangible assets requires an analysis of the circumstances and management’s judgment. Finite life intangible assets are tested for impairment whenever circumstances indicate that the carrying value may not be recoverable. Such circumstances would indicate potential intangible asset impairment and would require a cash flow analysis at that time. The finite life intangible assets would be written down to net recoverable value based on expected future cash flows. This accounting policy impacts all of the Bank’s business segments. See Note 5 to the Consolidated Financial Statements for additional disclosures regarding goodwill and other intangibles.

72	TD BANK FINANCIAL GROUP ANNUAL REPORT 2007 Management’s Discussion and Analysis

ACCOUNTING FOR PENSIONS AND POST-RETIREMENT BENEFITS

Pension and post-retirement benefits obligation and expense are dependent on the assumptions used in calculating these amounts. The actuarial assumptions are determined by management and are reviewed annually by the Bank’s actuaries. These assumptions include the discount rate, the rate of compensation increase, the overall health care cost trend rate and the expected long-term rate of return on plan assets. The discount rate used to value liabilities is based on long-term corporate AA bond yields as at the valuation date. The other assumptions are also long-term estimates. The expected long-term rate of return on plan assets assumption is based on historical returns and future expectations for returns for each asset class, as well as the target asset allocation of the fund. As these assumptions relate to factors that are long term in nature, they are subject to a degree of uncertainty. Differences between actual experience and the assumptions, as well as changes in the assumptions resulting from changes in future expectations, result in increases or decreases in the pension and post-retirement benefits expense in future years.
The following table provides the sensitivity of the accrued pension benefit obligation and the pension expense for the Bank’s principal pension plan to changes in the discount rate, expected long term return on plan assets assumption and rate of compensation increase as at October 31, 2007. The sensitivity analysis provided in the table is hypothetical and should be used with caution. All of the Bank’s segments are impacted by this accounting policy. For a further discussion of the key assumptions used in determining the Bank’s annual pension expense and accrued benefit obligation, see Note 16 to the Consolidated Financial Statements.

T A B L E 3 8	SENSITIVITY OF CHANGE IN KEY ASSUMPTIONS
(millions of Canadian dollars)	Obligation	Expense
Impact of a change of 1.0% in key assumptions
Discount rate assumption used	5.60%	5.50%
Decrease in assumption	$278	$45
Increase in assumption	$(220)	$(31)

Expected long-term return on assets assumption used	N/A	6.75%
Decrease in assumption	N/A	$20
Increase in assumption	N/A	$(20)

Rate of compensation increase assumption used	3.50%	3.50%
Decrease in assumption	$(68)	$(28)
Increase in assumption	$76	$19

ACCOUNTING FOR INCOME TAXES

Accounting for current income taxes requires the Bank to exercise judgment for issues relating to certain complex transactions, known issues under discussion with tax authorities and matters yet to be settled in court. As a result, the Bank maintains a tax provision for contingencies and regularly assesses the adequacy of this tax provision.
Future income taxes are recorded to account for the effects of future taxes on transactions occurring in the current period. The accounting for future income taxes impacts all of the Bank’s segments and requires judgment in the following key situations:
•
Future tax assets are assessed for recoverability. The Bank records a valuation allowance when it believes, based on all available evidence, that it is more likely than not that all of the future tax assets recognized will not be realized prior to their expiration. The amount of the future income tax asset recognized and considered realizable could, however, be reduced if projected income is not achieved due to various factors, such as unfavourable business conditions. If projected income is not expected to be achieved, the Bank would record an additional valuation allowance to reduce its future tax assets to the amount that it believes can be realized. The magnitude of the valuation allowance is significantly influenced by the Bank’s forecast of future profit generation, which drives the extent to which it will be able to utilize the future tax assets.

•
Future tax assets are calculated based on tax rates expected to be in effect in the period in which they will be realized. Previously recorded tax assets and liabilities need to be adjusted when the expected date of the future event is revised based on current information.

•
The Bank has not recognized a future income tax liability for undistributed earnings of certain operations as it does not plan to repatriate them. Estimated taxes payable on such earnings in the event of repatriation would be $428 million at October 31, 2007.

CONTINGENT LIABILITIES

The Bank and its subsidiaries are involved in various legal actions in the ordinary course of business, many of which are loan-related. In management’s opinion, the ultimate disposition of these actions, individually or in the aggregate, will not have a material adverse effect on the financial condition of the Bank.
Contingent litigation loss accruals are established when it becomes probable that the Bank will incur an expense and the amount can be reasonably estimated. In addition to the Bank’s management, internal and external experts are involved in assessing probability and in estimating any amounts involved. Throughout the existence of a contingency, the Bank’s management or its experts may learn of additional information that may impact its assessments about probability or about the estimates of amounts involved. Changes in these assessments may lead to changes in recorded loss accruals. In addition, the actual costs of resolving these claims may be substantially higher or lower than the amounts accrued for those claims.
See Note 25 to the Bank’s Consolidated Financial Statements for more details.

DERIVATIVES

The impact of non-trading derivatives on net interest income and other income for the year ended October 31, 2007 is provided in Table 39 below.

T A B L E 3 9	NON-TRADING DERIVATIVES
	Non-trading derivatives	Non-trading derivatives not
(millions of Canadian dollars)	qualifying for hedge accounting	qualifying for hedge accounting
Net interest income (loss)	$(65.3)	$56.9
Other income	2.2	9.5

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ACCOUNTING STANDARDS AND POLICIES

Future Accounting and Reporting Changes

The Bank expects to adopt the following accounting standards in the future. See Note 1 to the Bank’s Consolidated Financial Statements for more details of future accounting and reporting changes.

Capital Disclosures
The CICA issued a new accounting standard, Section 1535, Capital Disclosures, which requires the disclosure of both qualitative and quantitative information that enables users of financial statements to evaluate the entity's objectives, policies and processes for managing capital. This new standard is effective for the Bank beginning November 1, 2007.

Financial Instruments
The CICA issued two new accounting standards, Section 3862,
Financial Instruments - Disclosures, and Section 3863, Financial Instruments - Presentation, which apply to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2007. The Bank intends to adopt these new standards effective November 1, 2007.

Accounting for Transaction Costs of Financial Instruments Classified Other Than as Held For Trading
On June 1, 2007, the EIC issued EIC-166, Accounting Policy Choice for Transaction Costs, which allows an entity the accounting policy choice of recognizing all transaction costs in net income or adding to the initial carrying cost those transaction costs that are directly attributable to the acquisition or issue of the financial instrument for all similar financial instruments other than those classified as held for trading. The guidance is effective beginning November 1, 2007. The new guidance is not expected to have a material effect on the financial position or earnings of the Bank.

U.S. GAAP

Defined Benefit Pension and Other Post-retirement Plans
The Bank adopted the Financial Accounting Standards Board Statement No. 158, Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans on October 31, 2007. Effective November 1, 2008, the standard also requires that the date at which the benefit obligation and plan assets are measured should be the fiscal year end date. As a result, the Bank will no longer be permitted to measure its defined benefit plan up to three months earlier than the Financial Statement date.

Income Taxes
Effective November 1, 2007, the Bank will be required to adopt the Financial Accounting Standard Board (FASB) interpretation on income taxes. The interpretation provides guidance on recognition, measurement and disclose of income tax benefits and liabilities. We are in the process of assessing the impact of this guidance on the Bank’s Consolidated Financial Statements.

Fair Value Measurements
Effective November 1, 2008, the Bank will be required to adopt the FASB guidance on fair value measurements. The new guidance will primarily impact the Bank’s fair value measurements relating to financial instruments and also requires the Bank to make increased disclosures about its fair value measurements. We are in the process of assessing the impact of this guidance on the Bank’s Consolidated Financial Statements.

Fair Value Option for Financial Assets and Financial Liabilities
The FASB accounting standard on the fair value option for financial assets and liabilities permits an entity to choose to measure eligible financial instruments at fair value with the change in the fair value recognized in income. The standard will be effective for the Bank on November 1, 2008.

74	TD BANK FINANCIAL GROUP ANNUAL REPORT 2007 Management’s Discussion and Analysis

ACCOUNTING STANDARDS AND POLICIES

Controls and Procedures

DISCLOSURE CONTROLS AND PROCEDURES

An evaluation was performed under the supervision and with the participation of the Bank’s management, including the Chief Executive Officer and Chief Financial Officer, of the effectiveness of the Bank’s disclosure controls and procedures, as defined in the rules of the SEC and Canadian Securities Administrators, as of October 31, 2007. Based on that evaluation, the Bank’s management, including the Chief Executive Officer and Chief Financial Officer, concluded that the Bank’s disclosure controls and procedures were effective as of October 31, 2007.

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The Bank’s management is responsible for establishing and maintaining adequate internal control over financial reporting for the Bank. The Bank’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records, that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Bank; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Bank are being made only in accordance with authorizations of the Bank’s management and directors; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Bank’s assets that could have a material effect on the financial statements.

The Bank’s management has used the criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission to assess, with the participation of the Chief Executive Officer and Chief Financial Officer, the effectiveness of the Bank’s internal control over financial reporting. Based on this assessment, management has concluded that as at October 31, 2007, the Bank’s internal control over financial reporting was effective based on the applicable criteria. The effectiveness of the Bank’s internal control over financial reporting has been audited by the independent auditors, Ernst & Young LLP, a registered public accounting firm that has also audited the Consolidated Financial Statements of the Bank for the year ended October 31, 2007. Their report, on page 77, expresses an unqualified opinion on the effectiveness of the Bank’s internal control over financial reporting as of October 31, 2007.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

During 2007, there have been no changes in the Bank’s policies and procedures and other processes that comprise its internal control over financial reporting, that have materially affected, or are reasonably likely to materially affect, the Bank’s internal control over financial reporting.

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